As filed with the Securities and Exchange Commission on April 25, 2003.


                                                             FILE NO. 333-102134
                                                                       811-05301
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM N-4
                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                   ACT OF 1933

                        PRE-EFFECTIVE AMENDMENT NO. / 1 /

                        POST-EFFECTIVE AMENDMENT NO. / /

                                     AND/OR
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940

                              AMENDMENT NO. / 54 /

                        (CHECK APPROPRIATE BOX OR BOXES)
                            ------------------------
                               VARIABLE ACCOUNT I
                           (Exact Name of Registrant)

                           AIG LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                 600 KING STREET
                              WILMINGTON, DE 19801
              (Address of Depositor's Principal Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (713) 831-3150

                              LAUREN W. JONES, ESQ.
                           AIG LIFE INSURANCE COMPANY
                               2929 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                     (Name and Address of Agent for Service)


It is proposed that this filing will become effective:

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on May 1, 2003 pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a) of Rule 485
[ ] on ______ pursuant to paragraph (a) of Rule 485

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                               VARIABLE ACCOUNT I

                              Cross Reference Sheet

                               PART A - PROSPECTUS

Item Number in Form N-4                                      Caption
-----------------------                                      -------
1.  Cover Page ............................................. Cover Page

2.  Definitions ............................................ Definitions

3.  Synopsis ............................................... The Contract; Fee Table;
                                                             Charges and Deductions;
                                                             Other Information

4.  Condensed Financial Information ........................ Appendix A - Condensed Financial
                                                             Information

5.  General Description of Registrant,
    Depositor and Portfolio Companies ...................... Other Information

6.  Deductions ............................................. Charges and Deductions

7.  General Description of Variable Annuity Contracts ...... The Contract; Other Information

8.  Annuity Period ......................................... Annuity Payments

9.  Death Benefit .......................................... Death Benefit

10. Purchases and Contract Value ........................... The Contract; Charges and Deductions

11. Redemptions ............................................ Access To Your Money

12. Taxes .................................................. Taxes

13. Legal Proceedings ...................................... Other Information

14. Table of Contents of                                     Table of Contents of
    Statement of Additional Information .................... Statement of Additional Information

                  PART B - STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

Item Number in Form N-4                                      Caption
-----------------------                                      -------
15. Cover Page ............................................. Cover Page

16. Table of Contents ...................................... Table of Contents

17. General Information and History ........................ The Contract (P); Investment Options (P);
                                                             Other Information (P)

18. Services ............................................... Other Information (P)

19. Purchase of Securities Being Offered ................... The Contract (P)

20. Underwriters ........................................... Distributor

21. Calculation of Performance Data ........................ Performance Data

22. Annuity Payments ....................................... Annuity Payments (P); Annuity Provisions

23. Financial Statements ................................... Depositor: Financial Statements (P);
                                                             Financial Statements; Registrant: Financial
                                                             Statements (P); Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                              GALLERY PROSPECTUS

                             INDIVIDUAL AND GROUP
                     SINGLE AND FLEXIBLE PURCHASE PAYMENT
                          VARIABLE ANNUITY CONTRACTS

                                   issued by

                          AIG LIFE INSURANCE COMPANY

                                  through its

                              VARIABLE ACCOUNT I

This prospectus describes single and flexible purchase payment variable annuity contracts being offered to individuals and groups. The word "contract" as used in this prospectus includes both single and flexible purchase payment contracts, whether issued on an individual or group basis, as well as any certificate issued under a group contract. Please read this prospectus carefully before investing and keep it for future reference.


You can allocate your money among several variable investment options listed below and a fixed investment option. The fixed investment option is our guaranteed account which earns a minimum of 3% interest for flexible premium contracts and 4% for single premium contracts. The variable investment options are portfolios of the AllianceBernstein Variable Products Series Fund, Inc.



AllianceBernstein Variable Products Series Fund,   AllianceBernstein Premier Growth Portfolio (Class
Inc. (managed by Alliance Capital Management,      B)
L.P.)
AllianceBernstein Global Bond Portfolio            AllianceBernstein Quasar Portfolio
AllianceBernstein Global Dollar Government         AllianceBernstein Real Estate Investment Portfolio
Portfolio
AllianceBernstein Growth Portfolio (Class B)       AllianceBernstein Technology Portfolio (Class B)
AllianceBernstein Growth and Income Portfolio      AllianceBernstein Total Return Portfolio
(Class B)
AllianceBernstein High Yield Portfolio             AllianceBernstein U.S. Government/High Grade
                                                   Securities Portfolio
AllianceBernstein International Portfolio          AllianceBernstein Utility Income Portfolio
AllianceBernstein Money Market Portfolio (Class B) AllianceBernstein Worldwide Privatization
                                                   Portfolio
AllianceBernstein Americas Government Income
Portfolio



To learn more about the contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated May 1, 2003. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on the last page of this prospectus. For a free copy of the SAI, call us at (800) 255-8402 or write to us at Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031.


In addition, the SEC maintains a website at http://www.sec.gov that contains the prospectus, SAI, materials incorporated by reference and other information which we have filed electronically with the SEC.

Variable annuities involve risks, including possible loss of principal. They are not a deposit of any bank or insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The SEC has not approved or disapproved of the contract or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                                  May 1, 2003

================================================================================
                               TABLE OF CONTENTS
================================================================================


DEFINITIONS................................................................  3

FEE TABLE..................................................................  4

CONDENSED FINANCIAL INFORMATION............................................  7

THE CONTRACT...............................................................  7

INVESTMENT OPTIONS......................................................... 10

CHARGES AND DEDUCTIONS..................................................... 13

ACCESS TO YOUR MONEY....................................................... 15

ANNUITY PAYMENTS........................................................... 16

DEATH BENEFIT.............................................................. 18

PERFORMANCE................................................................ 18

TAXES...................................................................... 20

OTHER INFORMATION.......................................................... 23

FINANCIAL STATEMENTS....................................................... 25

APPENDIX A -- CONDENSED FINANCIAL INFORMATION.............................. 26

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION................... 32

================================================================================
                                  DEFINITIONS
================================================================================

We have capitalized certain terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Accumulation Unit -- An accounting unit of measure used to calculate your Contract Value prior to the Annuity Date.

Administrative Office -- The Annuity Service Office, c/o Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, Pennsylvania 19312-0031.

Annuitant -- The person you designate whose life determines the duration of annuity payments involving life contingencies.

Annuity Date -- The date on which annuity payments begin.

Annuity Unit -- An accounting unit of measure used to calculate annuity payments after the Annuity Date.

Contract Anniversary -- An anniversary of the date we issued your contract.

Contract Value -- The dollar value as of any Valuation Date of all amounts accumulated under your contract.

Contract Year -- Each period of twelve months commencing with the date we issued your contract. For single purchase payment contracts, Contribution Year and Contract Year are the same.

Contribution Year -- Any period of twelve months commencing with the date we receive a purchase payment and ending on the same date in each succeeding twelve month period thereafter. As noted above, for single purchase payment contracts, Contribution Year and Contract Year are the same.

Owner -- The person named as the owner in the contract or as later changed and who has all rights under the contract.

Valuation Date -- Each day that the New York Stock Exchange is open for trading.

Valuation Period -- The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

================================================================================

                                   FEE TABLE

================================================================================




The following table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer cash value between investment options. State premium taxes may also be deducted.



Maximum Owner Transaction Expenses


               Withdrawal Charges(1)
                 (as a percentage of each Purchase Payment) 6.0%

-------------

(1) Withdrawal Charge Schedule (as a percentage of each Purchase Payment)



                       Years: 1   2   3   4   5   6   7+
                              6%  5%  4%  3%  2%  1%  0%



Transfer Fee


No charge for the first 12 transfers each contract year; thereafter, the fee is $10 per transfer (Transfers for DCA or asset rebalancing are not counted against your 12 free transfers.)



The following describes the fees and expenses that you may pay periodically during the time that you own the contract, not including underlying funds fees and expenses.



        Contract Maintenance Fee............................... $30/year

        Separate Account Annual Expenses
        (as a percentage of your average daily net asset value)
            Total Separate Account Annual Expenses.............    1.40%
                                                                ========





                              PORTFOLIO EXPENSES





The following shows the minimum and maximum total operating expenses charged by the underlying Portfolio of the Alliance Bernstein Variable Products Series Fund, Inc. ("Fund"). More detail concerning the Fund's fees and expenses is contained in the prospectus for the Fund. Please read the Fund prospectus carefully before investing.



Total Annual Underlying Portfolio Operating Expenses                          Minimum Maximum
----------------------------------------------------                          ------- -------
(expenses that are deducted from underlying portfolios of the Fund, including
management fees, other expenses and 12b-1 fees, if applicable)(1)              0.68%   2.47%

-------------

(1) For individual expenses of each of the Variable Portfolios available in your contract, please refer to the Fund prospectus.

================================================================================

                     MAXIMUM AND MINIMUM EXPENSE EXAMPLES

================================================================================


These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, contract maintenance fees, separate account annual expenses and expenses of the underlying portfolios of the Fund.



The Examples assumes that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and that the maximum and minimum fees and expenses of the Fund are reflected. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



MAXIMUM EXPENSE EXAMPLES


(assuming maximum separate account annual expenses of 1.40% and investment in an underlying portfolio with total expenses of 2.47%)



(1) If you surrender your contract at the end of the applicable time period:



         1 YEAR                     3 YEARS                    5 YEARS                   10 YEARS
=========================  =========================  =========================  =========================
          $932                      $1,639                     $2,364                     $4,121
=========================  =========================  =========================  =========================



(2) If you do not surrender your contract at the end of the applicable time period:



         1 YEAR                     3 YEARS                    5 YEARS                   10 YEARS
=========================  =========================  =========================  =========================
          $392                      $1,189                     $2,004                     $4,121
=========================  =========================  =========================  =========================



(3) If you annuitize your contract:



         1 YEAR                     3 YEARS                    5 YEARS                   10 YEARS
=========================  =========================  =========================  =========================
          $389                      $1,181                     $1,990                     $4,096
=========================  =========================  =========================  =========================



MINIMUM EXPENSE EXAMPLES


(assuming minimum separate account annual charges of 1.40% and investment in an underlying portfolio with total expenses of 0.68%)



(1) If you surrender your contract at the end of the applicable time period:



         1 YEAR                     3 YEARS                    5 YEARS                   10 YEARS
=========================  =========================  =========================  =========================
          $754                      $1,111                     $1,494                     $2,441
=========================  =========================  =========================  =========================



(2) If you do not surrender your contract at the end of the applicable time period:



         1 YEAR                     3 YEARS                    5 YEARS                   10 YEARS
=========================  =========================  =========================  =========================
          $214                       $661                      $1,134                     $2,441
=========================  =========================  =========================  =========================



(3) If you annuitize your contract:



         1 YEAR                     3 YEARS                    5 YEARS                   10 YEARS
=========================  =========================  =========================  =========================
          $211                       $652                      $1,119                     $2,410
=========================  =========================  =========================  =========================

-------------

Explanation of Fee Table and Expenses



1. The purpose of the Fee Table is to show you the various expenses you would incur directly or indirectly by investing in the contract. The table represents both fees at the separate account (contract level) as well as portfolio company investment management expenses. We converted the contract maintenance fee to a percentage (0.06%). Additional information on the portfolio company fees can be found in the underlying Fund prospectus.



2. In addition to the stated assumptions, the Examples also assume separate account expenses as indicated and that no transfer fees were imposed. Although premium taxes may apply, they are not reflected in the Examples.



3. These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

================================================================================
                        CONDENSED FINANCIAL INFORMATION
================================================================================


Historical accumulation unit values are contained in the Appendix A.


================================================================================
                                 THE CONTRACT
================================================================================

General Description

An annuity is a contract between you, as the owner, and a life insurance company. The contract provides tax deferral for your earnings, which means your earnings accumulate on a tax-deferred basis until you take money out of your contract. It also provides a death benefit and a guaranteed income in the form of annuity payments beginning on a date you select. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. The income phase begins once you or the annuitant begins receiving annuity payments. If you or the annuitant dies during the accumulation phase, we guarantee a death benefit to your beneficiary.

The contract is called a variable annuity because you can allocate your money among variable investment options. Each subaccount of our variable account invests in shares of a corresponding portfolio of a mutual fund. Depending on market conditions, the various portfolios may make or lose money. If you allocate money to the portfolios, your Contract Value during the accumulation phase will depend on their investment performance. In addition, the amount of the variable annuity payments you may receive will depend on the investment performance of the portfolios you select for the income phase.

The contract also has a fixed investment option. The guaranteed option account is a fixed interest option that is part of our general account. Any portion of the purchase payment you allocate to the guaranteed option will earn interest at a fixed rate that we set. We guarantee the interest rate will never be less than 3% for flexible purchase payment contracts and 4% for single purchase payment contracts. Your Contract Value in the guaranteed option account during the accumulation phase will depend on the total interest we credit. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

Purchasing a Contract

A purchase payment is the money you give us as payment to buy the contract, as well as any additional money you give us to invest in the contract after you own it. The minimum initial investment is $5,000 for a non-qualified contract and $2,000 for a qualified contract. If you own a flexible purchase payment contract, you may add purchase payments of $1,000 or more to your contract at any time during the accumulation phase.

We may refuse any purchase payment. In general, we will not issue a contract to anyone who is over age 85.

Allocation of Purchase Payment

When you purchase a contract, you will tell us how to allocate your initial purchase payment among the investment options. We will allocate additional purchase payments for a flexible purchase payment contract in the same way unless you tell us otherwise.

At the time of application, we must receive your purchase payment at our Administrative Office before the contract will be effective. We will issue your contract and allocate your purchase payment within two business days. If you do not give us all the necessary information we need to issue the contract, we will contact you to obtain it. If we are unable to complete this process within five business days, we will send your money back unless you allow us to keep it until we get all the necessary information.

Right to Examine Contract

If you change your mind about owning this contract, you can cancel it within a specified time frame after receiving it by mailing it back to our Administrative Office: Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031. The specified time frame is ten days for single purchase payment contracts and twenty days for flexible purchase payment contracts (or longer if required by state law). You will receive your Contract Value on the day we receive your request which may be more or less than the money you initially invested.

In certain states or if you purchase your contract as an individual retirement annuity, we may be required to return your purchase payment. If you cancel your contract during the right to examine period, we will return to you an amount equal to your purchase payments less any withdrawals.

Accumulation Units

The value of an Accumulation Unit may go up or down from day to day. When you pay a purchase payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of purchase payment allocated to a subaccount by the value of the Accumulation Unit for that subaccount. We calculate the value of an Accumulation Unit as of the close of business of the New York Stock Exchange ("NYSE") on each day that the NYSE is open for trading. Except in the case of an initial purchase payment, we credit Accumulation Units to your contract at the value next calculated after we receive your purchase payment at our Administrative Office.

The Accumulation Unit value for each portfolio will vary from one valuation period to the next based on the investment experience of the assets in the portfolio and the deduction of certain charges and expenses. The SAI contains a detailed explanation of how Accumulation Units are valued.

Your value in any portfolio is determined by multiplying its unit value by the number of units you own. Your value within the variable investment options is the sum of your values in all the portfolios. The total value of your contract, referred to as the Contract Value, equals your value in the variable investment options plus your value in the guaranteed account.

Transfers During the Accumulation Phase

You can transfer money among the investment options by written request or by telephone. You can make twelve transfers every Contract Year without charge. There is a $10 transfer fee for each transfer over twelve in a Contract Year. We may reject any more than twelve transfer requests in any Contract Year.

The minimum amount you can transfer is $1,000. You cannot make a transfer if, after the transfer, there would be less than $1,000 in the portfolio from which the transfer is being made. Your transfer request must clearly state which investment options are involved and the amount of the transfer.

We will accept transfers by telephone from you, your representative or anyone else designated by you. Neither we nor the funds will be liable for following telephone instructions we reasonably believe to be genuine or for any loss, damage, cost or expense in acting on such instructions. We have in place procedures to provide reasonable assurance that telephone instructions are genuine.




We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if We believe that excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying Variable Portfolios.



During the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase.



This product is not designed for professional "market timing" organizations or other organizations or individuals engaged in trading strategies that seek to benefit from short term price fluctuations or price irregularities by making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio in which the Variable Portfolios invest. These market timing strategies are disruptive to the underlying portfolio in which the Variable Portfolios invest and therefore, potentially harmful to investors. If We determine, in our sole discretion, that your transfer patterns among the Variable Portfolios reflect a market timing strategy, We reserve the right to take action to protect the other investors. Such action may include but would not be limited to restricting the mechanisms you can use to request transfers among the Variable Portfolio or imposing penalty fees on such trading activity and/or otherwise restricting transfer options in accordance with state and federal rules and regulations. We will not take any action until we have notified you of our intent to limit your ability to make transfers or to assess a fee.



We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.



Dollar Cost Averaging



The contract has a feature that allows you to dollar cost average your allocations to the portfolios by authorizing us to make periodic allocations of Contract Value from either the money market portfolio or the fixed investment option to one or more of the other portfolios. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. It will result in the reallocation of Contract Value to one or more portfolios and these amounts will be credited at the Accumulation Unit value as of the Valuation Dates on which the exchanges are effected. The amounts exchanged from a portfolio will result in a debiting of a greater number of units when the Accumulation Unit value is low and a lower number of units when the Accumulation Unit value is high.



To elect dollar cost averaging, your Contract Value must be at least $12,000. You must send us a completed dollar cost averaging request form, which is available from the Administrative Office. We will not consider your request unless your Contract Value is at least the required amount or the premium submitted at least $12,000.



In addition to the dollar cost averaging program described above, we also offer six-month and twelve-month dollar cost averaging programs that are available only for new premium payments of at least $12,000. Either initial premium or subsequent premium payments are eligible for these programs. You may not include existing Contract Value in the six-month or twelve-month dollar cost averaging program.



If you select either program, your premium will be allocated to the DCA account. The DCA account is a guaranteed account available for the six-month and twelve-month dollar cost averaging programs. Your contract value in the DCA account will earn interest at a rate guaranteed for six months or twelve months, as applicable, from the date we receive your new premium. The interest rate applicable to each account varies. Therefore, each premium allocation to either of these programs may earn interest at a different rate. The full amount of the premium you allocate to the DCA account will be transferred on a monthly basis over either a six-month or twelve-month period, as applicable, into portfolios you have chosen. The monthly amount transferred from the DCA account is either one-sixth or one-twelfth of the premium allocated to it depending on which program you select. You may not change the amount or frequency of transfers under either program.



The interest rate credited to the DCA account may be different from the interest rate credited to the fixed investment option. If the dollar cost averaging program is terminated, we will automatically transfer any Contract Value remaining in the DCA account to the fixed investment option. Please note that the six-month and twelve-month dollar cost averaging programs may not be available in your state. Please contact us for more information.



Currently, there is no charge for any dollar cost averaging program. In addition, your periodic transfers under a dollar cost averaging program are not counted against your twelve free transfers per Contract Year. We reserve the right to modify, suspend or terminate any dollar cost averaging program at any time. Dollar cost averaging does not guarantee profits, nor does it assure you will not have losses.



Asset Rebalancing



Once your premium has been allocated among the investment options, the earnings may cause the percentage invested in each investment option to differ from your allocation instructions. You can direct us to automatically rebalance your contract to return to your allocation percentages by selecting our asset rebalancing program. Rebalancing may be on a monthly, quarterly, semiannual or annual basis. The minimum amount of each rebalancing is $1,000.



Currently, there is no charge for asset rebalancing. In addition, a rebalancing is not counted against your twelve free transfers each Contract Year. We reserve the right to modify, suspend or terminate this program at anytime. We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.


================================================================================
                              INVESTMENT OPTIONS
================================================================================

Variable Investment Options

Variable Account I

Our board of directors authorized the organization of the variable account in 1986. The variable account is maintained pursuant to Delaware insurance law and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). However, the SEC does not supervise the management or the investment practices of the variable account.

We own the assets in the variable account and use them to support the variable portion of your contract and other variable annuity contracts described in other prospectuses. The variable account's assets are separate from our other assets and are not chargeable with liabilities arising out of any other business we conduct. Income, gains or losses, whether or not realized, are credited to or charged against the subaccounts of the variable account without regard to income, gains or losses arising out of any of our other business. As a result, the investment performance of each subaccount of the variable account is entirely independent of the investment performance of our general account and of any other of our variable accounts.

The variable account is divided into subaccounts, each of which invests in shares of a different portfolio of a mutual fund. We may, from time to time, add or remove subaccounts and the corresponding portfolios. No substitution of shares of one portfolio for another will be made until you have been notified and the SEC has approved the change. If deemed to be in the best interest of persons having voting rights under the contract, the variable account may be operated as a management company under the 1940 Act, may be deregistered under that Act in the event such registration is no longer required, or may be combined with one or more other variable accounts.

The Funds and Their Portfolios


The AllianceBernstein Variable Products Series Fund, Inc. is a mutual fund registered with the SEC. Each one may have additional portfolios that are not available under the contract.


Detailed information regarding management of the portfolios, investment objectives and policies, and investment advisory fees and other charges may be found in the relevant fund prospectus, which also contains a discussion of the risks involved in investing in the portfolios. Below is a summary of the investment objectives of the portfolios available under the contract. There is no assurance that any of these portfolios will achieve its stated objectives.


AllianceBernstein Variable Products Series Fund, Inc.



AllianceBernstein Global Bond Portfolio -- seeks a high level of return from a combination of current income and capital appreciation by investing in a globally diversified portfolio of high quality debt securities denominated in the U.S. Dollar and a range of foreign currencies. The sub-adviser for this portfolio is AIGAM International Limited, an affiliate of American International Group, Inc.



AllianceBernstein Global Dollar Government Portfolio -- seeks a high level of current income. Its secondary investment objective is capital appreciation.



AllianceBernstein Growth Portfolio -- seeks to provide long-term growth of capital. Current income is only an incidental consideration.



AllianceBernstein Growth and Income Portfolio -- seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality.



AllianceBernstein High Yield Portfolio -- seeks to earn the highest level of current income available without assuming undue risk by investing principally in high-yielding securities rated Baa or lower by Moody's or BBB or lower by S&P, or Fitch or, if unrated, of comparable quality as determined by Alliance. As a secondary objective, the Portfolio seeks capital appreciation.



AllianceBernstein International Portfolio -- seeks to obtain a total return on its assets from long-term growth of capital principally through a broad portfolio of marketable securities of established international companies, companies participating in foreign economies with prospects for growth, including U.S. companies having their principal activities and interests outside the U.S. and in foreign government securities. As a secondary objective, the Portfolio attempts to increase its current income without assuming undue risk.



AllianceBernstein Money Market Portfolio -- seeks safety of principal, excellent liquidity and maximum current income to the extent consistent with the first two objectives.

AllianceBernstein Americas Government Income Portfolio -- seeks the highest level of current income, consistent with what Alliance considers to be prudent investment risk, that is available from a portfolio of debt securities issued or guaranteed by the governments of the United States, Canada or Mexico, their political subdivisions (including Canadian Provinces, but excluding states of the United States), agencies, instrumentalities or authorities.



AllianceBernstein Premier Growth Portfolio -- seeks growth of capital by pursuing aggressive investment policies.



AllianceBernstein Quasar Portfolio -- seeks growth of capital by pursuing aggressive investment policies. Current income is incidental to the Portfolio's objective.


AllianceBernstein Real Estate Investment Portfolio -- seeks total return on its assets from long-term growth of capital and from income principally through investing in equity securities of companies that are primarily engaged in or related to the real estate industry.


AllianceBernstein Technology Portfolio -- seeks growth of capital and invests for capital appreciation, and only incidentally for current income.



AllianceBernstein Total Return Portfolio -- seeks to achieve a high return through a combination of current income and capital appreciation.



AllianceBernstein U.S. Government/High Grade Securities Portfolio -- seeks high current income consistent with preservation of capital.


AllianceBernstein Utility Income Portfolio -- seeks current income and capital appreciation by investing primarily in equity and fixed-income securities of companies in the utilities industry.


AllianceBernstein Worldwide Privatization Portfolio -- seeks long-term capital appreciation.


Fixed Investment Option

The General Account

Purchase payments you allocate to the guaranteed option go into our general account. The general account is not registered with the SEC. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our variable account assets, assets in the general account are subject to claims of Owners like you, as well as claims made by our other creditors.

The Guaranteed Account Option

The guaranteed account is a fixed interest option. We credit money in the guaranteed account with interest on a daily basis at the guaranteed rate then in effect. The rate of interest to be credited to the guaranteed account is determined wholly within our discretion. However, the rate will not be changed more than once per year. The interest rate will never be less than 3% for flexible purchase payment contracts and 4% for single purchase payment contracts.

If you allocate purchase payments to the guaranteed account, the fixed portion of your Contract Value during the accumulation phase will depend on the total interest we credit to your contract. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

We reserve the right to delay any payment from the guaranteed account for up to six months from the date we receive the request at our Administrative Office, as permitted by law.

================================================================================
                            CHARGES AND DEDUCTIONS
================================================================================

Insurance Charges

Each day, we deduct insurance charges from your Contract Value. This is done as part of our calculation of the value of Accumulation Units during the accumulation phase and of Annuity Units during the income phase. The insurance charges are the mortality and expense risk charge, the administrative charge, and the charges for the optional death benefits which are described under "Death Benefit."

Mortality and Expense Risk Charge

The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the daily value of the variable portion of your contract. We will not increase this charge. It compensates us for our obligation to make annuity payments, to provide the death benefit, and for assuming the risk that current charges will be insufficient in the future to cover the cost of administering the contract.

If the charges under the contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit.

Administrative Charge

The administrative charge is equal, on an annual basis, to 0.15% of the daily value of the variable portion of your contract. These expenses include preparing the contract, confirmations and statements, and maintaining contract records. If this charge is not enough to cover the costs of administering the contract, we will bear the loss.

Deferred Sales Charge

If you withdraw your contract prior to the Annuity Date during the first six years after a purchase payment, we will assess a deferred sales charge as a percentage of purchase payments withdrawn as

                                       Contribution Year*
                               ----------------------------------
                                 1     2     3     4     5     6   Thereafter
                               ----- ----- ----- ----- ----- ----- ----------
Deferred Sales Charge.........   6%    5%    4%    3%    2%    1%      0%

-------------
* For single purchase payment contracts, Contribution Year and Contract Year are the same.

For purposes of calculating the deferred sales charge, we treat withdrawals as coming from the oldest purchase payments first (i.e., first-in, first-out). However, we will not assess a deferred sales charge for flexible purchase payment contracts on amounts up to 10% of purchase payments paid, less the amount of any prior withdrawals or for single purchase payment contracts on amounts up to 10% of the Contract Value at the time of withdrawal.

You will not receive the benefit of this "free withdrawal amount" if you participate in the systematic withdrawal program. If you make a partial withdrawal, we will deduct the deferred sales charge, if any, pro rata from the remaining value in your contract. The total of all deferred sales charges may not exceed 8.5% of the purchase payments for a contract. We do not expect the proceeds from the deferred sales charge to cover all of our distribution costs. We may use any corporate asset, including potential profit which may arise from the mortality and expense risk charge to cover the distribution costs.

Contract Maintenance Fee

During the accumulation phase, we will deduct an annual contract maintenance fee of $30 from your contract on each Contract Anniversary. The contract refers to this fee as an administrative charge. We will not increase this fee. It compensates us for expenses incurred to establish and maintain your contract. If you withdraw the entire value of your contract, the contract maintenance fee will be deducted prior to the withdrawal.

Premium Taxes

We will deduct from your Contract Value any premium tax imposed by the state or locality where you reside. Premium taxes currently imposed on the contract by various states range from 0% to 3.5% of purchase payments paid. These taxes are due either when a purchase payment is paid or when annuity payments begin. It is our current practice to charge you for these taxes when annuity payments begin or if you withdraw the contract in full. In the future, we may discontinue this practice and assess the tax when it is due or upon the payment of the death benefit.

Income Taxes

Although we do not currently deduct any charges for income taxes attributable to your contract, we reserve the right to do so in the future.

Fund Expenses


There are deductions from and expenses paid out of the assets of the various portfolios. These charges are described in the prospectus for the AllianceBernstein Variable Products Series Fund and are summarized in the fee table.


Reduction or Elimination of Certain Charges and Additional Amounts Credited

We may reduce or eliminate the deferred sales charge or the administrative charge or change the minimum purchase payment requirement when the contract is sold to groups of individuals under circumstances which reduce our sales expenses. We will determine the eligibility of such groups by considering factors such as:

    (1) the size of the group;

    (2) the total amount of purchase payments we expect to receive from the group;

    (3) the nature of the purchase and the persistency we expect in that group;

    (4) the purpose of the purchase and whether that purpose makes it likely that expenses will be reduced; and

    (5) any other circumstances which we believe to be relevant in determining whether reduced sales expenses may be expected.

We may also waive or reduce the deferred sales charge and/or contract maintenance fee in connection with contracts sold to employees, employees of affiliates, registered representatives, employees of broker-dealers which have a current selling agreement with us, and immediate family members of those persons. Any reduction or waiver may be withdrawn or modified by us.

================================================================================
                             ACCESS TO YOUR MONEY
================================================================================

Generally

Contract Value is available in the following ways:

    . by withdrawing all or part of your Contract Value during the accumulation phase;

    .   by receiving annuity payments during the income phase;

    .   when a death benefit is paid to your beneficiary.

Generally, withdrawals are subject to a deferred sales charge, a contract maintenance fee and, if it is a full withdrawal, premium taxes. Withdrawals may also be subject to income tax and a penalty tax.

To make a withdrawal you must send a complete and detailed written request to our Administrative Office. We will calculate your withdrawal as of the close of business of the NYSE at the value next determined after we receive your request. For a withdrawal of your entire Contract Value, you must also send us your contract.

Under most circumstances, partial withdrawals must be for a minimum of $500. We require that your Contract Value be at least $2,000 after the withdrawal. If the Contract Value would be less than $2,000 as a result of a withdrawal, we may cancel the contract. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each investment option in which your contract is invested.

We may be required to suspend or postpone the payment of a withdrawal or death benefit for an undetermined period of time when:

    . the NYSE is closed (other than a customary weekend and holiday closings);

    .   trading on the NYSE is restricted;

    . an emergency exists such that disposal of or determination of the value of shares of the portfolios is not reasonably practicable;

    .   the SEC, by order, so permits for the protection of owners.

Systematic Withdrawal Program

The systematic withdrawal program allows you to make regularly scheduled withdrawals from your Contract Value of at least $200 each on a monthly or quarterly basis. You may change the amount or frequency of withdrawals under the program once per Contract Year. In order to initiate the program, your Contract Value must be at least $24,000. A maximum of 10% of your Contract Value may be withdrawn in a Contract Year.

Deferred sales charges are not imposed on withdrawals under this program nor is there any charge for participating in this program. You may not elect this program if you have made a partial withdrawal earlier in the same Contract Year. In addition, the free withdrawal amount is not available in connection with partial withdrawals you make while participating in the systematic withdrawal program. You will be entitled to the free withdrawal amount on and after the Contract Anniversary next following the termination of the systematic withdrawal program.

Systematic withdrawals will begin on the first scheduled withdrawal date selected by you following the date we process your request. In the event that your value in a specified portfolio or the guaranteed option is not sufficient to make a withdrawal or if your request for systematic withdrawal does not specify the investment options from which to deduct withdrawals, withdrawals will be deducted pro rata from your Contract Value in each portfolio and the guaranteed option.

The systematic withdrawal program may be canceled at any time by written request or automatically by us if your Contract Value falls below $1,000. In the event the systematic withdrawal program is canceled, you may not elect to participate in the program again until the next Contract Anniversary.

If your Contract is issued in connection with an Individual Retirement Annuity or 403(b) Plan, you are cautioned that your rights to implement a systematic withdrawal program may be subject to the terms and conditions of your plan, regardless of the terms and conditions of your contract. Moreover, implementation of the systematic withdrawal program may subject you to adverse tax consequences, including a 10% tax penalty if you are under age 59 1/2. See "Taxes" for a discussion of the various tax consequences.

For information, including the necessary enrollment form, please check with our Administrative Office. We reserve the right to modify, suspend or terminate this program at any time.

================================================================================
                               ANNUITY PAYMENTS
================================================================================

Generally

Beginning on the Annuity Date, you will receive regular annuity payments. You may choose to receive annuity payments that are fixed, variable or a combination of fixed and variable. We make annuity payments on a monthly, quarterly, semiannual or annual basis.

You select the Annuity Date, which must be the first day of a month. You may change the Annuity Date at least 30 days before payments are to begin. However, annuity payments must begin by the later of an Annuitant's 85th birthday or the tenth Contract Anniversary. Certain states may require that annuity payments begin prior to such date and we will comply with those requirements.

The Annuitant is the person on whose life annuity payments are based. If you are not the Annuitant and the Annuitant dies before the Annuity Date, a death benefit will be paid.

Annuity Options

The contract offers three annuity options described below. Other annuity options may be made available, including other guarantee periods and options with life contingencies, subject to our discretion. If you do not choose an annuity option, annuity payments will be made in accordance with option 2 for 10 years. If the annuity payments are for joint lives, then we will make payments in accordance with option 3. Where permitted by state law, we may pay the annuity in one lump sum if your Contract Value is less than $2,000. Likewise, if your annuity payments would be less than $100 a month, we have the right to change the frequency of your payment to be on a semiannual or annual basis so that the payments are at least $100. We will make annuity payments to you or to the Annuitant unless you designate another person to receive them. In that case, you must notify us in writing at least thirty days before the Annuity Date. You will remain fully responsible for any taxes related to the annuity payments.

Option 1 -- Life Income

Under this option, we will make annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

Option 2 -- Life Annuity with 10 Years Guaranteed

This option is similar to option 1 above, with the additional guarantee that payments will be made for a period you select of at least 10 years. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 3 -- Joint and Last Survivor Income

Under this option, we will make annuity payments as long as either the Annuitant or a contingent annuitant is alive. If your Contract is issued as an individual retirement annuity, payments under this option will be made only to you as Annuitant or to your spouse. Upon the death of either of you, we will continue to make annuity payments so long as the survivor is alive.

Variable Annuity Payments


The value of variable income payments, if elected, is based on an assumed interest rate ("AIR") of 5% compounded annually. Variable income payments generally increase or decrease from one income payment date to the next based upon the performance of the applicable variable investment options. If the performance of the variable investment options selected is equal to the AIR, the income payments will remain constant. If performance of variable investment options is greater than the AIR, the income payments will increase and if it is less than the AIR, the income payments will decline.


If you choose to have any portion of your annuity payments based on the variable investment options, the amount of your payments will depend upon:

    .   your Contract Value in the portfolios on the Annuity Date;

    . the 5.0% assumed investment rate used in the annuity table for the contract;

    .   the performance of the portfolios you selected;

    .   the annuity option you selected.

If the actual performance exceeds the 5.0% assumed rate, the annuity payments will increase. Similarly, if the actual rate is less than 5.0%, the annuity payments will decrease. The SAI contains more information.

Transfers During Income Phase

Transfers during the income phase are subject to the same limitations as transfers during the accumulation phase. See "The Contract -- Transfers During Accumulation Phase." However, you may only make one transfer each month and you may only transfer money among the variable investment options. You may not transfer money from the fixed investment option to the variable investment options or from the variable investment options to the fixed investment option.

Deferment of Payments

We may defer making fixed annuity payments for up to six months subject to state law. We will credit interest to you during the deferral period.

================================================================================
                                 DEATH BENEFIT
================================================================================

Death of Annuitant Before the Annuity Date

If the Annuitant dies before the Annuity Date, we will pay the beneficiary a death benefit equal to the greatest of:

    (1) the total of all purchase payments less withdrawals;

    (2) the Contract Value; and

    (3) the greatest Contract Value at any sixth Contract Anniversary (i.e., sixth, twelfth, eighteen, etc.), plus any additional purchase payments paid, less any subsequent withdrawals.

The value of the death benefit will be determined as of the date we receive proof of death in a form acceptable to us.

Payment of the Death Benefit

Payment of the death benefit can be in one lump sum or under one of the annuity options. You may elect by written request that a death benefit of at least $2,000 be paid to the beneficiary under an annuity option. You may choose or change the method of payment at any time prior to the Annuitant's death. If at the time the Annuitant dies you have not made a choice, the beneficiary has sixty days to elect by written request either a lump sum payment or payment under an annuity option. We will make a lump sum payment within seven business days of receiving proof of death and the beneficiary's written election, unless there is a delay in payment as described under "Access To Your Money."

Death of Owner

Before the Annuity Date

If the Owner dies before the Annuity Date, the Contract Value must be distributed within five years of the date of death unless:

    (1) it is payable over the lifetime of the beneficiary with distributions beginning within one year of the date of death; or

    (2) the Owner's spouse, as contingent owner, continues the contract in his or her name.

After the Annuity Date

If the Owner dies after the Annuity Date, distribution will be as provided in the annuity option selected.

================================================================================
                                  PERFORMANCE
================================================================================

Occasionally, we may advertise certain performance related information concerning one or more of the portfolios, including total return and yield information. A portfolio's performance information is based on the portfolio's past performance only and is not intended as an indication of future performance.

When we advertise the average annual total return of a portfolio, it will usually be calculated for one, five, and ten year periods or, where a portfolio has been in existence for a period of less than one, five, or ten years, for such lesser period. Average annual total return is measured by comparing the value of the investment in a portfolio at the beginning of the relevant period to the value of the investment at the end of the period. That assumes the deduction of any deferred sales charge that would be payable if the account were redeemed at the end of the period. Then the average annual compounded rate of return is calculated to produce the value of the investment at the end of the period. We may simultaneously present returns that do not assume a withdrawal and, therefore, do not deduct a deferred sales charge.

When we advertise the yield of a portfolio we will calculate it based upon a given thirty day period. The yield is determined by dividing the net investment income earned per Accumulation Unit during the period by the value of an Accumulation Unit on the last day of the period.

When we advertise the performance of the money market portfolio we may advertise the yield or the effective yield in addition to the total return. The yield of the money market portfolio refers to the income generated by an investment in that portfolio over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market portfolio is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Total return at the variable account level is lower than at the underlying fund level since it is reduced by all contract charges (deferred sales charge, mortality and expense risk charge, administrative charge, and contract maintenance fee). Likewise, yield and effective yield at the variable account level are lower than at the fund level since the variable account level total return affects all recurring charges (except deferred sales charge).

Performance information for a portfolio may be compared to:

    (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a portfolio's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

    (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

    (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract; and

    (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

================================================================================
                                     TAXES
================================================================================




Note: We prepared the following information on taxes as a general discussion of the subject. This information addresses general federal taxation matters, and generally does not address state taxation issues or questions. It is not tax advice. We caution you to seek competent tax advice about your own circumstances. We do not guarantee the tax status of your annuity. Tax laws constantly change; therefore, We cannot guarantee that the information contained herein is complete and/or accurate. We have included an additional discussion regarding taxes in the SAI



Annuity Contracts in General



The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.



If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.



If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans are:
Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have cost basis in a Roth IRA, and you may have cost basis in a traditional IRA or in another Qualified Contract.



Tax Treatment of Distributions -- Non-Qualified Contracts



If you make a partial or total withdrawal from a Non-Qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes are treated as being distributed before the earnings on those contributions. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment(s). Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 591/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) when paid in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) under an immediate annuity; or (6) which are attributable to Purchase Payments made prior to August 14, 1982.

Tax Treatment of Distributions_--_Qualified Contracts (including governmental 457(b) eligible deferred compensation plans)


Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, with certain limited exceptions, any amount of money you take out as a withdrawal or as income payments is taxable income. In the case of certain Qualified contracts, the IRC further provides for a 10% penalty tax on any taxable withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 591/2;
(2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments, made for your life or for the joint lives of you and your Beneficiary, that begins after separation from service with the employer sponsoring the plan; (5) to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in the IRC; only from an IRA); (7) to fund certain first-time home purchase expenses (only from an IRA); (8) when you separate from service after attaining age 55 (does not apply to an IRA); (9) when paid for health insurance, if you are unemployed and meet certain requirements; and (10) when paid to an alternate payee pursuant to a qualified domestic relations order. This 10% penalty tax does not apply to withdrawals or income payments from governmental 457(b) eligible deferred compensation plans, except to the extent that such withdrawals or income payments are attributable to a prior rollover to the plan (or earnings thereon) from another plan or arrangement that was subject to the 10% penalty tax.



The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 591/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions. Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.



Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.



Minimum Distributions



Generally, the IRC requires that you begin taking annual distributions from qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 701/2 or (2) the calendar year in which you retire. If you own an IRA, you must begin taking distributions when you attain age 701/2 regardless of when you retire. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.



You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.



You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and We do not guarantee the accuracy of Our calculations. Accordingly, We recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to Our Annuity Service Center. We reserve the right to change or discontinue this service at any time.



The IRS has issued new regulations, effective January 1, 2003, regarding required minimum distributions from qualified annuity contracts. One of the new regulations requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. We are currently awaiting further clarification from the IRS on this regulation, including how the value of such benefits is determined. You should discuss the effect of these new regulations with your tax advisor.



Tax Treatment of Death Benefits



Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.



Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.



If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.



Contracts Owned by a Trust or Corporation



A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a non-qualified annuity contract.



Gifts, Pledges and/or Assignments of a Contract



If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.



The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.



Diversification and Investor Control



The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Variable Portfolios' management monitors the Variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.



The diversification regulations do not provide guidance as to the circumstances under which you, and not AIG Life Insurance Company, would be considered the owner of the shares of the Variable Portfolios under your Nonqualified Contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." It is unknown to what extent owners are permitted to select investments, to make transfers among Variable Portfolios or the number and type of Variable Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-qualified Contract, could be treated as the owner of the underlying Variable Portfolios. Due to the uncertainty in this area, We reserve the right to modify the contract in an attempt to maintain favorable tax treatment.



These investor control limitations generally do not apply to Qualified Contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified Contracts in the future.




================================================================================
                               OTHER INFORMATION
================================================================================

AIG Life Insurance Company

We are a stock life insurance company initially organized under the laws of Pennsylvania and reorganized under the laws of Delaware. We were incorporated in 1962. Our principal business address is One Alico Plaza, 600 King Street, Wilmington, Delaware 19801. We provide a full range of life insurance and annuity plans. We are a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business in approximately 130 countries and jurisdictions around the world.

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to AIG by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and should not be considered as bearing on the investment performance of assets held in the variable account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

Ownership

This prospectus describes both individual flexible premium deferred variable annuity contracts and group flexible premium deferred variable annuity contracts. The individual and group contracts described in this prospectus are identical except that the individual contract is issued directly to the individual owner. A group contract is issued to a contract holder for the benefit of the participants in the group. If you are a participant in the group you will receive a certificate evidencing your ownership. You, either as the owner of an individual contract or as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this prospectus, the term contract is equally applicable to an individual contract or to a certificate.

Voting Rights

To the extent required by law, we will vote the portfolio shares held in the variable account at shareholder meetings in accordance with instructions received from persons having a voting interest in the portfolio. However, if legal requirements or our interpretation of present law changes to permit us to vote the portfolio shares in our own right, we may elect to do so.

Prior to the Annuity Date, you hold a voting interest in each portfolio in whose corresponding portfolio you have Contract Value. The number of portfolio shares which are attributable to you is determined by dividing the corresponding value in a particular portfolio by the net asset value of one portfolio share. The number of votes which you will have a right to cast will be determined as of the record date established by each portfolio.

We will solicit voting instructions by mail prior to the shareholder meeting. Each person having a voting interest in a portfolio will receive proxy material, reports and other materials relating to the appropriate portfolios. We will vote shares in accordance with instructions received from the person having a voting interest. We will vote shares for which we receive no timely instructions and any shares not attributable to Owners in proportion to the voting instructions we have received.

The voting rights relate only to amounts invested in the variable account. There are no voting rights with respect to funds allocated to the guaranteed option.

Distribution of the Contract

Our affiliate, AIG Equity Sales Corp. ("AIGESC"), 70 Pine Street, New York, New York, acts as the distributor of the contract. AIGESC is a wholly-owned subsidiary of AIG. Commissions not to exceed 7% of purchase payments will be paid to entities which sell the contract. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services.

Under the Glass-Steagall Act and other laws, certain banking institutions may be prohibited from distributing variable annuity contracts. If a bank were to be prohibited from performing certain agency or administrative services and from receiving fees from AIGESC, Owners who purchased contracts through the bank would be permitted to retain their contracts and alternate means for servicing those Owners would be sought. It is not expected, however, that Owners would suffer any loss of services or adverse financial consequences as a result of any of these occurrences.

Administration of the Contract

While we have primary responsibility for all administration of the contract and the variable account, we have retained the services of Delaware Valley Financial Services, Inc. ("DVFS") pursuant to an administrative agreement. These administrative services include issuance of the contract and maintenance of Owner records. DVFS serves as the administrator to various insurance companies offering variable annuity contracts and variable life insurance policies.

Legal Proceedings

There are no pending legal proceedings which, in our judgment, are material with respect to the variable account.

================================================================================
                             FINANCIAL STATEMENTS
================================================================================


Financial Statements of AIG Life Insurance Company and of the Variable Account I are included in the SAI, which may be obtained without charge by calling
(800) 255-8402 or writing to Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031. The financial statements have also been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov.

================================================================================

                                  APPENDIX A

================================================================================

                        CONDENSED FINANCIAL INFORMATION
                        AIG GALLERY VARIABLE ACCOUNT I
                           ACCUMULATION UNIT VALUES*
         (for an accumulation unit outstanding throughout the period)

                               As of December 31



                                2002         2001          2000          1999         1998         1997
                            ------------ ------------- ------------- ------------ ------------ ------------
ALLIANCEBERNSTEIN
 VARIABLE PRODUCTS
 SERIES FUND, INC.
ALLIANCEBERNSTEIN
 GLOBAL BOND
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        13.43         13.66         13.69        14.79        13.14        13.24
    End of Period..........        15.49         13.43         13.66        13.69        14.79        13.14
  Accum Units o/s @ end of
   period.................. 1,062,698.15    644,219.96    536,432.90   607,165.47   643,678.64   708,242.42
ALLIANCEBERNSTEIN
 GLOBAL DOLLAR
 GOVERNMENT
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        18.92         17.55         15.60        12.55        16.25        14.56
    End of Period..........        21.67         18.92         17.55        15.60        12.55        16.25
  Accum Units o/s @ end of
   period..................   896,548.14    477,157.98    417,248.95   532,628.44   636,568.44   714,986.09
ALLIANCEBERNSTEIN
 GROWTH PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        23.45         31.08         38.20        28.81        22.70        17.70
    End of Period..........        16.63         23.45         31.08        38.20        28.81        22.70
  Accum Units o/s @ end of
   period.................. 5,363,610.89  7,309,996.91  9,249,411.34 9,548,163.15 8,904,664.35 8,054,584.57
ALLIANCEBERNSTEIN
 GROWTH & INCOME
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        35.32         35.69         31.78        28.94        24.27        19.11
    End of Period..........        27.15         35.32         35.69        31.78        28.94        24.27
  Accum Units o/s @ end of
   period.................. 8,592,750.44 11,231,684.75 11,974,779.78 2,326,350.55 9,476,753.38 7,258,107.19
ALLIANCEBERNSTEIN
 HIGH-YIELD
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....         8.93          8.79          9.40         9.78        10.30          N/A
    End of Period..........         8.54          8.93          8.79         9.40         9.78        10.30
  Accum Units o/s @ end of
   period.................. 3,613,913.91  3,170,428.79  2,199,740.81 2,178,459.79 1,476,993.82   106,671.96

                        CONDENSED FINANCIAL INFORMATION
                        AIG GALLERY VARIABLE ACCOUNT I
                           ACCUMULATION UNIT VALUES*
    (for an accumulation unit outstanding throughout the period)--continued

                               As of December 31




                                2002         2001          2000          1999         1998          1997
                            ------------ ------------- ------------- ------------ ------------- ------------
ALLIANCEBERNSTEIN
 INTERNATIONAL
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        11.65         15.22         19.26        13.93         12.50        12.26
    End of Period..........         9.74         11.65         15.22        19.26         13.93        12.50
  Accum Units o/s @ end of
   period.................. 3,712,444.26  4,256,222.36  4,285,660.01 3,403,423.52  3,645,458.54 3,700,183.10
ALLIANCEBERNSTEIN
 MONEY MARKET
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        12.96         12.69         12.15        11.77         11.37        10.97
    End of Period..........        12.92         12.96         12.69        12.15         11.77        11.37
  Accum Units o/s @ end of
   period.................. 5,024,576.71  6,134,815.43  7,745,515.60 7,969,839.42  7,257,274.05 4,291,499.61
ALLIANCEBERNSTEIN
 AMERICAS
 GOVERNMENT INCOME
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        16.62         16.27         14.68        13.67         13.32        12.33
    End of Period..........        18.19         16.62         16.27        14.68         13.67        13.32
  Accum Units o/s @ end of
   period.................. 3,551,827.37 2,683,830.007  1,548,657.99 1,532,276.68  1,816,650.85 1,790,540.24
ALLIANCEBERNSTEIN
 PREMIER GROWTH
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        29.70         36.38         44.22        33.89         23.22        17.59
    End of Period..........        20.31         29.70         36.38        44.22         33.89        23.22
  Accum Units o/s @ end of
   period.................. 8,937,374.82 12,017,393.03 14,573,794.49 3,968,927.64 10,004,043.81 6,662,866.85
ALLIANCEBERNSTEIN
 QUASAR PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        10.72         12.46         13.45        11.65         12.37        10.58
    End of Period..........         7.21         10.72         12.46        13.45         11.65        12.37
  Accum Units o/s @ end of
   period.................. 4,670,605.08  5,098,525.15  5,129,672.13 5,239,451.80  5,595,694.29 3,991,205.09
ALLIANCEBERNSTEIN
 REAL ESTATE
 INVESTMENT
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        12.40         11.35          9.09         9.71         12.16          N/A
    End of Period..........        12.55         12.40         11.35         9.09          9.71        12.16
  Accum Units o/s @ end of
   period.................. 2,290,698.45  1,716,032.29  1,351,325.43 1,173,826.98  1,323,433.94   936,389.36

                        CONDENSED FINANCIAL INFORMATION
                        AIG GALLERY VARIABLE ACCOUNT I
                           ACCUMULATION UNIT VALUES*
    (for an accumulation unit outstanding throughout the period)--continued

                               As of December 31




                                2002         2001         2000          1999         1998         1997
                            ------------ ------------ ------------- ------------ ------------ -------------
ALLIANCEBERNSTEIN
 TECHNOLOGY
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        18.26        24.77         32.00        18.47        11.43         10.89
    End of Period..........        10.49        18.26         24.77        32.00        18.47         11.43
  Accum Units o/s @ end of
   period.................. 6,496,492.59 8,743,308.66 11,058,564.75 8,948,085.57 5,670,473.44  4,818,385.19
ALLIANCEBERNSTEIN
 TOTAL RETURN
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        21.66        21.48         19.35        18.42        15.97         13.37
    End of Period..........        19.09        21.66         21.48        19.35        18.42         15.97
  Accum Units o/s @ end of
   period.................. 7,743,164.11 6,989,487.68  3,514,022.78 3,271,109.60 2,427,810.67  1,780,440.77
ALLIANCEBERNSTEIN U.S.
 GOVERNMENT/HIGH
 GRADE SECURITIES
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        14.35        13.49         12.32        12.80        12.00         11.20
    End of Period..........        15.26        14.35         13.49        12.32        12.80         12.00
  Accum Units o/s @ end of
   period.................. 9,194,405.86 6,387,464.57  3,686,407.51 4,082,327.72 3,516,324.78 .2,190,735.81
ALLIANCEBERNSTEIN
 UTILITY INCOME
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        18.83        24.64         22.42        19.04        15.58         12.57
    End of Period..........        14.46        18.83         24.64        22.42        19.04         15.58
  Accum Units o/s @ end of
   period.................. 2,458,811.07 2,898,031.19  2,067,949.10 1,646,240.96 1,379,682.64    910,470.43
ALLIANCEBERNSTEIN
 WORLDWIDE
 PRIVATIZATION
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period....        14.86        18.22         24.00        15.32        14.02         12.84
    End of Period..........        14.04        14.86         18.22        24.00        15.32         14.02
  Accum Units o/s @ end of
   period.................. 1,588,243.58 2,067,502.81  2,498,271.77 2,092,530.42 2,399,048.01  2,391,217.59

                        CONDENSED FINANCIAL INFORMATION
                        AIG GALLERY VARIABLE ACCOUNT I
                           ACCUMULATION UNIT VALUES*
    (for an accumulation unit outstanding throughout the period)--continued

                               As of December 31




                                        1996         1995        1994      1993      1992
                                    ------------ ------------ ---------- --------- --------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
 SERIES FUND, INC.
ALLIANCEBERNSTEIN GLOBAL BOND
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period............        12.64        10.28      11.00      9.96    10.00
    End of Period..................        13.24        12.64      10.28     11.00     9.96
  Accum Units o/s @ end of period..   579,082.99   213,886.71  85,875.16 18,846.45 5,444.00
ALLIANCEBERNSTEIN GLOBAL DOLLAR
 GOVERNMENT PORTFOLIO
  Accumulation Unit Value
    Beginning of Period............        11.82         9.74      10.00       N/A      N/A
    End of Period..................        14.56        11.82       9.74       N/A      N/A
  Accum Units o/s @ end of period..   469,801.08   238,452.60  69,320.82       N/A      N/A
ALLIANCEBERNSTEIN GROWTH PORTFOLIO
  Accumulation Unit Value
    Beginning of Period............        13.97        10.48      10.00       N/A      N/A
    End of Period..................        17.70        13.97      10.48       N/A      N/A
  Accum Units o/s @ end of period.. 5,856,812.02 2,215,092.12 467,688.06       N/A      N/A
ALLIANCEBERNSTEIN GROWTH & INCOME
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period............        15.62        11.67      11.88     10.78    10.00
    End of Period..................        19.11        15.62      11.67     11.88    10.78
  Accum Units o/s @ end of period.. 4,509,118.40 1,554,549.81 438,680.32 28,041.82   800.00
ALLIANCEBERNSTEIN HIGH-YIELD
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period............          N/A          N/A        N/A       N/A      N/A
    End of Period..................          N/A          N/A        N/A       N/A      N/A
  Accum Units o/s @ end of period..          N/A          N/A        N/A       N/A      N/A
ALLIANCEBERNSTEIN INTERNATIONAL
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period............        11.60        10.71      10.17     10.00      N/A
    End of Period..................        12.26        11.60      10.71     10.17      N/A
  Accum Units o/s @ end of period.. 2,718,751.84   981,260.91 447,407.41 21,717.14      N/A
ALLIANCEBERNSTEIN MONEY MARKET
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period............        10.63        10.26      10.08     10.00      N/A
    End of Period..................        10.97        10.63      10.26     10.08      N/A
  Accum Units o/s @ end of period.. 4,320,223.01 1,856,020.37 431,319.86  8,487.20      N/A
ALLIANCEBERNSTEIN AMERICAS
 GOVERNMENT INCOME PORTFOLIO
  Accumulation Unit Value
    Beginning of Period............        10.53         8.70        N/A       N/A      N/A
    End of Period..................        12.33        10.53       8.70       N/A      N/A
  Accum Units o/s @ end of period.. 1,047,240.17   531,374.67 340,817.36       N/A      N/A

                        CONDENSED FINANCIAL INFORMATION
                        AIG GALLERY VARIABLE ACCOUNT I
                           ACCUMULATION UNIT VALUES*
    (for an accumulation unit outstanding throughout the period)--continued

                               As of December 31




                                       1996         1995        1994      1993      1992
                                   ------------ ------------ ---------- --------- --------
ALLIANCEBERNSTEIN PREMIER GROWTH
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period...........        14.54        10.15      11.13     10.00    10.00
    End of Period.................        17.59        14.54      10.15     11.13    10.00
  Accum Units o/s @ end of period. 3,971,452.13 1,252,211.18 223,550.22 35,271.53 2,081.43
ALLIANCEBERNSTEIN QUASAR PORTFOLIO
  Accumulation Unit Value
    Beginning of Period...........        10.00          N/A        N/A       N/A      N/A
    End of Period.................        10.58          N/A        N/A       N/A      N/A
  Accum Units o/s @ end of period.   649,902.74          N/A        N/A       N/A      N/A
ALLIANCEBERNSTEIN REAL ESTATE
 INVESTMENT PORTFOLIO
  Accumulation Unit Value
    Beginning of Period...........          N/A          N/A        N/A       N/A      N/A
    End of Period.................          N/A          N/A        N/A       N/A      N/A
  Accum Units o/s @ end of period.          N/A          N/A        N/A       N/A      N/A
ALLIANCEBERNSTEIN TECHNOLOGY
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period...........        10.00          N/A        N/A       N/A      N/A
    End of Period.................        10.89          N/A        N/A       N/A      N/A
  Accum Units o/s @ end of period. 2,127,691.68          N/A        N/A       N/A      N/A
ALLIANCEBERNSTEIN TOTAL RETURN
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period...........        11.78         9.65      10.00       N/A      N/A
    End of Period.................        13.37        11.78       9.65       N/A      N/A
  Accum Units o/s @ end of period. 1,155,818.92   328,256.04  34,684.53       N/A      N/A
ALLIANCEBERNSTEIN U.S. GOVERNMENT/
 HIGH GRADE SECURITIES PORTFOLIO
  Accumulation Unit Value
    Beginning of Period...........        11.07         9.42       9.95     10.00      N/A
    End of Period.................        11.20        11.07       9.42      9.95      N/A
  Accum Units o/s @ end of period. 1,838,415.41   914,988.76 320,574.64 41,210.45      N/A
ALLIANCEBERNSTEIN UTILITY INCOME
 PORTFOLIO
  Accumulation Unit Value
    Beginning of Period...........        11.82         9.87      10.00       N/A      N/A
    End of Period.................        12.57        11.82       9.87       N/A      N/A
  Accum Units o/s @ end of period.   812,579.02   358,005.39 111,604.02       N/A      N/A
ALLIANCEBERNSTEIN WORLDWIDE
 PRIVATIZATION PORTFOLIO
  Accumulation Unit Value
    Beginning of Period...........        10.99        10.05      10.00       N/A      N/A
    End of Period.................        12.84        10.99      10.05       N/A      N/A
  Accum Units o/s @ end of period. 1,135,168.22   394,704.27 105,674.08       N/A      N/A

                        CONDENSED FINANCIAL INFORMATION
                        AIG GALLERY VARIABLE ACCOUNT I
                           ACCUMULATION UNIT VALUES*
    (for an accumulation unit outstanding throughout the period)--continued

-------------
*   Funds were first invested in the Portfolios as listed below:


AllianceBernstein Global Bond Portfolio                             July 15, 1991
AllianceBernstein Global Dollar Government Portfolio                 May 2, 1994
AllianceBernstein Growth Portfolio                                September 15, 1994
AllianceBernstein Growth and Income Portfolio                      January 14, 1991
AllianceBernstein High Yield Portfolio                             October 27, 1997
AllianceBernstein International Portfolio                         December 28, 1992
AllianceBernstein Money Market Portfolio                           December 4, 1992
AllianceBernstein Americas Government Income Portfolio               May 3, 1994
AllianceBernstein Premier Growth Portfolio                          June 26, 1992
AllianceBernstein Quasar Portfolio                                  August 5, 1996
AllianceBernstein Real Estate Investment Portfolio                 January 9, 1997
AllianceBernstein Technology Portfolio                             January 11, 1996
AllianceBernstein Total Return Portfolio                          December 28, 1992
AllianceBernstein U.S. Government/High Grade Securities Portfolio September 17, 1992
AllianceBernstein Utility Income Portfolio                           May 10, 1994
AllianceBernstein Worldwide Privatization Portfolio               September 23, 1994

================================================================================
         TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
================================================================================


GENERAL INFORMATION........................................................  3
  AIG Life Insurance Company...............................................  3
  Independent Accountants..................................................  3
  Distributor..............................................................  3
  Potential Conflicts......................................................  3

CALCULATION OF PERFORMANCE DATA............................................  3
  Yield and Effective Yield Quotations for the Money Market Subaccount.....  3
  Yield Quotations for Other Subaccounts...................................  4
  Standardized Performance Data............................................  4
  Non-Standardized Performance Data........................................  5
  Tax Deferred Accumulation................................................  8

ANNUITY PROVISIONS.........................................................  9
  Variable Annuity Payments................................................  9
  Annuity Unit Value.......................................................  9
  Net Investment Factor....................................................  9
  Taxes.................................................................... 10
  Additional Provisions.................................................... 16

FINANCIAL STATEMENTS....................................................... 16

Please forward a copy (without charge) of the AIG Life Insurance Company Gallery Variable Annuity Statement of Additional Information to:


(Please print or type and fill in all information.)

------------------------------------------
Name

------------------------------------------
Address

------------------------------------------
City/State/Zip

------------------------------------------
Date

------------------------------------------
Signed


Return to: Annuity Service Center
           Delaware Valley Financial Services, Inc.
           P.O. Box 3031
           Berwyn, PA 19312-0031

                       STATEMENT OF ADDITIONAL INFORMATION

                                   May 1, 2003

                           VARIABLE ANNUITY CONTRACTS

                                    issued by

                           AIG LIFE INSURANCE COMPANY

                                   through its

                               VARIABLE ACCOUNT I

This statement of additional information is not a prospectus. It should be read in conjunction with the prospectus describing the individual and group, single and flexible purchase payment, variable annuity contracts. The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus dated May 1, 2003, call us at (800) 255-8402 or write to us at Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031.

DATE OF STATEMENT OF ADDITIONAL INFORMATION: May 1, 2003

================================================================================
                                TABLE OF CONTENTS
================================================================================

                                                                           Page

GENERAL INFORMATION ......................................................   3
      AIG Life Insurance Company .........................................   3
      Independent Accountants ............................................   3
      Distributor ........................................................   3
      Potential Conflicts ................................................   3

CALCULATION OF PERFORMANCE DATA ..........................................   3
      Yield and Effective Yield Quotations for the
        Money Market Subaccount ..........................................   3
      Yield Quotations for Other Subaccounts .............................   4
      Standardized Performance Data ......................................   4
      Non-Standarized Performance Data ...................................   5
      Tax Deferred Accumulation ..........................................   8

ANNUITY PROVISIONS .......................................................   9
      Variable Annuity Payments ..........................................   9
      Annuity Unit Value .................................................   9
      Net Investment Factor ..............................................   9
      Taxes ..............................................................   10
      Additional Provisions ..............................................   16

FINANCIAL STATEMENTS .....................................................   16

================================================================================
                               GENERAL INFORMATION
================================================================================

AIG Life Insurance Company

A description of AIG Life Insurance Company, and its ownership is contained in the Prospectus. We will provide for the safekeeping of the assets of the Variable Account.


Independent Accountants



Our financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, whose offices are located in Houston, Texas.


Distributor

Our affiliate, AIG Equity Sales Corp. (AIGESC), 70 Pine Street, New York, New York, acts as the distributor. AIGESC is a wholly owned subsidiary of American International Group, Inc. Commissions not to exceed 7% of premiums will be paid to entities that sell the contract. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services. Commissions are paid by Variable Account I directly to selling dealers and representatives on behalf of AIGESC. Aggregate commissions were $21,263,129 in 2002, $45,554,574 in 2001 and $42,089,070 in 2000. Commissions
retained by AIGESC were $0 in 2002, 2001 and 2000.

Potential Conflicts

Shares of the funds may be sold only to separate accounts of life insurance companies. They may be sold to our other separate accounts, as well as to separate accounts of other affiliated or unaffiliated life insurance companies, to fund variable annuity contracts and variable life insurance policies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a fund simultaneously. Although neither we nor the funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity owners, each fund's board of directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. If a material irreconcilable conflict were to occur, we will take whatever steps are deemed necessary, at our expense, to remedy or eliminate the irreconcilable material conflict. As a result, one or more insurance company separate accounts might withdraw their investments in the fund. This might force the fund to sell securities at disadvantageous prices.

================================================================================
                 CALCULATION OF PERFORMANCE RELATED INFORMATION
================================================================================

Yield and Effective Yield Quotations for the Money Market Subaccount

The Yield quotation for the Money Market sub-account will be for the seven days ended on the date of the most recent balance sheet of the Variable Account included in the registration statement. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

Any effective yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of the Variable Account included in the registration statement and will be carried at least to the nearest hundredth of one percent. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result, according to the following formula:

              EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)365/7]-1.

For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Contract Owner accounts in proportion to the length of the base period. For any fees that vary with the size of the account, the account size is assumed to be the Money Market Subaccount's mean account size. The yield and effective yield quotations do not reflect the Deferred Sales Charge that may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions - Deduction for Deferred Sales Charge" of the Prospectus) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Subaccount and the Fund are excluded from the calculation of yield.

Yield Quotations for Other Subaccounts

Yield quotations will be set forth in the Prospectus will be based on the thirty-day period ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                                       a - b
                           Yield = 2[(------ + 1)/6/ - 1]
                                        cd

Where: a = net investment income earned during the period by the corresponding portfolios of the Fund attributable to shares owned by the Subaccount.

         b = expenses accrued for the period(net of reimbursements).

         c = the average daily number of Accumulation Units outstanding during the period.

         d = the maximum offering price per Accumulation Unit on the last day of the period.

For the purposes of yield quotations for the Subaccount, the calculations take into effect all fees that are charged to all Contract Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations do not take into account the Deferred Sales Charge or any transfer charges.

A Deferred Sales Charge may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the purchase payment was held under the Contract, and whether withdrawals had been previously made during that Contract Year. (See "Charges and Deductions - Deduction for Deferred Sales Charge" of the Prospectus) There is currently a transfer charge of $10 per transfer after a specified number of transfers in each Contract Year. (See "The Fund, - Transfer of Contract Values" of the Prospectus)

Standardized Performance Data

Total Return Quotations

The total return quotations for all of the Subaccounts will be average annual total return quotations for the one, five, and ten year periods (or, where a Subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the Variable Account and for the period from the date monies were first placed into the Subaccounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)to the power of n = ERV

Where:   P = a hypothetical initial payment of $1,000

         T = average annual total return

         n = number of years

         ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period.

For the purposes of the total return quotations, the calculations take into effect all fees that are charged to all Contract Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations also assume a total withdrawal as of the end of the particular period.

Non-Standardized Performance Data

Total Return Quotations

The total return quotations for all of the Subaccounts other than a Money Market Subaccount, will be average annual total return quotations for the one, five, and ten year periods (or, where a Subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the Variable Account and for the period from the date monies were first placed into the Subaccounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)to the power of n = ERV

Where:   P = a hypothetical initial payment of $1,000

         T = average annual total return

         n = number of years

         ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period.

For the purposes of the total return quotations, the calculations take into effect all fees that are charged to all Contract Owner accounts. For any fees that vary with the size of the account, the account size is assumed to be the respective Subaccount's mean account size. The calculations do not, however, assume a total withdrawal as of the end of the particular period.

                    Standardized Average Annual Total Return

This table reflects historical subaccount investment results as of December 31, 2002, based on a $1,000 hypothetical investment over the periods indicated below. The returns reflect all portfolio expenses and all variable account charges except optional benefit charges. The variable account charges include the mortality and expense risk charge, administrative charge, contract maintenance fee, and any surrender charge applicable if an owner surrendered the contract at the end of the relevant period. The portfolio charges include management fees and other operating expenses.


-----------------------------------------------------------------------------------------------------------------------
                                                                                                              10 YEARS
                                                                   SUBACCOUNT                                 OR SINCE
                  SUBACCOUNT                                     INCEPTION DATE      1 YEAR      5 YEARS     INCEPTION
=======================================================================================================================

AllianceBernstein Global Bond Subaccount                            07/08/92           9.83%        2.70%        4.51%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Global Dollar Government Subaccount               05/02/94           9.07%        5.34%        8.96%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Growth Subaccount (Class B)                       09/15/94         -34.54%       -6.57%        6.22%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Growth and Income Subaccount (Class B)            07/08/92         -28.60%        1.87%        9.64%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein High Yield Subaccount                             10/27/97          -9.84%       -4.53%       -4.00%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein International Subaccount                          12/28/92         -21.91%       -5.76%        1.05%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Money Market Subaccount (Class B)                 02/03/93          -5.76%        2.20%        2.57%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Americas Government Income Subaccount             05/03/94           3.99%        5.86%        6.81%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Premier Growth Subaccount (Class B)               07/08/92         -37.07%       -3.12%        7.42%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Quasar Subaccount                                 08/05/96         -38.18%      -11.37%       -5.41%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Real Estate Investment Subaccount                 01/09/97          -4.29%       -0.08%        3.05%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Technology Subaccount (Class B)                   01/11/96         -47.98%       -2.15%        0.09%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Total Return Subaccount                           12/28/92         -17.29%        3.01%        6.96%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein U.S. Government/High Grade Securities Subaccount  09/17/92           0.83%        4.31%        4.78%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Utility Income Subaccount                         05/10/94         -28.66%       -2.26%        4.01%
-----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Worldwide Privatization Subaccount                09/23/94         -10.98%       -0.70%        3.90%
-----------------------------------------------------------------------------------------------------------------------


Non-Standardized Average Annual Total Return

This table reflects adjusted historical portfolio investment results as of December 31, 2002, based on a $1,000 hypothetical investment over the periods indicated below. The returns reflect all portfolio charges and certain variable account charges. The variable account charges include the mortality and expense risk charge and administrative charge. The returns do not reflect the contract maintenance fee, surrender charge, or optional benefit charges. If reflected, those charges would reduce the performance quoted. The portfolio charges include management fees and other operating expenses.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          10 YEARS
                                                                    PORTFOLIO                                             OR SINCE
              PORTFOLIO                                         INCEPTION DATE      1 YEAR       3 YEARS      5 YEARS    INCEPTION
====================================================================================================================================

AllianceBernstein Global Bond Portfolio                              07/15/91           9.89%        2.79%        2.70%       4.51%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Global Dollar Government Portfolio                 05/02/94           9.13%       10.35%        5.34%       8.96%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Growth Portfolio (Class B)                         09/15/94         -34.48%      -26.45%       -6.57%       6.22%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Growth and Income Portfolio (Class B)              01/14/91         -28.54%       -6.53%        1.87%       9.64%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein High-Yield Portfolio                               10/27/97          -9.78%       -4.66%       -4.53%      -4.00%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein International Portfolio                            12/28/92         -21.85%      -22.76%       -5.76%       1.05%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Money Market Portfolio (Class B)                   02/03/93          -5.70%        0.84%        2.20%       2.57%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Americas Government Income Portfolio               05/03/94           4.05%        6.08%        5.86%       6.81%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Premier Growth Portfolio (Class B)                 06/26/92         -37.01%      -25.00%       -3.12%       7.42%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Quasar Portfolio                                   08/05/96         -38.12%      -21.09%      -11.37%      -5.41%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Real Estate Investment Portfolio                   01/09/97          -4.23%       10.12%       -0.08%       3.05%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Technology Portfolio (Class B)                     01/11/96         -47.92%      -33.77%       -2.15%       0.09%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Total Return Portfolio                             12/28/92         -17.23%       -1.98%        3.01%       6.96%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein U.S. Government/High Grade Securities Portfolio    09/17/92           0.89%        6.07%        4.31%       4.78%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Utility Income Portfolio                           05/10/94         -28.60%      -15.64%       -2.26%       4.01%
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Worldwide Privatization Portfolio                  09/23/94         -10.92%      -18.55%       -0.70%       3.90%
------------------------------------------------------------------------------------------------------------------------------------


Tax Deferred Accumulation

In reports or other communications to You or in advertising or sales materials, the Company may also describe the effects of tax deferred compounding on the separate account's investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the Contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract. Thus, the annuity contract will benefit from tax deferral during the accumulation period, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The charts may show accumulations on an initial investment or Purchase Payment of a given amount, assuming hypothetical gross annual returns, compounded annually, and a stated assumed rate. The values shown for the taxable investment will not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity in a chart reflect the deduction of contractual expenses such as the 1.25% mortality and expense risk charge, the 0.15% Administrative Fee and the $30 Contract Maintenance Charge, but not the expenses of an underlying investment vehicle, such as the Fund. In addition, these values assume that the Owner does not surrender the Contract or make any withdrawals until the end of the period shown. The chart assumes a full withdrawal, at the end of the period shown, of all contract value and the payment of taxes at the stated assumed rate on the amount in excess of the Purchase Payment.

In developing tax-deferral charts, the Company will follow these general principles:

     (1)  the assumed rate of earnings will be realistic;

     (2) the chart will depict accurately the effect of all fees and charges, or provide a narrative that prominently discloses all fees and charges;

     (3) comparative charts for accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of withdrawals and surrenders; and

     (4) a narrative accompanying the chart will disclose prominently that there may be a 10% tax penalty on withdrawals by Owners who have not reached age 59 1/2.

The rates of return illustrated in a chart will be hypothetical and not an estimate or guaranty of performance. Actual tax rates may vary for different taxpayers from those illustrated in a chart.

================================================================================
                               ANNUITY PROVISIONS
================================================================================

Variable Annuity Payments

A Variable Annuity is an annuity with payments which are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable Subaccounts. At the Annuity Date the Contract Value in each Subaccount will be applied to the applicable Annuity Tables contained in the Contract. The Annuity Table used will depend upon the payment option chosen. The same Contract Value amount applied to each payment option may produce a different initial annuity payment. If, as of the Annuity Date, the then current annuity rates applicable to this class of contracts will provide a larger income than that guaranteed for the same form of annuity under the Contracts described herein, the larger amount will be paid.

The first annuity payment for each Subaccount is determined by multiplying the amount of the Contract Value allocated to that Subaccount by the factor shown in the table for the option selected, divided by 1000.

The dollar amount of Subaccount annuity payments after the first is determined as follows:

     (a) The dollar amount of the first annuity payment is divided by the value for the Subaccount Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity payment period, subject to any transfers.

     (b) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the Valuation Period 14 days prior to the date of payment.

The total dollar amount of each Variable Annuity payment is the sum of all Subaccount variable annuity payments less the pro-rata amount of the annual Administrative Charge.

Annuity Unit Value

The value of an Annuity Unit for each Subaccount was arbitrarily set initially at $10. This was done when the first Fund shares were purchased. The Subaccount Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the Subaccount Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

     (a) is the net investment factor for the Valuation Period for which the Subaccount Annuity Unit value is being determined; and

     (b) is the assumed investment factor for such Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed investment rate of 5%.

Net Investment Factor

The net investment factor is used to determine how investment results of the Fund affect the Subaccount Annuity Unit value from one Valuation Period to the next. The net investment factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a)  is equal to:

          (i) the net asset value per share of the Fund held in the Subaccount determined at the end of that Valuation Period; plus

          (ii) the per share amount of any dividend or capital gain distribution made by the Fund held in the Subaccount if the "ex-dividend" date occurs during that same Valuation Period; plus or minus

          (iii) a per share charge or credit, which is determined by the Company, for changes in tax reserves resulting from investment operations of the Subaccount.

     (b)  is equal to:

          (i) the net asset value per share of the Fund held in the Subaccount determined as of the end of the prior Valuation Period; plus or minus

          (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

     (c)  is equal to:

          (i) the percentage factor representing the Mortality and Expense Risk Charge, plus

          (ii)  the percentage factor representing the daily Administrative
                Charge.

The net investment factor may be greater or less than the assumed investment factor; therefore, the Subaccount Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.

================================================================================
                                     TAXES
================================================================================

General

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For contracts issued in connection with Nonqualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

Withholding Tax on Distributions

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including rollovers from IRAs can be waived.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401(a), 403(a) or, if from a plan of a governmental employer, 457(b) of the Code, or from a tax-sheltered annuity qualified under
Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Nonqualified variable annuity contracts. These requirements generally do not apply to Qualified Contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

Non-Natural Owners

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Multiple Contracts

The Code provides that multiple Nonqualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Nonqualified annuity contract from the same issuer in any calendar year.

Tax Treatment of Assignments of Qualified Contracts

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan or pursuant to a qualified domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (or, in the case of an IRA, pursuant to a domestic relations order.)

Tax Treatment of Gifting, Assigning or Transferring Ownership of a Nonqualified Contract

If you transfer ownership of your Nonqualified Contract to a person other than your spouse (or former spouse if incident to divorce) you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Nonqualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Trustee to Trustee Transfers of Qualified Contracts

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals can only be made when an owner: (1) reaches age 591/2; (2) leaves his or her job; (3) dies;
(4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Transfers of amounts from one Qualified contract to another Qualified contract of the same plan type or to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract.

Partial 1035 Exchanges

Section 1035 of the Code provides that a Nonqualified annuity contract may be exchanged in a tax-free transaction for another Nonqualified annuity contract. Historically, it was presumed that only the exchange of an entire contact, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced with the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. The IRS recently ruled that the transfer of a nonqualified annuity contract into a pre-existing annuity contract also qualifies as a tax-free exchange under IRC section 1035. Prior to this ruling, it was at best uncertain whether annuity owners could exchange an annuity contract tax-free into an existing contract, even though it appeared to be possible to effectively achieve the same result by exchanging two existing contracts into a single new contract. However, it is uncertain what effect this ruling will have, if any, on the issue of partial exchanges. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.

Qualified Plans

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to limitations under the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.

One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2003 is $12,000.

The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with the employer, and by an additional $2,000 in 2003 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions may not exceed the lessor of $40,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum contribution for 2003 is the lessor of $3,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $500 in 2002 and 2003. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) Roth Iras

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular Individual Retirement Annuity or Individual Retirement Account under Section 408 of the Code, contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Unlike IRAs, to which everyone can contribute even if they cannot deduct the full contribution, income limits for Roth IRAs are limitations on who can establish such a contract. Certain persons may be eligible to convert a regular IRA into a Roth IRA. If they elect such a conversion, they generally also will be required to pay taxes on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Sections 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, public employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans -- Section 457(B)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

Economic Growth and Tax Relief Reconciliation Act of 2001

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expands the range of eligible tax-free rollover distributions that may be made among qualified contracts. The changes made to the IRC by EGTRRA are scheduled to expire on December 31, 2010. Congress may, however, decide to promulgate legislation making the changes permanent or delaying their expiration.

Additional Provisions

The Company may require proof of the age of the Annuitant before making any life annuity payment provided for by the Contract. If the age of the Annuitant has been misstated the Company will compute the amount payable based on the correct age. If annuity payments have begun, any underpayments that may have been made will be paid in full with the next annuity payment, including interest at the annual rate of 5%. Any overpayments, including interest at the annual rate of 5%, unless repaid to the Company in one sum, will be deducted from future annuity payments until the Company is repaid in full.

If a Contract provision requires that a person be alive, the Company may require due proof that the person is alive before the Company acts under that provision.

The Company will give the payee under an annuity payment option a settlement contract for the payment option.

You may assign this Contract prior to the Annuity Date. A written request, dated and signed by you must be sent to our Administrative Office. A duly executed copy of any assignment must be filed with our Administrative Office. We are not responsible for the validity of any assignment.


================================================================================
                              FINANCIAL STATEMENTS
================================================================================

Our financial statements and those of Variable Account I are included herein. The financial statements have also been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov. Our financial statements shall be considered only as bearing upon our ability to meet our obligations under the contract.

                           AIG LIFE INSURANCE COMPANY
                          (a wholly-owned subsidiary of
                       American International Group, Inc.)













                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                        Report of Independent Accountants

To the Stockholders and Board of Directors
AIG Life Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income, capital funds, cash flows and comprehensive income present fairly, in all material respects, the financial position of AIG Life Insurance Company (a wholly-owned subsidiary of American International Group, Inc.) at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" in 2001. Also as discussed in Note 2 to the financial statements, the Company adopted EITF No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in 2001.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------


Houston, Texas
February 13, 2003

                           AIG LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                                 (in thousands)

                                                                             December 31,          December 31,
                                                                                2002                  2001
                                                                            -------------        ---------------
Assets

Investments and cash:
Fixed maturities:
     Bonds available for sale, at market value                              $ 9,650,602           $ 8,742,461
     (cost: 2002 - $9,348,110; 2001 - $8,709,132)
Equity securities, at market value                                               32,706                43,505
     (cost:  2002 - $30,409; 2001 - $49,184)
Mortgage loans on real estate, net of allowance
     (2002 - $14,000; 2001 - $14,000)                                           347,373               351,950
Policy loans                                                                    344,054               327,623
Other invested assets                                                           102,958               173,374
Derivative assets, at market                                                     15,009                   643
Short-term investments, at cost (approximates market value)                      44,788               178,318
Cash                                                                                  -                   661
                                                                            -----------           -----------
     Total investments and cash                                              10,537,490             9,818,535

Investment income due and accrued                                               157,796               154,715
Reinsurance assets                                                               78,925               115,041
Deferred policy acquisition costs                                               386,258               457,694
Premium and insurance balances receivable                                        25,941                89,257
Amounts due from related parties                                                 84,527                     -
Separate and variable accounts                                                2,869,349             3,422,782
Other assets                                                                      1,946                 2,831
                                                                            -----------           -----------
         Total assets                                                       $14,142,232           $14,060,855
                                                                            ===========           ===========


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                      (in thousands, except share amounts)



                                                                              December 31,        December 31,
                                                                                 2002                 2001
                                                                           ----------------     ---------------
Liabilities
Policyholders' contract deposits                                            $ 7,612,653           $ 7,049,743
Future policy benefits for life and accident
  and health insurance contracts                                              2,333,786             2,266,355
Reserve for unearned premiums                                                    26,262                30,633
Policy and contract claims                                                       68,355               181,870
Amounts due to related parties                                                        -                 2,003
Income taxes payable                                                             87,295                67,592
Separate and variable accounts                                                2,869,349             3,422,782
Derivative liabilities, at market                                                50,606                 8,265
Other liabilities                                                               128,759               233,132
                                                                            -----------           -----------
         Total liabilities                                                   13,177,065            13,262,375
                                                                            -----------           -----------
Capital funds

Series A preferred stock, $100,000 par value;
  2,500 shares authorized, issued and outstanding                               250,000               250,000
Common stock, $5 par value; 1,000,000 shares
   authorized; 976,703 shares issued and outstanding                              4,884                 4,884
Additional paid-in capital                                                      212,283               153,283
Retained earnings                                                               351,406               377,864
Accumulated other comprehensive income                                          146,594                12,449
                                                                            -----------           -----------
         Total capital funds                                                    965,167               798,480
                                                                            -----------           -----------
Total liabilities and capital funds                                         $14,142,232           $14,060,855
                                                                            ===========           ===========


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                              STATEMENTS OF INCOME
                                 (in thousands)

                                                                     Years ended December 31,
                                                            -----------------------------------------
                                                               2002            2001           2000
                                                            -------------   ------------    ---------

Revenues:

  Premiums and other considerations                          $280,098       $1,016,010    $  963,848
  Net investment income                                       725,475          630,693       495,297
  Realized capital gains (losses)                            (151,424)          25,825       (28,099)
                                                             --------       ----------    ----------
           Total revenues                                     854,149        1,672,528     1,431,046
                                                             --------       ----------    ----------
Benefits and expenses:

  Death and other benefits                                    306,543          430,120       387,856
  Increase in future policy benefits
   and policyholders' contract deposits                       415,721          805,223       733,681
  Insurance acquisition and other operating expenses          155,383          331,544       227,940
                                                             --------       ----------    ----------
           Total benefits and expenses                        877,647        1,566,887     1,349,477
                                                             --------       ----------    ----------
Income before income taxes                                    (23,498)         105,641        81,569
                                                             --------       ----------    ----------
Income taxes:
 Current                                                       20,558           11,536        (2,105)
 Deferred                                                     (30,532)          23,611        30,401
                                                             --------       ----------    ----------

      Total income tax expense (benefit)                       (9,974)          35,147        28,296
                                                             --------       ----------    ----------
Net income before cumulative effect
 of accounting changes                                        (13,524)          70,494        53,273
Cumulative effect of accounting changes, net of tax                 -          (26,276)            -
                                                             --------       ----------    ----------
Net income (loss)                                            $(13,524)      $   44,218    $   53,273
                                                             ========       ==========    ==========



                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                           STATEMENTS OF CAPITAL FUNDS
                                 (in thousands)



                                                            Years ended December 31,
                                                       ----------------------------------
                                                         2002         2001       2000
                                                       ----------   ---------- ----------
Preferred stock
Balance at beginning of year                            $250,000     $      -   $      -
Preferred stock issued                                         -      250,000          -
                                                        --------     --------   --------
Balance at end of year                                   250,000      250,000          -
                                                        --------     --------   --------
Common stock
Balance at beginning and end of year                       4,884        4,884      4,884
                                                        --------     --------   --------
Additional paid-in capital
Balance at beginning of year                             153,283      153,283    153,283
Capital contributions from parent                         59,000            -          -
                                                        --------     --------   --------
Balance at end of year                                   212,283      153,283    153,283
                                                        --------     --------   --------
Retained earnings
Balance at beginning of year                             377,864      334,816    283,908
Net income (loss)                                        (13,524)      44,218     53,273
Cumulative effect - derivatives                                -       (1,170)         -
Dividends to stockholders                                (12,934)           -     (2,365)
                                                        --------     --------   --------
  Balance at end of year                                 351,406      377,864    334,816
                                                        --------     --------   --------
Accumulated other comprehensive income
 Balance at beginning of year                             12,449      (28,276)  (121,683)
 Change in net unrealized appreciation of
    investments - net of reclassifications               254,988       71,166    143,703
     Deferred income tax expense on above changes        (92,098)     (24,908)   (50,296)
 Change in net derivative losses arising from
    cash flow hedging activities                         (44,223)      (8,512)         -
     Deferred income tax benefit on above changes         15,478        2,979          -
                                                        --------     --------   --------
  Balance at end of year                                 146,594       12,449    (28,276)
                                                        --------     --------   --------

               Total capital funds                      $965,167     $798,480   $464,707
                                                        ========     ========   ========


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                       Years ended December 31,
                                                                         -------------------------------------------------
                                                                              2002              2001               2000
                                                                         ------------       ------------       -----------
Cash flows from operating activities:
 Net income (loss)                                                       $   (13,524)        $    44,218      $     53,273

 Adjustments to reconcile net income to net cash provided by operating activities:
    Non-cash revenues, expenses, gains and losses included in income:
    Change in insurance reserves                                             (66,703)          1,103,914           407,576
    Change in accounting principles                                                -              40,424                 -
    Change in premiums and insurance balances
       receivable and payable - net                                           22,664               4,065           (15,762)
    Change in reinsurance assets                                              36,116             (38,119)           22,928
    Change in deferred policy acquisition costs                               29,499            (245,283)          (51,766)
    Change in investment income due and accrued                               (3,081)            (37,372)          (24,160)
    Realized capital (gains) losses                                          151,424             (25,825)           28,099
    Change in income taxes - net                                             (56,917)             28,038            39,777
    Change in reserves for commissions, expenses and taxes                   (61,038)             35,649             8,424
    Change in other assets and liabilities - net                              15,632             (79,722)           56,986
                                                                         -----------         -----------       -----------
              Total adjustments                                               67,596             785,769           472,102
                                                                         -----------         -----------       -----------
 Net cash provided by operating activities                                    54,072             829,987           525,375
                                                                         -----------         ------------      -----------

Cash flows from investing activities:
    Cost of fixed maturities, sold                                         3,400,499           2,947,152           346,040
    Cost of fixed maturities, matured or redeemed                            667,900             243,306           401,669
    Cost of equity securities sold                                            19,093              10,563             2,251
    Cost of real estate sold                                                  11,424              10,990                 -
    Realized capital gains (losses)                                         (151,424)             25,825           (28,099)
    Purchase of fixed maturities                                          (4,678,000)         (5,875,332)       (1,915,221)
    Purchase of equity securities                                                (68)             (9,987)             (326)
    Purchase of real estate                                                        -             (11,424)                -
    Mortgage loans funded                                                    (49,439)            (50,702)         (120,167)
    Repayments of mortgage loans                                              54,016              61,066           103,111
    Change in policy loans                                                   (16,431)            274,578            41,614
    Change in short-term investments                                         133,530             (16,036)           60,395
    Change in other invested assets                                           62,727             (28,311)          (29,620)
    Other - net                                                              (58,536)             (5,092)           12,264
                                                                         -----------         -----------        ----------
  Net cash used in investing activities                                     (604,709)         (2,423,404)       (1,126,089)
                                                                         -----------         -----------        ----------
Cash flows from financing activities:
    Net deposits to policyholder contracts                                   562,910           1,339,081           607,990
    Preferred stock issued                                                         -             250,000                 -
    Dividends to stockholders                                                (12,934)                  -            (2,365)
                                                                         -----------         -----------       -----------
   Net cash provided by financing activities                                 549,976           1,589,081           605,625
                                                                         -----------         -----------       -----------
Change in cash                                                                  (661)             (4,336)            4,911
Cash at beginning of period                                                      661               4,997                86
                                                                         -----------         -----------       -----------
Cash at end of period                                                    $         -         $       661       $     4,997
                                                                         ===========         ===========       ===========


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)


                                                          Years ended December 31,
                                                     ---------------------------------
                                                       2002         2001       2000
                                                     ---------   ---------   ---------

Comprehensive income

Net income (loss)                                    $(13,524)    $44,218    $ 53,273
                                                     --------     -------    --------
Other comprehensive income

Change in net unrealized appreciation of
     Investments - net of reclassifications           254,988      71,166     143,703
        Deferred income tax expense
            on above changes                          (92,098)    (24,908)    (50,296)
Change in net derivative losses arising from cash
     flow hedging activities                          (44,223)     (8,512)          -
         Deferred income tax benefit on
             above changes                             15,478       2,979           -
                                                     --------     -------    --------
Other comprehensive income                            134,145      40,725      93,407
                                                     --------     -------    --------
Comprehensive income                                 $120,621     $84,943    $146,680
                                                     ========     =======    ========



                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

     AIG Life Insurance Company (the "Company") is part of the Life Insurance Division (the "Life Division") of American International Group, Inc. ("AIG"), it's ultimate parent. The Company, domiciled in Delaware, has been doing business since 1962 as a provider of individual and group life insurance, fixed, variable and terminal funding annuities, and structured settlement contracts. The Company is currently licensed to write and reinsure life, annuity and accident and health business in the District of Columbia, Puerto Rico and all states except New York where it is only authorized as a reinsurer.

2. Summary of Significant Accounting Policies

     (a) Basis of Presentation: The financial statements of the Company have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     (b) Investments: Fixed maturities available for sale, where the company may not have the ability or positive intent to hold these securities until maturity, are carried at current market value. Interest income with respect to fixed maturity securities is accrued currently. Included in fixed maturities available for sale are collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives. Common and non-redeemable preferred stocks are carried at current market value. Dividend income is generally recognized when receivable. Short-term investments consist of interest bearing cash accounts and money market instruments, and are carried at cost, which approximates market.

          Unrealized gains and losses from investments in equity securities and fixed maturities available for sale are reflected as a separate component of comprehensive income, net of deferred acquisition cost amortization and deferred income taxes in capital funds currently.

          Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and estimated net fair value.

          In January 2001, the Emerging Issues Task Force ("EITF") issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e. collateralized debt obligations). In accordance with the transition provisions of EITF 99-20, the Company recorded in its income statement for 2001 a cumulative effect of an accounting change adjustment loss of $26.3 million, net of tax.

     (b)  Investments:

          Mortgage loans on real estate are carried at the unpaid principal balance less unamortized loan origination fees and costs and an allowance for uncollectible loans. Interest income on such loans is accrued currently.

          Policy loans are carried at the aggregate unpaid principal balance. There is no allowance for policy loans, as these loans serve to reduce the death benefits paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

          Other invested assets consist primarily of limited partnerships and other investments not classified elsewhere herein. These assets are recorded using the equity method, which approximates fair value.

     (c) Deferred Acquisition Costs ("DAC"): DAC consists of commissions and other costs that vary with and are primarily related to the production or acquisition of new business. Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs related to universal life and investment-type products (non-traditional products) are deferred and amortized, with interest, in relation to the incidence of estimated gross profits ("EGPs") to be realized over the estimated lives of the contracts. EGPs are composed of net investment income, net realized investment gains and losses, mortality and expense margins and surrender charges. The Company adjusts DAC amortization for non-traditional products (a "DAC unlocking") when estimates of current or future gross profits are revised. The DAC asset is reviewed at least annually for recoverability based on the profitability (both current and projected future) of the underlying contracts.

          With respect to the Company's variable life and annuity contracts, the assumption for the long-term annual net growth of the separate and variable account assets used by the Company in the determination of DAC amortization is approximately 10% (the "long-term growth rate assumption"). The Company uses a "reversion to the mean" methodology which allows the Company to maintain this 10% long-term growth rate assumption, while also giving consideration to the effect of short-term swings in the equity markets. For example, if performance were 15% during the first year following the introduction of a product, the DAC model would assume that market returns for the following five years (the "short-term growth rate assumption") would approximate 9%, resulting in an average annual growth rate of 10% during the life of the product. Similarly, following periods of below 10% performance, the model will assume a short-term growth rate higher than 10%. A DAC unlocking will occur if management considers the short-term growth rate (i.e., the growth rate required to revert to the mean 10% growth rate over a five-year period) to be unachievable. The use of a reversion to the mean assumption is common within the industry; however, the parameters used in the methodology are subject to judgment and vary among companies.

     (d) Income Taxes: The Company joins in a consolidated federal income tax return with the Parent and its domestic subsidiaries. The Company and the Parent have a written tax allocation agreement whereby the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate return. Additionally, the Parent agrees to reimburse the Company for any tax benefits arising out of its net losses within ninety days after the filing of that consolidated tax return for the year in which these losses are utilized. Deferred federal income taxes are provided for temporary differences related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

     (e) Premium Recognition and Related Benefits and Expenses: Premiums for traditional life insurance products are recognized when due. A liability for future policy benefits is recorded using the net level premium method.

          Amounts received for non-traditional products are classified as deposits to policyholders' contracts instead of revenue. Revenues for these contracts are included in premiums and other considerations and consist of mortality, expense and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortized DAC.

          For limited payment contracts, primarily the Company's life contingent annuities and terminal funding contracts, gross premiums are recorded as revenue when due and the difference between the gross premium and the net premium is deferred and recognized in income in a constant relationship to the amount of expected future benefit payments. Reserves for these contracts are based on estimates of the cost of future policy benefits.

          Premiums on accident and health premiums are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as unearned premiums.

          A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contractholder, the contractholder's beneficiary will receive the greater of (1) the contractholder's account value, or (2) a guaranteed minimum death benefit (the GMDB) that varies by product. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contractholder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. The Company limits this risk through the use of reinsurance arrangements. The Company reports GMDB-related charges in the period incurred, and therefore does not record a liability for future benefits. GMDB-related variable annuity contractholder benefits were $4,383,759, $2,313,076 and $74,609 for the years ended December 31, 2002, 2001, and 2000, respectively.

     (f) Policy and Contract Claims: Policy and contract claims include amounts representing: (1) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims, and, (2) an estimate, based upon prior experience, for accident and health claims reported and for incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in income currently.

     (g) Separate and Variable Accounts: Separate and variable accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who predominantly bear the investment risk. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims, which arise out of any other business of the Company.

          The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in premiums and other considerations in the consolidated statements of income.

     (h) Reinsurance Assets: Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of the Company's reinsurance arrangements for ceded unearned premiums, future policy benefits for life and accident and health insurance contracts, policyholder contract deposits and policy and contract claims.

     (i) Derivatives: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS
          133). In June 2000, FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities-an amendment of SFAS Statement No. 133" (FAS 138).

          Together, these Statements require the Company to recognize all derivatives in the balance sheet at fair value. The financial statement recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction.

          On the date the derivative contract is entered into, the Company designates the derivative as a fair value hedge or cash flow hedge. It is a fair value hedge if it hedges subsequent changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge). It is a cash flow hedge if it hedges a forecasted transaction, or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a fair value hedge is recorded in current period earnings, along with the loss or gains on the hedged item attributed to the hedged risk. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a cash flow hedge, is recorded in other comprehensive income until earnings are affected by the variability of cash flows.

          The Company documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet, or specific firm commitments. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

          During 2002, there were no hedges that were discontinued or otherwise no longer qualify as hedges under FAS 133 and FAS 138. With respect to fair value hedges, hedge ineffectiveness was insignificant during 2002.

     (j)  Reclassifications:

          Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation. Such reclassifications had no effect on capital funds, net income (loss) or cash flows.

     (k)  New Accounting Standards:

          In June 2001, FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142). As of January 1, 2002, the Company adopted FAS 142. FAS 142 requires the Company to discontinue the amortization of goodwill in its statements of income. FAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

          The assessment of impairment involves a two-step process prescribed in FAS 142; whereby an initial assessment form potential impairment is performed, followed by a measurement of the amount of impairment, if any. FAS 142 also requires the completion of a transitional impairment test in the year of adoption, with any identified impairments recognized as a cumulative effect of change in accounting principles. The impact of the adoption of FAS 142, with respect to the Company's results of operations and financial condition was not deemed significant.

          In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN45). FIN45 requires that, for guarantees within its scope that are issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be established and recognized through earnings. FIN45 also requires additional disclosures in financial statements starting with the Company's 2002 year-end financial statements. The Company believes that the impact of FIN45 on its results of operations and financial condition will not be significant.

          In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN46). FIN46 changes the method of determining whether certain entities should be consolidated in the Company's consolidated financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity (VIE) if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under existing guidance. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

          The provisions of FIN46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which the Company obtains an interest after that date. For VIEs in which the Company holds a variable interest that is acquired before February 1, 2003, FIN46 applies to the fiscal quarter ended September 30, 2003. For any VIEs that must be consolidated under FIN46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

          The Company is currently evaluating the impact of applying FIN46 to existing VIEs in which it has a variable interest, if any, and believes that the impact on its results of operations and financial condition will not be significant.

3. Investment Information

     (a) Statutory Deposits: Securities with a carrying value of $3,127,000 and $3,105,000 were deposited by the Company under requirements of regulatory authorities as of December 31, 2002 and 2001, respectively.

     (b) Net Investment Income: An analysis of net investment income is as follows (in thousands):

                                                                     Years ended December 31,
                                                           --------------------------------------------
                                                              2002              2001            2000
                                                           ----------        ----------       ---------
        Fixed maturities                                   $655,148          $548,437         $394,705
        Equity securities                                     2,722             3,580            3,638
        Mortgage loans                                       28,360            30,075           31,171
        Real estate                                               -               937            2,331
        Policy loans                                         24,836            33,722           50,242
        Cash and short-term investments                       1,702             6,779            9,677
        Other invested assets                                15,224            14,029            9,266
                                                           --------          --------         --------
                  Total investment income                   727,992           637,559          501,030
        Investment expenses                                   2,517             6,866            5,733
                                                           --------          --------         --------

                  Net investment income                    $725,475          $630,693         $495,297
                                                           ========          ========         ========

     (c) Investment Gains and Losses: The net realized capital gains (losses) and change in unrealized appreciation (depreciation) of investments for 2002, 2001 and 2000 are summarized below (in thousands):

                                                                                       Years ended December 31,
                                                                             --------------------------------------------
                                                                                2002              2001             2000
                                                                             ---------         ----------        --------
        Realized gains (losses) on investments:

        Fixed maturities                                                     $ (93,183)         $ (8,269)        $(28,173)
        Equity securities                                                       (7,304)            2,605              312
        Real estate                                                                  -             5,292             (238)
        Other invested assets                                                  (50,937)           26,197                -
                                                                             ---------          --------         --------
        Realized gains (losses)                                              $(151,424)         $ 25,825         $(28,099)
                                                                             =========          ========         ========

        Change in unrealized appreciation (depreciation) of investments:
        Fixed maturities                                                     $ 288,718          $147,596         $ 72,876
        Equity securities                                                        7,976            (7,014)           1,411
        Other invested assets                                                        -           (69,416)          69,416
        Deferred policy acquisition costs                                      (41,706)                -                -
        Derivative asset                                                       (44,223)           (8,512)               -
                                                                             ---------          --------         --------
        Change in unrealized appreciation
            (depreciation) of investments                                    $ 210,765          $ 62,654         $143,703
                                                                             =========          ========         ========


          During 2002, 2001 and 2000, gross gains of $101,318,000, $92,757,000, and $7,950,000, respectively, and gross losses of $194,501,000, $101,026,000, and $36,123,000, respectively, were realized on dispositions of fixed maturity investments. The 2002, 2001 and 2000 losses include writedowns of $78,430,000, $12,000,000 and $12,152,610, respectively, for certain securities available for sale, which experienced a decline in value that was deemed other than temporary.

          During 2002, 2001 and 2000, gross gains of $465,000, $2,605,000, and
          $320,000, respectively, and gross losses of $7,769,000, $0, and $8,000, respectively, were realized on disposition of equity securities.

     (d)  Market Value of Fixed Maturities and Unrealized Appreciation of
          Investments: The amortized cost and estimated market values of investments in fixed maturities at December 31, 2002 and 2001 are as follows (in thousands):

                                                                             Gross           Gross         Estimated
                                                         Amortized         Unrealized     Unrealized         Market
        2002                                               Cost              Gains           Losses           Value
        ----                                          --------------     -------------   -------------    -------------
        Fixed maturities:
          U.S. Government and government
              agencies and authorities                   $   98,306        $  15,175        $     18       $  113,463
          Foreign Governments                                16,004              713               3           16,714
          States, municipalities and
              political subdivisions                         66,092           10,887               -           76,979
          Mortgage-backed securities                      1,024,518           73,394           1,121        1,096,791
          All other corporate                             8,123,655          506,975         283,955        8,346,655
                                                         ----------        ---------        --------       ----------

        Total fixed maturities                           $9,328,555        $ 607,144        $285,097       $9,650,602
                                                         ==========        =========        ========       ==========

        Equity securities                                $   30,409        $   2,348        $     51       $   32,706
                                                         ==========        =========        ========       ==========

                                                                             Gross            Gross        Estimated
                                                         Amortized        Unrealized        Unrealized       Market
        2001                                               Cost               Gains          Losses           Value
        ----                                          --------------     -------------   -------------    ----------
        Fixed maturities:
          U.S. Government and government
              agencies and authorities                   $   64,114         $  9,470        $    113      $    73,471
          States, municipalities and
              political subdivisions                         68,729            7,418              18           76,129
          Mortgage-backed securities                      1,109,329           21,329          18,452        1,112,206
          All other corporate                             7,466,960          201,041         187,346        7,480,655
                                                         ----------         --------        --------      -----------

        Total fixed maturities                           $8,709,132         $239,258        $205,929      $ 8,742,461
                                                         ==========         ========        ========      ===========

        Equity securities                                $   49,184         $  1,458        $  7,137      $    43,505
                                                         ==========         ========        ========      ===========

          The amortized cost and estimated market value of fixed maturities, available for sale at December 31, 2002, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                             Estimated
                                                           Amortized           Market
                                                              Cost             Value
                                                         -------------     ------------

        Due in one year or less                           $   513,826       $   530,524
        Due after one year through five years               2,724,545         2,820,240
        Due after five years through ten years              2,601,401         2,688,523
        Due after ten years                                 3,488,783         3,611,315
                                                          -----------       -----------

                                                          $ 9,328,555       $ 9,650,602
                                                          ===========       ===========

     (e) Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income (loss) at December 31 are as follows:

                                                                 2002             2001              2000
                                                             -----------      -----------       -----------
        Gross unrealized gains                                $ 609,492        $ 240,716         $ 142,326
        Gross unrealized losses                                (285,148)        (213,006)         (255,258)
        DAC adjustments                                         (41,706)              -                  -
        Deferred income tax benefit (expense)                  (101,750)          (9,677)           39,526
                                                              ---------        ---------         ---------
        Net unrealized gains (losses)                         $ 180,888        $  18,033         $ (73,406)
                                                              =========        =========         =========


     (f) CMOs: CMOs are primarily U.S. Government and Government agency backed and triple A-rated securities. CMOs are included in other corporate fixed maturities. The Company's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 2002 and 2001.

          At December 31, 2002, the gross weighted average of the coupon of this portfolio was 6.45.

     (g) Fixed Maturities Below Investment Grade: At December 31, 2002 and 2001, the fixed maturities held by the Company that were below investment grade had an aggregate amortized cost of $878,045,000 and $585,024,000, respectively, and an aggregate market value of $729,487,000 and $524,733,000, respectively.

     (h) Non-income Producing Assets: Non-income producing assets were insignificant.

     (i) Investments Greater than 10% Equity: There were no investments in other companies where the market value exceeded 10% of the Company's total capital funds at December 31, 2002.

4.  Deferred Policy Acquisition Costs

     The following reflects deferred policy acquisition costs (commissions, direct solicitation and other costs) which will be amortized against future income and the related current amortization charged to income, excluding certain amounts deferred and amortized in the same period (in thousands).

                                                                Years ended December 31,
                                                     ---------------------------------------------
                                                        2002             2001              2000
                                                     ----------        --------          ---------
      Balance at beginning of year                     $457,694         $328,123          $277,179
      Acquisition costs deferred                         51,983          167,004            92,134
      Amortization charged to income                    (76,703)         (37,433)          (41,190)
      Effect of net unrealized gains/(losses)           (41,706)               -                 -
      DAC transfer for terminated reinsurance            (5,010)               -                 -
                                                       --------         --------          --------
      Balance at end of year                           $386,258         $457,694          $328,123
                                                       ========         ========          ========

     For the year ended December 31, 2002, the Company recorded an adjustment to deferred policy acquisition costs with respect to non-traditional products as a result of changes in the net unrealized gains or losses on debt and equity securities available for sale. That is, as fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to deferred policy acquisition costs equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The adjustment, net of tax, is included with the change in net unrealized gains or losses on fixed maturity and equity securities available for sale that is recorded directly to other comprehensive income. Similar adjustments have not been recorded in prior years as the comparable amounts were not material to the deferred policy acquisition costs balances or equity.

     During 2002, the Company terminated a YRT reinsurance treaty with an affiliate relating to certain assumed group accident and health business. The Company released deferred policy acquisition costs totaling $5.0 million recorded with respect to this treaty.

5. Future Policy Benefits and Policyholder Contract Deposits

     (a) The analysis of the future policy benefits and policyholder contract deposits at December 31, 2002 and 2001 follows (in thousands):

                                                              2002                     2001
                                                         -------------            -------------
        Future policy benefits:
        Ordinary life                                   $    70,289                $    53,593
        Group life                                           10,981                     12,879
        Life contingent annuities                         1,028,891                  1,029,190
        Terminal funding                                  1,136,492                  1,109,872
        Accident and health                                  87,133                     60,821
                                                        -----------                -----------
                                                        $ 2,333,786                $ 2,266,355
                                                        ===========                ===========


                                                            2002                       2001
                                                        -----------                -----------
        Policyholder contract deposits:
        Annuities                                       $ 3,977,704                $ 3,274,668
        Universal life                                      370,328                    320,835
        Guaranteed investment contracts (GICs)            1,632,587                  1,909,285
        Corporate owned life insurance                    1,607,257                  1,532,866
        Other investment contracts                           24,777                     12,089
                                                        -----------                -----------
                                                        $ 7,612,653                $ 7,049,743
                                                        ===========                ===========

     (b) The liability for future policy benefits has been established based upon the following assumptions:

          (i) Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to 8.0 percent within the first 20 years. Interest rates on immediate/terminal funding annuities are at a maximum of 9.5 percent and grade to not greater than 7.5 percent.

          (ii) Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate for individual life, including surrenders, approximated 7.2 percent.

     (c) The liability for policyholder contract deposits has been established based on the following assumptions:

          (i) Interest rates credited on deferred annuities vary by year of issuance and range from 3.0 percent to 6.8 percent. Credited interest rate guarantees are generally for a period of one year. Withdrawal charges generally range from 3.0 percent to 10.0 percent grading to zero over a period of 5 to 10 years.

          (ii) GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 5.2 percent to 7.8 percent and maturities range from 3 to 7 years.

          (iii) Interest rates on corporate-owned life insurance business are guaranteed at 4.0 percent and the weighted average rate credited in 2001 was 5.76 percent.

          (iv) The universal life funds, exclusive of corporate-owned life insurance business, have credited interest rates of 4.9 percent to 7.25 percent and guarantees ranging from 4.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 11.0 percent of the fund balance and grade to zero over a period not longer than 20 years.


6. Income Taxes

     (a)  Income tax liabilities were as follows (in thousands):

                                                                   Years ended December 31,
                                                              -----------------------------------
                                                                  2002                     2001
                                                              -----------               ---------

         Current tax liabilities (receivables)                $  (20,833)               $   5,552
         Deferred applicable to:
             Net income                                           38,464                   64,359
             Net unrealized investment gains                      69,664                   (2,319)
                                                               ---------                ---------
        Deferred tax liabilities                                 108,128                   62,040
                                                               ---------                ---------
                  Income taxes payable                         $  87,295                $  67,592
                                                               =========                =========


     The components of deferred tax assets and liabilities were as follows (in thousands):

                                                                            Years ended December 31,
                                                                      ---------------------------------
                                                                         2002                   2001
                                                                      ----------             ----------
         Deferred tax assets:
           Basis differential of investments                          $ (12,276)             $  (7,104)
           Policy reserves                                              (82,957)               (40,311)
           Net unrealized losses on debt and equity securities
                available for sale                                          -                   (2,319)
           Other                                                         (8,489)               (15,023)
                                                                      ---------              ---------
                                                                       (103,722)               (64,757)
          Deferred tax liabilities:
            Basis differential of investments                                                        -
            Deferred policy acquisition costs                           142,062                116,517
            Net unrealized appreciation on debt and equity
                 securities available for sale                           69,665                      -
            Other                                                           123                 10,280
                                                                      ---------              ---------
                                                                        211,850                126,797
                                                                       --------                -------
         Net deferred tax liabilities                                 $ 108,128              $  62,040
                                                                      =========              =========

     (b) Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". At December 31, 2002, the Company had approximately $2,204,000 of policyholders' surplus on which no payment of federal income taxes will be required unless it is distributed as a dividend or under other specified conditions. Barring the passage of unfavorable tax legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future. Accordingly, no deferred tax liability has been recognized in relation to the policyholders' surplus account. If the entire balance of the policyholders' surplus became taxable at the current federal income tax rates, the tax would be approximately $771,400.

     (c)  Components of income tax expense were as follows (in thousands):

                                                                       Years ended December 31,
                                                         ---------------------------------------------------
                                                           2002                  2001                2000
                                                         ---------             --------            ---------
          Current expense                                $  20,558             $ 11,536            $ (2,105)
          Deferred expense:
             Deferred policy acquisition cost               16,305               18,977              21,711
             Policy reserves                                27,809               19,174              12,501
             Basis differential of investments             (15,315)               1,744               2,653
             Prior year tax true-ups                       (30,443)                (740)              2,562
             Transition costs                                    -              (11,791)                  -
             Realized gains                                (26,868)               2,264              (4,335)
             Other, net                                     (2,020)              (6,017)             (4,691)
                                                         ---------              -------            --------
          Total deferred                                   (30,532)              23,611              30,401
                                                         ---------              -------            --------

          Income tax expense (benefit)                   $  (9,974)            $ 35,147            $ 28,296
                                                         =========             ========            ========


     Prior year tax true-up's for 2002 relate primarily to the tax return-to-provision true-up's on investments, realized capital gains and reserves. A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below (in thousands):

                                                                       Years ended December 31,
                                                        ----------------------------------------------------
                                                           2002                 2001                  2000
                                                        ---------             --------              --------
        Income tax at statutory percentage
          of GAAP pretax income                         $ (8,224)             $37,514               $28,589
        State income tax                                       -                  201                    96
        Dividends received deduction                        (630)                   -                     -
        Prior year tax true-up                            (1,125)                   -                     -
        Other                                                  5               (2,568)                 (389)
                                                        --------              -------               -------
        Income tax expense (benefit)                    $ (9,974)             $35,147               $28,296
                                                        ========              =======               =======


     (d) Income taxes paid amounted to approximately $46,966,000, $(8,708,000), and $(11,621,000) in 2002, 2001, and 2000, respectively.

     (e) The Internal Revenue Service (IRS) is currently examining the Parent's tax return for the tax years 1989 to 1999. Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

     The Company has a written agreement with the Parent under which each subsidiary agrees to pay the Parent an amount equal to the consolidated federal income tax expense, multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. The Parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and investment, research and foreign tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

7. Commitments and Contingencies

     The Company, in common with the insurance industry in general, is subject to litigation, including claims for punitive damages, in the normal course of their business. The Company does not believe that such litigation will have a material effect on its operating results and financial condition. However, the recent trend of increasing jury awards and settlements makes it somewhat more difficult to assess the ultimate outcome of such litigation.

     The Company has entered into various partnership agreements that require the Company to make capital contributions totaling $123,045,000. As of December 31, 2002, the Company had made capital contributions totaling $79,726,000 relating to these agreements.

8. Derivative Financial Instruments

     (a) Use of Derivative Financial Instruments: The Company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements, and options to enter into interest rate swap agreements (call and put options). The Company is neither a dealer nor a trader in derivative financial instruments.

          Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge. For fair value hedges, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized in earnings. For both cash flow hedges and foreign currency hedges, to the extent the hedge is effective, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized as a component of other comprehensive income or shareholder's equity. Any ineffective portion of both cash flow hedges and foreign currency hedges are reported in net unrealized investment gains (losses).

     (b) Interest Rate and Currency Swap Agreements: Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases.

          Currency swap agreements are used to convert cash flow from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates and to hedge against currency rate fluctuation on anticipated security purchases.

          The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

          The fair values of swap agreements are recognized in the balance sheets if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in capital funds, consistent with the treatment of the related investment security.

          For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

          Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

          Interest rate and currency swap agreements related to investment securities at December 31 were as follows (in millions):

                                                                                              2002
                                                                                            --------
           Interest rate swap agreements to receive float rate:
             Notional amount                                                                $ 554.5
             Average receive rate                                                             1.45%
             Average pay rate                                                                 3.56%

          Currency swap agreements (receive U.S. dollars/pay Koruna):
             Notional amount (in U.S. dollars)                                               $ 52.4
             Average exchange rate                                                            27.94

          Currency swap agreements (receive U.S. dollars/pay Euro dollars):
             Notional amount (in U.S. dollars)                                               $ 51.1
             Average exchange rate                                                            0.877

          Currency swap agreements (receive U.S. dollars/pay Japanese Yen):
             Notional amount (in U.S. dollars)                                               $ 58.3
             Average exchange rate                                                            54.05


     (c) Credit and Market Risk: Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

          The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

9. Fair Value of Financial Instruments

     (a) Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FASB 107) requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. In the measurement of the fair value of certain of the financial instruments, quoted market prices were not available and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FASB 107 excludes certain financial instruments, including those related to insurance contracts.

          The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments presented:

          Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate fair values.

          Fixed maturity securities: Fair values for fixed maturity securities carried at market value are generally based upon quoted market prices. For certain fixed maturities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services.

          Equity securities: Fair values for equity securities were based upon quoted market prices.

          Mortgage loans on real estate and policy loans: Where practical, the fair values of loans on real estate were estimated using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. The fair value of the policy loans was not calculated as the Company believes it would have to expend excessive costs for the benefits derived. Therefore, the fair value of policy loans was estimated at carrying value.

          Investment contracts: For guaranteed investment contracts, income annuities and other similar contracts without life contingencies, estimated fair values are derived using discounted cash flow calculations based upon interest rates currently being offered for similar contracts consistent with those remaining for the contracts being valued.

          Other invested assets: Fair value of other invested assets is based upon the fair-value of the net assets of these investments as determined by the general partners.

          Separate and variable accounts; Separate and variable accounts are carried at the quoted market value of the underlying securities. The liabilities for these amounts are equal to the account assets.

          Derivatives: Fair values for derivative assets and liabilities were based upon quoted market prices.

     (b) The fair value and carrying amounts of financial instruments are as follows (in thousands):

                                                         Fair                Carrying
        2002                                             Value                Amount
        ----                                          -----------          -----------
        Cash and short-term investments               $    44,788          $    44,788
        Fixed maturities                                9,650,602            9,650,602
        Equity securities                                  32,706               32,706
        Mortgage and policy loans                         741,778              691,427

        Investment contracts                            5,856,152            5,610,291

        Other invested assets                             102,958              102,958
        Separate and variable accounts                  2,869,349            2,869,349
        Derivatives                                        15,009               15,009


                                                         Fair                 Carrying
        2001                                             Value                 Amount
        ----                                          -----------          -----------
        Cash and short-term investments               $   178,979          $   178,979
        Fixed maturities                                8,742,461            8,742,461
        Equity securities                                  43,505               43,505
        Mortgage and policy loans                         698,919              679,573

        Investment contracts                          $ 5,398,808          $ 5,183,953

        Other invested assets                         $   173,374          $   173,374
        Separate and variable accounts                  3,422,782            3,422,782
        Derivatives                                           643                  643


10.  Capital Funds

     (a) The Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock that may be issued in one or more series and with such stated value and terms as may be determined by the Board of Directors. There were 250 Series A preferred shares with a par value of $100,000 authorized, issued and outstanding at December 31, 2002 and 2001. The holder is Series A preferred stock is entitled to cumulative dividends at a rate which is recalculated on a quarterly basis. Common stock dividends may not be paid unless provision has been made for payment of Series A preferred dividends. The Series A preferred stock has not additional voting rights. The terms of the Series A preferred stock include the right of the Company to redeem all shares at par value any time at the option of the Company.

     (b) The maximum stockholder dividend, which can be paid without prior regulatory approval, is limited to an amount that is based on restrictions relating to statutory surplus. During 2002 and 2001, the Company paid dividends of $12,934,000 and $0, respectively, to its stockholders.

     (c) The Company's capital funds, as determined in accordance with statutory accounting practices, were $433,998,000 at December 31, 2002 and $448,546,000 at December 31, 2001. Statutory net loss amounted to $(80,001,000), $(139,231,000) and $(18,742,000) for 2002, 2001 and
          2000, respectively. These financial statements vary in certain respects from those prepared using statutory accounting practices prescribed or permitted by the Delaware Insurance Department.

          The significant differences are: (1) statutory financial statements do not reflect fixed maturities available for sale at market value; (2) policy acquisition costs, charged against operations as incurred for regulatory purposes, have been deferred and are being amortized over the anticipated life of the contracts; (3) individual life and annuity policy reserves based on statutory requirements have been adjusted based upon mortality, lapse and interest assumptions applicable to these coverages, including provisions for reasonable adverse deviations; these assumptions reflect the Company's experience and industry standards; (4) deferred income taxes have been provided for temporary differences between the bases of assets and liabilities for financial reporting purposes and tax purposes without the limitations required for statutory purposes; (5) for regulatory purposes, future policy benefits, policyholder contract deposits, policy and contract claims and reserve for unearned premiums are presented net of ceded reinsurance; and (6) an asset valuation reserve and interest maintenance reserve using National Association of Insurance Commissioners (NAIC) formulas are set up for regulatory purposes. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") guidance, which replaced the Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes.

     (d) The Company received a capital contribution from the Parent in the amount of $59,000,000 during 2002. The contribution was received by the Company subsequent to December 31, 2002.

11. Employee Benefits

     (a) The Company participates with its affiliates in a qualified, non-contributory, defined benefit pension plan, which is administered by the Parent. All qualified employees who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. Annual funding requirements are determined based on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service. Pension expense for current service costs, retirement and termination benefits for the years ended December 31, 2002, 2001 and 2000 were approximately $2,000, $0, and $1,000, respectively. The Parent's plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. The projected benefit obligations exceeded the plan assets at December 31, 2002 by $449,000,000.

          The Parent has adopted a Supplemental Executive Retirement Program (Supplemental Plan) to provide additional retirement benefits to designated executives and key employees. Under the Supplemental Plan, the annual benefit, not to exceed 60 percent of average final compensation, accrues at a percentage of average final pay multiplied for each year of credited service reduced by any benefits from the current and any predecessor retirement plans, Social Security, if any, and from any qualified pension plan of prior employers. The Supplemental Plan also provides a benefit equal to the reduction in benefits payable under the AIG retirement plan as a result of Federal limitations on benefits payable thereunder. Currently, the Supplemental Plan is unfunded.

     (b) The Parent also sponsors a voluntary savings plan for domestic employees (a 401(k) plan), which, during the three years ended December 31, 2002, provided for salary reduction contributions by employees and matching contributions by the Parent of up to 6 percent of annual salary depending on the employees' years of service.

     (c) In addition to the Parent's defined benefit pension plan, the Parent and its subsidiaries provide a post-retirement benefit program for medical care and life insurance. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and reaching a specified age.

     (d) The Parent applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans. Employees of the Company participate in certain stock option and stock purchase plans of the Parent. In general, under the stock option plan, officers and other key employees are granted options to purchase the Parent's common stock at a price not less than fair market value at the date of grant. In general, the stock purchase plan provides for eligible employees to receive privileges to purchase the Parent's common stock at a price equal to 85% of the fair market value on the date of grant of the purchase privilege. The Parent has not recognized compensation costs for either plan. The effect of the compensation costs, as determined consistent with FAS 123 "Accounting for Stock-Based Compensation"(FAS 123), was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and, therefore, are not presented herein. Disclosures required by FAS 123 are included in the Annual Report of the Parent.

12. Leases

     (a) The Company occupies leased space in many locations under various long-term leases and has entered into various leases covering the long-term use of data processing equipment. At December 31, 2002, the future minimum lease payments under operating leases were as follows (in thousands):

                 Year                                           Payment
                 ----                                           -------
                 2003                                            $2,961
                 2004                                             2,479
                 2005                                                 5
                 2006 and later years                                 -
                                                                 ------
                 Total                                           $5,445
                                                                 ======

          Rent expense approximated $4,132,000, $4,588,000, and $5,579,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

13. Reinsurance

     (a) The Company reinsures portions of its life and accident and health insurance risks with unaffiliated companies. Life insurance risks are reinsured primarily under coinsurance and yearly renewable term treaties. Accident and health insurance risks are reinsured primarily under coinsurance, excess of loss and quota share treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

          The Company also reinsures portions of its life and accident and health insurance risks with affiliated companies (see Note 13). The effect of all reinsurance contracts, including reinsurance assumed, is as follows (in thousands, except percentages):

                                                                                                                 Percentage
                                                                                                                  of Amount
                                                                                                                   Assumed
       December 31, 2002                     Gross             Ceded          Assumed               Net             to Net
       -----------------                  ------------     ------------     ------------        -----------     -------------
        Life Insurance in Force           $44,235,453      $11,531,806      $     32,236        $32,735,883           0.1%
                                           ==========       ==========       ===========         ==========
        Premiums:
          Life                            $   145,331      $    30,205      $          -        $   115,126             -
          Accident and Health                 318,180          308,749            33,659             43,090          78.1%
          Annuity                             121,882                -                 -            121,882             -
                                         ------------------------------  ---------------        -----------
        Total Premiums                    $   585,393      $   338,954      $     33,659        $   280,098          12.0%
                                         ============     ============       ===========       ============


                                                                                                                 Percentage
                                                                                                                  of Amount
                                                                                                                   Assumed
       December 31, 2002                     Gross             Ceded          Assumed               Net             to Net
       -----------------                  ------------     ------------     ------------        -----------     -------------
        Life Insurance in Force           $45,364,330      $ 9,537,790      $     39,963        $35,866,503           0.1%
                                          ===========      ===========      ============        ===========
        Premiums:
          Life                            $   144,436      $    24,669      $        499        $   120,266           0.4%
          Accident and Health                 292,618          158,574           193,547            327,591          59.1%
          Annuity                             568,153                -                 -            568,153             -
                                          -----------      -----------      ------------        -----------
        Total Premiums                    $ 1,005,207      $   183,243      $    194,046        $ 1,016,010          19.1%
                                          ===========       ==========      ============        ===========

                                                                                                                 Percentage
                                                                                                                  of Amount
                                                                                                                   Assumed
       December 31, 2002                     Gross             Ceded          Assumed               Net             to Net
       -----------------                  ------------     ------------     ------------        -----------     -------------
        Life Insurance in Force           $40,120,366      $ 6,623,273       $    20,136        $33,517,229           0.1%
                                          ===========      ===========       ===========        ===========
        Premiums:
          Life                            $   523,382      $    18,220       $     1,676        $   506,838           0.3%
          Accident and Health                 241,019          124,806           201,825            318,038          63.5%
          Annuity                             138,972                -                 -            138,972              -
                                          -----------      -----------       -----------        -----------
        Total Premiums                    $   903,373      $   143,026       $   203,501        $   963,848          21.1%
                                          ===========      ===========       ===========        ===========

     (b) The maximum amount retained on any one life by the Company is $2,500,000.

     (c) Reinsurance recoveries, which reduced death and other benefits, approximated $155,038,000 and $150,795,000 respectively, for each of the years ended December 31, 2002 and 2001.

          The Company's reinsurance arrangements do not relieve the Company from its direct obligation to its insureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements

14. Transactions with Related Parties

     (a) The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income and commission ceded for 2002 increased to $253,462,000 and $19,671,000, respectively due to the Company's transfer of a block of group accident and health business to National Union Fire Insurance Company of the Domestic Brokerage Group effective January 1, 2002. Premium income and commission ceded for 2001 amounted to $657,000 and $4, respectively. Premium income and commission ceded to affiliates amounted to $769,000 and $0 for the year ended December 31, 2000.

          Premium income and ceding commission expense assumed from affiliates decreased to $0 and $40,000, respectively, for 2002, compared to $186,371,000 and $33,126,000, respectively, for 2001, and $188,893,000 and $39,376,000, respectively for 2000. The decrease was due to the termination as of January 1, 2002 of the reinsurance agreement under which the Company assumed business from American Home Assurance Company.

     (b) The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2002, 2001 and 2000, the Company was charged $48,756,000, $44,167,000 and $46,726,000, respectively, for expenses attributed to the Company but incurred by affiliates. During the same period, the Company received reimbursements from affiliates aggregating $17,155,000, $21,588,000 and $24,359,000, respectively, for costs incurred by the Company but attributable to affiliates.

     (c) Effective January 1, 2002, the Company transferred a block of Group A&H business to National Fire Insurance Company of the Domestic Brokerage Group, an affiliated insurer. Written premium on this block was approximately $151,500,000 as of December 31, 2001.

15. Restructuring Charges

          In connection with the Parent's merger with American General Corporation during 2001, the Company incurred $34,700,000 in restructuring costs. Included in this amount is $20,900,000 of employee severance and termination related benefits. Of the total restructuring charges, approximately $31,700,000 has been paid as of December 31, 2002. The balance is included in Other Liabilities.

[PricewaterhouseCoopers LLP Letterhead]


                                                      PricewaterhouseCoopers LLP
                                                      Suite 2900
                                                      1201 Louisiana St.
                                                      Houston TX 77002-5678
                                                      Telephone (713) 356 4000






          Report of Independent Accountants

To the Board of Directors of AIG Life Insurance Company and Contract Owners of AIG Life Insurance Company Variable Account I

In our opinion, the accompanying statements of net assets and the related statements of operations and statements of changes in net assets present fairly, in all material respects, the financial position of each of the sub-accounts listed in Note A of AIG Life Insurance Company Variable Account I at December 31, 2002, the results of each of their operations and changes in net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities by correspondence with the custodian, provides a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
-------------------------------


April 8, 2003

                                     VA I-1

                      (This page intentionally left blank)

                                     VA I-2

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                   All Sub-accounts
                                                                   ----------------
STATEMENT OF NET ASSETS
December 31, 2002
ASSETS:
   Investment securities - at market (cost $2,574,886,053)           1,813,501,783
   Due from AIG Life Insurance Company                                      14,219

      NET ASSETS                                                    $1,813,516,002
                                                                    ==============

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                      $   22,468,549

EXPENSES:
   Mortality, expense risk and administrative fees                      29,193,235
                                                                    --------------
      NET INVESTMENT INCOME (LOSS)                                      (6,724,686)
                                                                    --------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized loss on investments                                   (246,100,520)
   Capital gain distributions from mutual funds                         18,027,625
   Net unrealized depreciation of investments                         (281,629,377)
                                                                    --------------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS          (509,702,272)
                                                                    --------------
      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS   $ (516,426,958)
                                                                    ==============

                                                                   For the Years Ended December 31,
                                                                   --------------------------------
STATEMENT OF CHANGES IN NET ASSETS                                       2002            2001
                                                                    --------------  --------------
OPERATIONS:
   Net investment income (loss)                                     $   (6,724,686) $  128,018,563
   Net realized loss on investments                                   (246,100,520)    (88,858,377)
   Capital gain distributions from mutual funds                         18,027,625              --
   Net unrealized depreciation of investments                         (281,629,377)   (379,063,874)
                                                                    --------------  --------------
      Increase (decrease) in net assets resulting from operations     (516,426,958)   (339,903,688)
                                                                    --------------  --------------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                          159,520,646     376,606,550
   Administrative charges                                               (3,319,782)     (2,819,846)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                           103,028,590     228,989,749
   Contract withdrawals                                               (270,330,903)   (316,068,928)
   Deferred sales                                                       (5,111,015)     (6,462,505)
   Death benefits                                                      (42,286,237)    (36,907,141)
   Annuity payments                                                       (776,010)       (975,150)
                                                                    --------------  --------------
      Increase (decrease) in net assets resulting from principal
         transactions                                                  (59,274,711)    242,362,729
                                                                    --------------  --------------
   TOTAL INCREASE (DECREASE) IN ASSETS                              $ (575,701,669) $  (97,540,959)

NET ASSETS:
   Beginning of period                                               2,389,217,671   2,486,758,630
                                                                    --------------  --------------
   End of period                                                    $1,813,516,002  $2,389,217,671
                                                                    ==============  ==============

See accompanying notes.

                                     VA I-3

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                            Sub-accounts
                                                                   --------------------------------------------------------------
                                                                       AIM                          Alliance         Alliance
                                                                     Capital          AIM           Americas         Bernstein
                                                                   Appreciation  International     Government      International
                                                                       Fund       Growth Fund   Income Portfolio  Value Portfolio
                                                                   ------------  -------------  ----------------  ---------------
STATEMENTS OF NET ASSETS
December 31, 2002
ASSETS:
   Investment securities - at market                                $1,409,270     $1,182,435      $66,021,942      $13,504,634
   Due from (to) AIG Life Insurance Company                                188           (292)          (1,410)             242
                                                                    ----------     ----------      -----------      -----------

      NET ASSETS                                                    $1,409,458     $1,182,143      $66,020,532      $13,504,876
                                                                    ==========     ==========      ===========      ===========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                      $       --     $    7,778      $ 2,828,070      $    11,894

EXPENSES:
   Mortality, expense risk and administrative fees                      25,346         23,487          754,627          130,296
                                                                    ----------     ----------      -----------      -----------
      NET INVESTMENT INCOME (LOSS)                                     (25,346)       (15,709)       2,073,443         (118,402)
                                                                    ----------     ----------      -----------      -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                            (288,314)      (562,430)        (101,703)        (391,002)
   Capital gain distributions from mutual funds                             --             --          264,888               --
   Net unrealized appreciation (depreciation) of investments          (238,150)        77,490        2,612,238         (505,383)
                                                                    ----------     ----------      -----------      -----------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS          (526,464)      (484,940)       2,775,423         (896,385)
                                                                    ----------     ----------      -----------      -----------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS   $ (551,810)    $ (500,649)     $ 4,848,866      $(1,014,787)
                                                                    ==========     ==========      ===========      ===========

See accompanying notes.

                                     VA I-4

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                           Sub-accounts
                                                                   -----------------------------------------------------------------
                                                                     Alliance       Alliance
                                                                    Bernstein      Bernstein        Alliance
                                                                    Real Estate    Small Cap        Bernstein           Alliance
                                                                    Investment       Value       Utility Income       Bernstein
                                                                    Portfolio      Portfolio        Portfolio      Value Portfolio B
                                                                   ------------  -------------  ----------------  ------------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                $30,607,090   $37,405,809     $ 36,591,050       $49,443,150
   Due from (to) AIG Life Insurance Company                                 675        (1,635)           1,620            (1,244)
                                                                    -----------   -----------     ------------       -----------

      NET ASSETS                                                    $30,607,765   $37,404,174     $ 36,592,670       $49,441,906
                                                                    ===========   ===========     ============       ===========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                      $   743,351   $    99,783     $    848,101       $    81,470

EXPENSES:
   Mortality, expense risk and administrative fees                      412,261       479,679          624,749           572,531
                                                                    -----------   -----------     ------------       -----------
      NET INVESTMENT INCOME (LOSS)                                      331,090      (379,896)         223,352          (491,061)
                                                                    -----------   -----------     ------------       -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                              505,568       (20,805)      (6,460,283)         (579,103)
   Capital gain distributions from mutual funds                              --         3,326               --                --
   Net unrealized appreciation (depreciation) of investments         (1,166,169)   (4,425,379)      (7,094,085)       (5,985,471)
                                                                    -----------   -----------     ------------       -----------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS           (660,601)   (4,442,858)     (13,554,368)       (6,564,574)
                                                                    -----------   -----------     ------------       -----------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS   $  (329,511)  $(4,822,754)    $(13,331,016)      $(7,055,635)
                                                                    ===========   ===========     ============       ===========

See accompanying notes.

                                     VA I-5

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                        Sub-accounts
                                                                   ------------------------------------------------------
                                                                     Alliance                   Alliance
                                                                   Conservative   Alliance    Global Dollar    Alliance
                                                                    Investors    Global Bond    Government      Growth
                                                                    Portfolio     Portfolio     Portfolio     Portfolio
                                                                   ------------  -----------  -------------  ------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                    $--      $17,225,524   $20,040,591   $136,498,281
   Due from (to) AIG Life Insurance Company                              --          (16,236)       13,533          5,083
                                                                        ---      -----------   -----------   ------------

      NET ASSETS                                                        $--      $17,209,288   $20,054,124   $136,503,364
                                                                        ===      ===========   ===========   ============

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                          $--      $   112,262   $   970,127   $         --

EXPENSES:
   Mortality, expense risk and administrative fees                       --          171,790       197,677      2,521,631
                                                                        ---      -----------   -----------   ------------
      NET INVESTMENT INCOME (LOSS)                                       --          (59,528)      772,450     (2,521,631)
                                                                        ---      -----------   -----------   ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                               --          119,064        76,685    (46,919,987)
   Capital gain distributions from mutual funds                          --               --            --             --
   Net unrealized appreciation (depreciation) of investments             --        1,652,941     1,254,788    (16,346,350)
                                                                        ---      -----------   -----------   ------------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS             --        1,772,005     1,331,473    (63,266,337)
                                                                        ---      -----------   -----------   ------------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS       $--      $ 1,712,477   $ 2,103,923   $(65,787,968)
                                                                        ===      ===========   ===========   ============

See accompanying notes.

                                     VA I-6

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                        Sub-accounts
                                                                   ----------------------------------------------------
                                                                     Alliance     Alliance
                                                                     Growth &      Growth      Alliance     Alliance
                                                                      Income      Investors   High Yield  International
                                                                     Portfolio    Portfolio   Portfolio     Portfolio
                                                                   -------------  ---------  -----------  -------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                               $ 405,431,175     $--     $32,187,573   $37,230,579
   Due from (to) AIG Life Insurance Company                               35,714      --             244           738
                                                                   -------------     ---     -----------   -----------

      NET ASSETS                                                   $ 405,466,889     $--     $32,187,817   $37,231,317
                                                                   =============     ===     ===========   ===========
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                     $   3,094,208     $--     $ 1,985,513   $    21,306

EXPENSES:
   Mortality, expense risk and administrative fees                     7,037,061      --         435,760       623,654
                                                                   -------------     ---     -----------   -----------
      NET INVESTMENT INCOME (LOSS)                                    (3,942,853)     --       1,549,753      (602,348)
                                                                   -------------     ---     -----------   -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                           (29,241,768)     --      (1,394,011)   (9,336,521)
   Capital gain distributions from mutual funds                       16,859,551      --              --            --
   Net unrealized appreciation (depreciation) of investments        (123,199,326)     --      (1,591,081)    2,739,082
                                                                   -------------     ---     -----------   -----------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS        (135,581,543)     --      (2,985,092)   (6,597,439)
                                                                   -------------     ---     -----------   -----------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS  $(139,524,396)    $--     $(1,435,339)  $(7,199,787)
                                                                   =============     ===     ===========   ===========

See accompanying notes.

                                     VA I-7

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                           Sub-accounts
                                                                   --------------------------------------------------------
                                                                                                                 Alliance
                                                                     Alliance       Alliance       Alliance     Short-Term
                                                                   Money Market  Premier Growth     Quasar     Multi-Market
                                                                    Portfolio       Portfolio      Portfolio    Portfolio
                                                                   ------------  --------------  ------------  ------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                               $112,541,072  $ 266,973,549   $ 35,681,685      $--
   Due from (to) AIG Life Insurance Company                              (2,638)           972           (779)      --
                                                                   ------------  -------------   ------------      ---

      NET ASSETS                                                   $112,538,434  $ 266,974,521   $ 35,680,906      $--
                                                                   ============  =============   ============      ===

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                     $  1,201,300  $          --   $         --      $--

EXPENSES:
   Mortality, expense risk and administrative fees                    1,680,235      4,928,657        640,061       --
                                                                   ------------  -------------   ------------      ---
      NET INVESTMENT INCOME (LOSS)                                     (478,935)    (4,928,657)      (640,061)      --
                                                                   ------------  -------------   ------------      ---

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                                   --    (63,228,419)    (4,780,783)      --
   Capital gain distributions from mutual funds                              --             --             --       --
   Net unrealized appreciation (depreciation) of investments                 --    (74,179,470)   (13,565,680)      --
                                                                   ------------  -------------   ------------      ---
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                 --   (137,407,889)   (18,346,463)      --
                                                                   ------------  -------------   ------------      ---

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS  $   (478,935) $(142,336,546)  $(18,986,524)     $--
                                                                   ============  =============   ============      ===

See accompanying notes.

                                     VA I-8

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                           Sub-accounts
                                                                   -----------------------------------------------------------
                                                                                                   Alliance
                                                                                                     U.S.           Alliance
                                                                     Alliance      Alliance     Government/High    Worldwide
                                                                    Technology   Total Return  Grade Securities  Privatization
                                                                     Portfolio     Portfolio       Portfolio       Portfolio
                                                                   ------------  ------------  ----------------  -------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                               $ 96,959,793  $152,395,323    $148,261,585     $23,454,862
   Due from (to) AIG Life Insurance Company                              (2,192)        1,342         (24,415)            286
                                                                   ------------  ------------    ------------     -----------

      NET ASSETS                                                   $ 96,957,601  $152,396,665    $148,237,170     $23,455,148
                                                                   ============  ============    ============     ===========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                     $         --  $  4,214,756    $  3,393,663     $   510,766

EXPENSES:
   Mortality, expense risk and administrative fees                    2,032,411     2,200,643       1,745,182         398,550
                                                                   ------------  ------------    ------------     -----------
      NET INVESTMENT INCOME (LOSS)                                   (2,032,411)    2,014,113       1,648,481         112,216
                                                                   ------------  ------------    ------------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                          (65,265,728)   (3,293,138)      1,186,769      (6,037,178)
   Capital gain distributions from mutual funds                              --       741,754              --              --
   Net unrealized appreciation (depreciation) of investments        (18,700,482)  (20,237,198)      5,256,253       4,398,110
                                                                   ------------  ------------    ------------     -----------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS        (83,966,210)  (22,788,582)      6,443,022      (1,639,068)
                                                                   ------------  ------------    ------------     -----------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS  $(85,998,621) $(20,774,469)   $  8,091,503     $(1,526,852)
                                                                   ============  ============    ============     ===========

See accompanying notes.

                                     VA I-9

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                           Sub-accounts
                                                                   -----------------------------------------------------------
                                                                    Brinson      Brinson                           Brinson
                                                                    Balanced  Global Income       Brinson      Growth & Income
                                                                   Portfolio    Portfolio    Growth Portfolio     Portfolio
                                                                   ---------  -------------  ----------------  ---------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                  $--          $--             $--               $--
   Due from (to) AIG Life Insurance Company                            --           --              --                --
                                                                      ---          ---             ---               ---

      NET ASSETS                                                      $--          $--             $--               $--
                                                                      ===          ===             ===               ===

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                        $--          $--             $--               $--

EXPENSES:
   Mortality, expense risk and administrative fees                     --           --              --                --
                                                                      ---          ---             ---               ---
      NET INVESTMENT INCOME (LOSS)                                     --           --              --                --
                                                                      ---          ---             ---               ---

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                             --           --              --                --
   Capital gain distributions from mutual funds                        --           --              --                --
   Net unrealized appreciation (depreciation) of investments           --           --              --                --
                                                                      ---          ---             ---               ---
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS           --           --              --                --
                                                                      ---          ---             ---               ---

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS     $--          $--             $--               $--
                                                                      ===          ===             ===               ===

See accompanying notes.

                                    VA I-10

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                        Sub-accounts
                                                                   -----------------------------------------------------
                                                                                                               Brinson
                                                                     Brinson     Brinson        Brinson        Tactical
                                                                   High Income  Small Cap  Strategic Income   Allocation
                                                                    Portfolio   Portfolio      Portfolio      Portfolio
                                                                   -----------  ---------  ----------------  -----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                   $--         $--           $--         $19,456,875
   Due from (to) AIG Life Insurance Company                             --          --            --               2,657
                                                                       ---         ---           ---         -----------

      NET ASSETS                                                       $--         $--           $--         $19,459,532
                                                                       ===         ===           ===         ===========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                         $--         $--           $--         $   207,876

EXPENSES:
   Mortality, expense risk and administrative fees                      --          --            --             340,119
                                                                       ---         ---           ---         -----------
      NET INVESTMENT INCOME (LOSS)                                      --          --            --            (132,243)
                                                                       ---         ---           ---         -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                              --          --            --          (2,564,686)
   Capital gain distributions from mutual funds                         --          --            --                  --
   Net unrealized appreciation (depreciation) of investments            --          --            --          (4,019,691)
                                                                       ---         ---           ---         -----------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS            --          --            --          (6,584,377)
                                                                       ---         ---           ---         -----------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS      $--         $--           $--         $(6,716,620)
                                                                       ===         ===           ===         ===========

See accompanying notes.

                                    VA I-11

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                             Sub-accounts
                                                                   -------------------------------------------------------------
                                                                                                                      Delaware
                                                                     Delaware       Delaware         Delaware        VIP Growth
                                                                   VIP Balanced    VIP Capital      VIP Cash       Opportunities
                                                                      Series     Reserves Series  Reserves Series      Series
                                                                   ------------  ---------------  ---------------  -------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                $1,310,836       $332,804        $1,281,407      $ 854,249
   Due from (to) AIG Life Insurance Company                             (1,402)          (100)             (309)        (3,916)
                                                                    ----------       --------        ----------      ---------

      NET ASSETS                                                    $1,309,434       $332,704        $1,281,098      $ 850,333
                                                                    ==========       ========        ==========      =========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                      $   54,239       $ 23,946        $   12,367      $ 142,494

EXPENSES:
   Mortality, expense risk and administrative fees                      21,497          6,795            12,369         13,900
                                                                    ----------       --------        ----------      ---------
      NET INVESTMENT INCOME (LOSS)                                      32,742         17,151                (2)       128,594
                                                                    ----------       --------        ----------      ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                            (186,943)         1,679                --       (222,639)
   Capital gain distributions from mutual funds                             --             --                --             --
   Net unrealized appreciation (depreciation) of investments          (172,367)         8,121                --       (247,759)
                                                                    ----------       --------        ----------      ---------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS          (359,310)         9,800                --       (470,398)
                                                                    ----------       --------        ----------      ---------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS   $ (326,568)      $ 26,951        $       (2)     $(341,804)
                                                                    ==========       ========        ==========      =========

See accompanying notes.

                                    VA I-12

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                            Sub-accounts
                                                                   -----------------------------------------------------------
                                                                      Delaware       Delaware         Dreyfus        Dreyfus
                                                                   VIP High Yield  VIP Large Cap   Small Company   Stock Index
                                                                       Series      Value Series   Stock Portfolio   Portfolio
                                                                   --------------  -------------  ---------------  -----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                  $566,539      $ 4,502,421      $1,459,450    $ 9,016,561
   Due from (to) AIG Life Insurance Company                               (336)            (955)           (314)           491
                                                                      --------      -----------      ----------    -----------

      NET ASSETS                                                      $566,203      $ 4,501,466      $1,459,136    $ 9,017,052
                                                                      ========      ===========      ==========    ===========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                        $ 62,553      $    97,034      $    4,028    $   152,655

EXPENSES:
   Mortality, expense risk and administrative fees                       7,185           73,246          24,712        164,149
                                                                      --------      -----------      ----------    -----------
      NET INVESTMENT INCOME (LOSS)                                      55,368           23,788         (20,684)       (11,494)
                                                                      --------      -----------      ----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                             (47,990)        (337,547)        (20,208)      (921,046)
   Capital gain distributions from mutual funds                             --               --              --             --
   Net unrealized appreciation (depreciation) of investments            (4,488)        (953,958)       (384,326)    (2,337,560)
                                                                      --------      -----------      ----------    -----------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS           (52,478)      (1,291,505)       (404,534)    (3,258,606)
                                                                      --------      -----------      ----------    -----------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS     $  2,890      $(1,267,717)     $ (425,218)   $(3,270,100)
                                                                      ========      ===========      ==========    ===========

See accompanying notes.

                                    VA I-13

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                        Sub-accounts
                                                                   --------------------------------------------------------
                                                                      Fidelity     Fidelity                      Fidelity
                                                                   Asset Manager  Contrafund      Fidelity      High Income
                                                                     Portfolio    Portfolio   Growth Portfolio   Portfolio
                                                                   -------------  ----------  ----------------  -----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                $ 8,435,704   $3,449,756     $ 6,851,890    $1,752,454
   Due from (to) AIG Life Insurance Company                                 341          670             531            --
                                                                    -----------   ----------     -----------    ----------

      NET ASSETS                                                    $ 8,436,045   $3,450,426     $ 6,852,421    $1,752,454
                                                                    ===========   ==========     ===========    ==========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                      $   458,361   $   36,133     $    27,024    $  244,300

EXPENSES:
   Mortality, expense risk and administrative fees                      148,869       56,599         143,693        31,705
                                                                    -----------   ----------     -----------    ----------
      NET INVESTMENT INCOME (LOSS)                                      309,492      (20,466)       (116,669)      212,595
                                                                    -----------   ----------     -----------    ----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                           (1,120,867)    (323,140)     (3,078,628)     (297,972)
   Capital gain distributions from mutual funds                              --           --              --            --
   Net unrealized appreciation (depreciation) of investments           (546,663)     (99,032)     (1,058,232)       54,713
                                                                    -----------   ----------     -----------    ----------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS         (1,667,530)    (422,172)     (4,136,860)     (243,259)
                                                                    -----------   ----------     -----------    ----------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS   $(1,358,038)  $ (442,638)    $(4,253,529)   $  (30,664)
                                                                    ===========   ==========     ===========    ==========

See accompanying notes.

                                    VA I-14

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                             Sub-accounts
                                                                   ------------------------------------------------------------
                                                                       Fidelity        Fidelity    Fidelity      Mercury HW
                                                                   Investment Grade  Money Market  Overseas   International VIP
                                                                    Bond Portfolio    Portfolio    Portfolio      Portfolio
                                                                   ----------------  ------------  ---------  -----------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                  $6,836,437      $9,060,754   $ 493,984     $1,406,914
   Due from (to) AIG Life Insurance Company                                1,229              93          --         (1,304)
                                                                      ----------      ----------   ---------     ----------

      NET ASSETS                                                      $6,837,666      $9,060,847   $ 493,984     $1,405,610
                                                                      ==========      ==========   =========     ==========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                        $  271,772      $  178,268   $   4,768     $   61,994

EXPENSES:
   Mortality, expense risk and administrative fees                        84,283         147,991       8,319         23,328
                                                                      ----------      ----------   ---------     ----------
      NET INVESTMENT INCOME (LOSS)                                       187,489          30,277      (3,551)        38,666
                                                                      ----------      ----------   ---------     ----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                                70,580              --     (51,283)       (63,499)
   Capital gain distributions from mutual funds                               --              --          --             --
   Net unrealized appreciation (depreciation) of investments             233,943              --     (81,210)      (193,221)
                                                                      ----------      ----------   ---------     ----------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS             304,523              --    (132,493)      (256,720)
                                                                      ----------      ----------   ---------     ----------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS     $  492,012      $   30,277   $(136,044)    $ (218,054)
                                                                      ==========      ==========   =========     ==========

See accompanying notes.

                                    VA I-15

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                             Sub-accounts
                                                                   -------------------------------------------------------------
                                                                                     Merrill Lynch
                                                                      Mercury HW        American    Merrill Lynch  Merrill Lynch
                                                                   Low Duration VIP  Balanced V.I.   Basic Value   Capital Focus
                                                                       Portfolio         Fund         V.I. Fund        Fund
                                                                   ----------------  -------------  -------------  -------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                      $--           $ 9,788      $ 6,515,867        $--
   Due from (to) AIG Life Insurance Company                                --               (86)             (13)        --
                                                                          ---           -------      -----------        ---

      NET ASSETS                                                          $--           $ 9,702      $ 6,515,854        $--
                                                                          ===           =======      ===========        ===

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                            $--           $   300      $   105,032        $--

EXPENSES:
   Mortality, expense risk and administrative fees                         --               146          108,510         --
                                                                          ---           -------      -----------        ---
      NET INVESTMENT INCOME (LOSS)                                         --               154           (3,478)        --
                                                                          ---           -------      -----------        ---

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                                 --                (3)        (194,261)        --
   Capital gain distributions from mutual funds                            --                --           53,075         --
   Net unrealized appreciation (depreciation) of investments               --            (1,847)      (1,492,472)        --
                                                                          ---           -------      -----------        ---
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS               --            (1,850)      (1,633,658)        --
                                                                          ---           -------      -----------        ---

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS         $--           $(1,696)     $(1,637,136)       $--
                                                                          ===           =======      ===========        ===

See accompanying notes.

                                    VA I-16

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                             Sub-accounts
                                                                   -------------------------------------------------------------
                                                                                    Merrill Lynch   Merrill Lynch     Merrill
                                                                   Merrill Lynch      Developing    Domestic Money  Lynch Global
                                                                   Core Bond V.I.  Capital Markets    Market V.I.   Allocation
                                                                       Fund           V.I. Fund           Fund       V.I. Fund
                                                                   --------------  ---------------  --------------  ------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                 $595,155          $128,625       $1,293,298     $ 502,199
   Due from (to) AIG Life Insurance Company                              (418)             (486)            (436)       (1,278)
                                                                     --------          --------       ----------     ---------

      NET ASSETS                                                     $594,737          $128,139       $1,292,862     $ 500,921
                                                                     ========          ========       ==========     =========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                       $ 28,176          $    569       $   21,577     $  18,270

EXPENSES:
   Mortality, expense risk and administrative fees                      8,368             2,059           20,677         9,464
                                                                     --------          --------       ----------     ---------
      NET INVESTMENT INCOME (LOSS)                                     19,808            (1,490)             900         8,806
                                                                     --------          --------       ----------     ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                               (863)           (1,313)              --      (163,456)
   Capital gain distributions from mutual funds                            --                --               --            --
   Net unrealized appreciation (depreciation) of investments           27,006           (13,993)              --       107,602
                                                                     --------          --------       ----------     ---------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS           26,143           (15,306)              --       (55,854)
                                                                     --------          --------       ----------     ---------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS    $ 45,951          $(16,796)      $      900     $ (47,048)
                                                                     ========          ========       ==========     =========

See accompanying notes.

                                    VA I-17

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                             Sub-accounts
                                                                   --------------------------------------------------------------
                                                                                                    Merrill Lynch
                                                                   Merrill Lynch   Merrill Lynch    International  Merrill Lynch
                                                                   Global Growth    High Current    Equity Focus   Large Cap Core
                                                                     V.I. Fund    Income V.I. Fund      Fund         V.I. Fund
                                                                   -------------  ----------------  -------------  --------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                 $ 585,938        $579,968           $--         $1,272,123
   Due from (to) AIG Life Insurance Company                                 --            (941)           --                 89
                                                                     ---------        --------           ---         ----------

      NET ASSETS                                                     $ 585,938        $579,027           $--         $1,272,212
                                                                     =========        ========           ===         ==========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                       $     791        $ 61,042           $--         $   11,470

EXPENSES:
   Mortality, expense risk and administrative fees                       9,733           8,273            --             20,087
                                                                     ---------        --------           ---         ----------
      NET INVESTMENT INCOME (LOSS)                                      (8,942)         52,769            --             (8,617)
                                                                     ---------        --------           ---         ----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                             (44,952)        (30,353)           --            (92,307)
   Capital gain distributions from mutual funds                             --              --            --                 --
   Net unrealized appreciation (depreciation) of investments          (190,824)        (40,084)           --           (185,862)
                                                                     ---------        --------           ---         ----------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS          (235,776)        (70,437)           --           (278,169)
                                                                     ---------        --------           ---         ----------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS    $(244,718)       $(17,668)          $--         $ (286,786)
                                                                     =========        ========           ===         ==========

See accompanying notes.

                                    VA I-18

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                         Sub-accounts
                                                              ------------------------------------------------------------------
                                                                                  Merrill Lynch                    Merrill Lynch
                                                                Merrill Lynch        Natural       Merrill Lynch   Utilities and
                                                                  Large Cap      Resources Focus  Small Cap Value  Telecom V.I.
                                                              Growth V.I. Funds       Fund           V.I. Fund         Fund
                                                              -----------------  ---------------  ---------------  -------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                              $ 633,707          $    --        $1,935,678       $ 433,280
   Due from (to) AIG Life Insurance Company                            (566)              --               (24)           (650)
                                                                  ---------          -------        ----------       ---------

      NET ASSETS                                                  $ 633,141          $    --        $1,935,654       $432,630
                                                                  =========          =======        ==========       =========

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                    $      --          $    --        $   28,868       $  22,265

EXPENSES:
   Mortality, expense risk and administrative fees                    9,303              186            31,694           9,272
                                                                  ---------          -------        ----------       ---------
      NET INVESTMENT INCOME (LOSS)                                   (9,303)            (186)           (2,826)         12,993
                                                                  ---------          -------        ----------       ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                          (11,278)          13,268           (34,151)       (314,011)
   Capital gain distributions from mutual funds                          --               --            87,986          16,825
   Net unrealized appreciation (depreciation) of investments       (161,141)          (7,853)         (726,319)        107,427
                                                                  ---------          -------        ----------       ---------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS       (172,419)           5,415          (672,484)       (189,759)
                                                                  ---------          -------        ----------       ---------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
         OPERATIONS                                               $(181,722)         $ 5,229        $ (675,310)      $(176,766)
                                                                  =========          =======        ==========       =========

See accompanying notes.

                                    VA I-19

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                           Sub-accounts
                                                                   ----------------------------------------------------------
                                                                   UIF Core Plus
                                                                    Fixed Income     UIF Equity     UIF Technology  UIF Value
                                                                     Portfolio    Growth Portfolio    Portfolio     Portfolio
                                                                   -------------  ----------------  --------------  ---------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                  $41,311         $ 30,874         $ 11,092      $2,452
   Due from (to) AIG Life Insurance Company                             1,666              923             (509)      1,385
                                                                      -------         --------         --------      ------

      NET ASSETS                                                      $42,977         $ 31,797         $ 10,583      $3,837
                                                                      =======         ========         ========      ======

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                        $ 1,658         $     62         $     --      $   27

EXPENSES:
   Mortality, expense risk and administrative fees                        336              139               63           9
                                                                      -------         --------         --------      ------
      NET INVESTMENT INCOME (LOSS)                                      1,322              (77)             (63)         18
                                                                      -------         --------         --------      ------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                                (67)            (328)              (2)         (3)
   Capital gain distributions from mutual funds                           220               --               --          --
   Net unrealized appreciation (depreciation) of investments            1,141          (12,155)         (10,721)       (723)
                                                                      -------         --------         --------      ------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS            1,294          (12,483)         (10,723)       (726)
                                                                      -------         --------         --------      ------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS     $ 2,616         $(12,560)        $(10,786)     $ (708)
                                                                      =======         ========         ========      ======

See accompanying notes.

                                    VA I-20

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                          Sub-accounts
                                                                   ---------------------------------------------------------
                                                                     Van Eck                                      Vanguard
                                                                    Worldwide       Van Eck                     LifeStrategy
                                                                     Emerging   Worldwide Hard     Vanguard     Conservative
                                                                   Market Fund    Assets Fund   500 Index Fund   Growth Fund
                                                                   -----------  --------------  --------------  ------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                 $542,584      $192,458        $ 7,670         $20,824
   Due from (to) AIG Life Insurance Company                                 4            28           (841)         11,269
                                                                     --------      --------        -------         -------

      NET ASSETS                                                     $542,588      $192,486        $ 6,829         $32,093
                                                                     ========      ========        =======         =======

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                       $    841      $  1,734        $   100         $   633

EXPENSES:
   Mortality, expense risk and administrative fees                      6,851         2,790             17              48
                                                                     --------      --------        -------         -------
      NET INVESTMENT INCOME (LOSS)                                     (6,010)       (1,056)            83             585
                                                                     --------      --------        -------         -------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                            (45,347)       (3,684)            --            (115)
   Capital gain distributions from mutual funds                            --            --             --              --
   Net unrealized appreciation (depreciation) of investments           27,915        (3,312)        (1,780)         (1,459)
                                                                     --------      --------        -------         -------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS          (17,432)       (6,996)        (1,780)         (1,574)
                                                                     --------      --------        -------         -------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS    $(23,442)     $ (8,052)       $(1,697)        $  (989)
                                                                     ========      ========        =======         =======

See accompanying notes.

                                    VA I-21

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                        Sub-accounts
                                                                   ------------------------------------------------------
                                                                     Vanguard      Vanguard                     Vanguard
                                                                   LifeStrategy  LifeStrategy     Vanguard    Prime Money
                                                                    Growth Fund   Income Fund  Primecap Fund  Market Fund
                                                                   ------------  ------------  -------------  -----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                 $ 8,080       $23,966        $2,504        $6,158
   Due from (to) AIG Life Insurance Company                            3,436        (3,678)         (274)         (437)
                                                                     -------       -------        ------        ------

      NET ASSETS                                                     $11,516       $20,288        $2,230        $5,721
                                                                     =======       =======        ======        ======

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                       $   177       $   592        $   27        $   55

EXPENSES:
   Mortality, expense risk and administrative fees                        18            88             8            28
                                                                     -------       -------        ------        ------
      NET INVESTMENT INCOME (LOSS)                                       159           504            19            27
                                                                     -------       -------        ------        ------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                                --           (18)           --            --
   Capital gain distributions from mutual funds                           --            --            --            --
   Net unrealized appreciation (depreciation) of investments          (1,309)         (500)         (639)           --
                                                                     -------       -------        ------        ------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS          (1,309)         (518)         (639)           --
                                                                     -------       -------        ------        ------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS    $(1,150)      $   (14)       $ (620)       $   27
                                                                     =======       =======        ======        ======

See accompanying notes.

                                    VA I-22

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                   Sub-accounts
                                                                   -------------------------------------------
                                                                                                      Vanguard
                                                                       Vanguard          Vanguard      Windsor
                                                                   U.S. Growth Fund  Wellington Fund    Fund
                                                                   ----------------  ---------------  --------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
   Investment securities - at market                                    $ 4,922           $2,781       $2,474
   Due from (to) AIG Life Insurance Company                                (692)            (208)        (216)
                                                                        -------           ------       ------

      NET ASSETS                                                        $ 4,230           $2,573       $2,258
                                                                        =======           ======       ======

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

INVESTMENT INCOME:
   Dividends from mutual funds                                          $    17           $   71       $   35

EXPENSES:
   Mortality, expense risk and administrative fees                            4               11            6
                                                                        -------           ------       ------
      NET INVESTMENT INCOME (LOSS)                                           13               60           29
                                                                        -------           ------       ------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments                                   --               --           --
   Capital gain distributions from mutual funds                              --               --           --
   Net unrealized appreciation (depreciation) of investments             (1,436)            (348)        (639)
                                                                        -------           ------       ------
      NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS             (1,436)            (348)        (639)
                                                                        -------           ------       ------

      INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS       $(1,423)          $ (288)      $ (610)
                                                                        =======           ======       ======

See accompanying notes.

                                    VA I-23

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                             Sub-accounts
                                                                   ----------------------------------------------------------------
                                                                        AIM                         Alliance
                                                                      Capital         AIM           Americas      AllianceBernstein
                                                                   Appreciation  International     Government       International
                                                                       Fund       Growth Fund   Income Portfolio   Value Portfolio
                                                                   ------------  -------------  ----------------  -----------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                     $  (25,346)   $   (15,709)     $ 2,073,443       $  (118,402)
   Net realized gain (loss) on investments                            (288,314)      (562,430)        (101,703)         (391,002)
   Capital gain distributions from mutual funds                             --             --          264,888                --
   Net unrealized appreciation (depreciation) of investments          (238,150)        77,490        2,612,238          (505,383)
                                                                    ----------    -----------      -----------       -----------
      Increase (decrease) in net assets resulting from operations     (551,810)      (500,649)       4,848,866        (1,014,787)
                                                                    ----------    -----------      -----------       -----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                           20,038         10,341        5,292,632         2,710,533
   Administrative charges                                               (1,479)          (779)         (98,322)          (22,518)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                          (173,629)      (975,737)      20,192,238         8,488,182
   Contract withdrawals                                               (168,544)      (107,338)      (8,663,610)         (404,503)
   Deferred sales                                                       (4,450)        (3,305)        (144,048)           (7,989)
   Death benefits                                                       (9,107)        (1,219)        (739,704)          (82,058)
   Annuity payments                                                     (1,126)            --          (13,930)               --
                                                                    ----------    -----------      -----------       -----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                 (338,297)    (1,078,037)      15,825,256        10,681,647
                                                                    ----------    -----------      -----------       -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            (890,107)    (1,578,686)      20,674,122         9,666,860

NET ASSETS:
   Beginning of period                                               2,299,565      2,760,829       45,346,410         3,838,016
                                                                    ----------    -----------      -----------       -----------
   End of period                                                    $1,409,458    $ 1,182,143      $66,020,532       $13,504,876
                                                                    ==========    ===========      ===========       ===========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                     $  147,760    $    48,777      $ 1,984,692       $   (13,792)
   Net realized gain (loss) on investments                            (197,933)    (1,819,005)        (195,417)         (133,561)
   Capital gain distributions from mutual funds                             --             --               --                --
   Net unrealized appreciation (depreciation) of investments          (774,366)       726,194       (1,368,988)          234,558
                                                                    ----------    -----------      -----------       -----------
      Increase (decrease) in net assets resulting from operations     (824,539)    (1,044,034)         420,287            87,205
                                                                    ----------    -----------      -----------       -----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                     45,210         51,228        9,836,597         1,908,368
   Administrative charges                                               (1,522)          (756)         (49,028)           (2,397)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                            (9,279)    (1,027,868)      17,574,692         1,870,334
   Contract Withdrawals                                               (122,972)      (154,441)      (7,166,922)          (18,674)
   Deferred Sales                                                       (2,727)        (5,202)        (100,896)             (334)
   Death Benefits                                                       (6,147)        (5,677)        (575,361)           (6,486)
   Annuity Payments                                                     (1,476)            --          (13,991)               --
                                                                    ----------    -----------      -----------       -----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                  (98,913)    (1,142,716)      19,505,091         3,750,811
                                                                    ----------    -----------      -----------       -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            (923,452)    (2,186,750)      19,925,378         3,838,016

NET ASSETS:
   Beginning of period                                               3,223,017      4,947,579       25,421,032                --
                                                                    ----------    -----------      -----------       -----------
   End of period                                                    $2,299,565    $ 2,760,829      $45,346,410       $ 3,838,016
                                                                    ==========    ===========      ===========       ===========

See accompanying notes.

                                    VA I-24

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                             Sub-accounts
                                                                   ---------------------------------------------------------------
                                                                    Alliance
                                                                    Bernstein      Alliance         Alliance
                                                                   Real Estate     Bernstein       Bernstein         Alliance
                                                                    Investment  Small Cap Value  Utility Income      Bernstein
                                                                    Portfolio      Portfolio        Portfolio    Value Portfolio B
                                                                   -----------  ---------------  --------------  -----------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $   331,090    $  (379,896)    $    223,352     $   (491,061)
   Net realized gain (loss) on investments                             505,568        (20,805)      (6,460,283)        (579,103)
   Capital gain distributions from mutual funds                             --          3,326               --               --
   Net unrealized appreciation (depreciation) of investments        (1,166,169)    (4,425,379)      (7,094,085)      (5,985,471)
                                                                   -----------    -----------     ------------     ------------
      Increase (decrease) in net assets resulting from operations     (329,511)    (4,822,754)     (13,331,016)      (7,055,635)
                                                                   -----------    -----------     ------------     ------------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                        3,006,593      9,243,816        2,673,335       11,871,876
   Administrative charges                                              (52,455)       (79,656)         (78,784)        (102,054)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                         9,729,237     18,562,781       (3,739,181)      23,614,903
   Contract withdrawals                                             (3,901,099)    (2,359,894)      (4,058,989)      (2,499,205)
   Deferred sales                                                      (94,451)       (78,422)         (72,905)         (73,635)
   Death benefits                                                     (370,822)      (474,205)      (1,193,040)        (677,662)
   Annuity payments                                                    (15,569)        (2,069)              --               --
                                                                   -----------    -----------     ------------     ------------
      Increase (decrease) in net assets resulting from principal
         transactions                                                8,301,434     24,812,351       (6,469,564)      32,134,223
                                                                   -----------    -----------     ------------     ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                           7,971,923     19,989,597      (19,800,580)      25,078,588

NET ASSETS:
   Beginning of period                                              22,635,842     17,414,577       56,393,250       24,363,318
                                                                   -----------    -----------     ------------     ------------
   End of period                                                   $30,607,765    $37,404,174     $ 36,592,670     $ 49,441,906
                                                                   ===========    ===========     ============     ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $   338,432    $   (65,990)    $  1,672,961     $    (90,984)
   Net realized gain (loss) on investments                             107,434         20,906        1,473,618          (25,531)
   Capital gain distributions from mutual funds                             --             --               --               --
   Net unrealized appreciation (depreciation) of investments         1,239,036      1,150,763      (18,486,288)         712,290
                                                                   -----------    -----------     ------------     ------------
      Increase (decrease) in net assets resulting from operations    1,684,902      1,105,679      (15,339,709)         595,775
                                                                   -----------    -----------     ------------     ------------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                  3,494,511      8,505,190       13,290,273       11,621,406
   Administrative charges                                              (23,398)       (10,841)         (69,833)         (15,583)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                         4,253,410      8,023,015       12,233,023       12,415,884
   Contract Withdrawals                                             (2,578,083)      (141,362)      (5,662,376)        (210,037)
   Deferred Sales                                                      (58,569)        (2,081)        (104,367)          (2,071)
   Death Benefits                                                     (199,451)       (65,023)        (755,100)         (42,056)
   Annuity Payments                                                    (11,420)            --           (1,593)              --
                                                                   -----------    -----------     ------------     ------------
      Increase (decrease) in net assets resulting from principal
         transactions                                                4,877,000     16,308,898       18,930,027       23,767,543
                                                                   -----------    -----------     ------------     ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                           6,561,902     17,414,577        3,590,318       24,363,318

NET ASSETS:
   Beginning of period                                              16,073,940             --       52,802,932               --
                                                                   -----------    -----------     ------------     ------------
   End of period                                                   $22,635,842    $17,414,577     $ 56,393,250     $ 24,363,318
                                                                   ===========    ===========     ============     ============

See accompanying notes.

                                    VA I-25

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                        Sub-accounts
                                                                   -----------------------------------------------------
                                                                                               Alliance
                                                                     Alliance                   Global
                                                                   Conservative   Alliance      Dollar       Alliance
                                                                    Investors    Global Bond   Government     Growth
                                                                    Portfolio     Portfolio    Portfolio     Portfolio
                                                                   ------------  -----------  -----------  -------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $         --  $   (59,528) $   772,450  $  (2,521,631)
   Net realized gain (loss) on investments                                   --      119,064       76,685    (46,919,987)
   Capital gain distributions from mutual funds                              --           --           --             --
   Net unrealized appreciation (depreciation) of investments                 --    1,652,941    1,254,788    (16,346,350)
                                                                   ------------  -----------  -----------  -------------
      Increase (decrease) in net assets resulting from operations            --    1,712,477    2,103,923    (65,787,968)
                                                                   ------------  -----------  -----------  -------------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                                --    1,489,128      782,203      6,964,960
   Administrative charges                                                    --      (18,172)     (19,934)      (278,040)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                                 --    7,153,624    9,917,513    (17,819,553)
   Contract withdrawals                                                      --   (2,075,143)  (1,836,234)   (20,341,078)
   Deferred sales                                                            --      (30,996)     (29,001)      (334,996)
   Death benefits                                                            --     (120,286)    (133,915)    (3,027,900)
   Annuity payments                                                          --       (5,096)      (1,570)       (59,219)
                                                                   ------------  -----------  -----------  -------------
      Increase (decrease) in net assets resulting from principal
         transactions                                                        --    6,393,059    8,679,062    (34,895,826)
                                                                   ------------  -----------  -----------  -------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                   --    8,105,536   10,782,985   (100,683,794)

NET ASSETS:
      Beginning of period                                                    --    9,103,752    9,271,139    237,187,158
                                                                   ------------  -----------  -----------  -------------
      End of period                                                $         --  $17,209,288  $20,054,124  $ 136,503,364
                                                                   ============  ===========  ===========  =============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $  3,201,167  $  (108,475) $   752,656  $  36,826,305
   Net realized gain (loss) on investments                           (4,228,498)     (13,903)    (445,311)   (12,521,407)
   Capital gain distributions from mutual funds                              --           --           --             --
   Net unrealized appreciation (depreciation) of investments            889,802      (31,455)     355,574   (106,863,755)
                                                                   ------------  -----------  -----------  -------------
      Increase (decrease) in net assets resulting from operations      (137,529)    (153,833)     662,919    (82,558,857)
                                                                   ------------  -----------  -----------  -------------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                          (1)   1,047,793      985,016     33,646,552
   Administrative charges                                                (1,103)      (7,812)      (6,567)      (308,247)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                        (17,192,276)   2,094,638    1,393,242       (238,137)
   Contract Withdrawals                                                (823,276)  (1,341,982)  (1,021,145)   (40,312,742)
   Deferred Sales                                                       (16,787)     (16,202)     (10,668)      (644,884)
   Death Benefits                                                      (233,252)     (70,180)    (200,171)    (3,581,453)
   Annuity Payments                                                        (536)      (4,131)      (1,484)       (64,951)
                                                                   ------------  -----------  -----------  -------------
      Increase (decrease) in net assets resulting from principal
         transactions                                               (18,267,231)   1,702,124    1,138,223    (11,503,862)
                                                                   ------------  -----------  -----------  -------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (18,404,760)   1,548,291    1,801,142    (94,062,719)

NET ASSETS:
   Beginning of period                                               18,404,760    7,555,461    7,469,997    331,249,877
                                                                   ------------  -----------  -----------  -------------
   End of period                                                   $         --  $ 9,103,752  $ 9,271,139  $ 237,187,158
                                                                   ============  ===========  ===========  =============

See accompanying notes.

                                    VA I-26

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                        Sub-accounts
                                                                   -------------------------------------------------------
                                                                     Alliance       Alliance
                                                                      Growth         Growth       Alliance      Alliance
                                                                     & Income      Investors     High Yield  International
                                                                     Portfolio     Portfolio     Portfolio     Portfolio
                                                                   -------------  ------------  -----------  -------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $  (3,942,853) $         --  $ 1,549,753   $   (602,348)
   Net realized gain (loss) on investments                           (29,241,768)           --   (1,394,011)    (9,336,521)
   Capital gain distributions from mutual funds                       16,859,551            --           --             --
   Net unrealized appreciation (depreciation) of investments        (123,199,326)           --   (1,591,081)     2,739,082
                                                                   -------------  ------------  -----------   ------------
      Increase (decrease) in net assets resulting from operations   (139,524,396)           --   (1,435,339)    (7,199,787)
                                                                   -------------  ------------  -----------   ------------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                         29,508,676            --    3,456,351      2,072,776
   Administrative charges                                               (789,542)           --      (52,803)       (66,149)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                          (8,640,297)           --    4,854,057     (1,828,374)
   Contract withdrawals                                              (52,740,615)           --   (3,534,973)    (5,968,153)
   Deferred sales                                                       (963,178)           --      (89,531)       (59,917)
   Death benefits                                                    (10,745,120)           --     (440,504)      (721,992)
   Annuity payments                                                     (206,081)           --      (40,312)        (9,256)
                                                                   -------------  ------------  -----------   ------------
      Increase (decrease) in net assets resulting from principal
         transactions                                                (44,576,157)           --    4,152,285     (6,581,065)
                                                                   -------------  ------------  -----------   ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (184,100,553)           --    2,716,946    (13,780,852)

NET ASSETS:
   Beginning of period                                               589,567,442            --   29,470,871     51,012,169
                                                                   -------------  ------------  -----------   ------------
   End of period                                                   $ 405,466,889  $         --  $32,187,817   $ 37,231,317
                                                                   =============  ============  ===========   ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $  18,293,522  $  3,141,902  $ 1,521,573   $  2,555,359
   Net realized gain (loss) on investments                             8,041,792    (4,669,646)  (1,552,463)   (29,229,188)
   Capital gain distributions from mutual funds                               --            --           --             --
   Net unrealized appreciation (depreciation) of investments         (33,958,369)    1,273,902      257,163     11,339,037
                                                                   -------------  ------------  -----------   ------------
      Increase (decrease) in net assets resulting from operations     (7,623,055)     (253,842)     226,273    (15,334,792)
                                                                   -------------  ------------  -----------   ------------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                   89,299,918            --    5,373,844      7,590,461
   Administrative charges                                               (628,485)         (627)     (33,108)       (65,442)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                          89,159,289   (10,747,262)   7,625,419        (40,037)
   Contract Withdrawals                                              (59,986,145)     (719,827)  (3,228,873)    (6,941,197)
   Deferred Sales                                                     (1,061,061)       (7,025)    (111,322)      (111,669)
   Death Benefits                                                     (9,519,911)      (18,310)    (461,116)      (788,355)
                                                                                                -----------   ------------
   Annuity Payments                                                     (210,883)       (1,118)     (44,697)       (16,115)
                                                                   -------------  ------------  -----------   ------------
      Increase (decrease) in net assets resulting from principal
         transactions                                                107,052,722   (11,494,169)   9,120,147       (372,354)
                                                                   -------------  ------------  -----------   ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            99,429,667   (11,748,011)   9,346,420    (15,707,146)

NET ASSETS:
   Beginning of period                                               490,137,775    11,748,011   20,124,451     66,719,315
                                                                   -------------  ------------  -----------   ------------
   End of period                                                   $ 589,567,442  $         --  $29,470,871   $ 51,012,169
                                                                   =============  ============  ===========   ============

See accompanying notes.

                                    VA I-27

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                            Sub-accounts
                                                                   -----------------------------------------------------------------
                                                                      Alliance      Alliance                           Alliance
                                                                   Money Market  Premier Growth       Alliance     Short-Term Multi-
                                                                     Portfolio     Portfolio     Quasar Portfolio   Market Portfolio
                                                                   ------------  --------------  ----------------  -----------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $   (478,935) $  (4,928,657)    $   (640,061)      $        --
   Net realized gain (loss) on investments                                   --    (63,228,419)      (4,780,783)               --
   Capital gain distributions from mutual funds                              --             --               --                --
   Net unrealized appreciation (depreciation) of investments                 --    (74,179,470)     (13,565,680)               --
                                                                   ------------  -------------     ------------       -----------
      Increase (decrease) in net assets resulting from operations      (478,935)  (142,336,546)     (18,986,524)               --
                                                                   ------------  -------------     ------------       -----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                        28,633,258     15,353,199        2,628,813                --
   Administrative charges                                              (156,341)      (571,290)         (73,712)               --
   Net transfers from (to) other sub-accounts
      or fixed rate option                                           19,674,586    (35,246,470)        (357,436)               --
   Contract withdrawals                                             (58,417,727)   (32,610,754)      (4,018,302)               --
   Deferred sales                                                      (790,108)      (774,222)         (84,922)               --
   Death benefits                                                    (3,382,481)    (6,655,645)      (1,111,967)               --
   Annuity payments                                                     (21,602)      (167,428)         (22,487)               --
                                                                   ------------  -------------     ------------       -----------
      Increase (decrease) in net assets resulting from principal
         transactions                                               (14,460,415)   (60,672,610)      (3,040,013)               --
                                                                   ------------  -------------     ------------       -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (14,939,350)  (203,009,156)     (22,026,537)               --

NET ASSETS:
   Beginning of period                                              127,477,784    469,983,677       57,707,443                --
                                                                   ------------  -------------     ------------       -----------
   End of period                                                   $112,538,434  $ 266,974,521     $ 35,680,906       $        --
                                                                   ============  =============     ============       ===========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $  2,156,616  $  20,421,906     $  1,129,084       $   393,540
   Net realized gain (loss) on investments                                   --     21,875,889       (4,837,020)         (451,313)
   Capital gain distributions from mutual funds                              --             --               --                --
   Net unrealized appreciation (depreciation) of investments                 --   (153,527,475)      (6,274,879)           63,330
                                                                   ------------  -------------     ------------       -----------
      Increase (decrease) in net assets resulting from operations     2,156,616   (111,229,680)      (9,982,815)            5,557
                                                                   ------------  -------------     ------------       -----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                  55,936,132     57,251,175        6,240,258                --
   Administrative charges                                              (128,114)      (656,312)         (68,610)             (125)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                         25,533,796     (1,841,278)       2,100,263        (1,481,811)
   Contract Withdrawals                                             (61,654,063)   (53,233,169)      (6,732,412)          (94,686)
   Deferred Sales                                                    (1,550,835)    (1,195,641)        (156,566)           (1,552)
   Death Benefits                                                    (2,796,161)    (7,550,570)      (1,056,299)               --
   Annuity Payments                                                    (111,845)      (223,413)         (22,820)               --
                                                                   ------------  -------------     ------------       -----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                15,228,910     (7,449,208)         303,814        (1,578,174)
                                                                   ------------  -------------     ------------       -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                           17,385,526   (118,678,888)      (9,679,001)       (1,572,617)

NET ASSETS:
   Beginning of period                                              110,092,258    588,662,565       67,386,444         1,572,617
                                                                   ------------  -------------     ------------       -----------
   End of period                                                   $127,477,784  $ 469,983,677     $ 57,707,443       $        --
                                                                   ============  =============     ============       ===========

See accompanying notes.

                                    VA I-28

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                           Sub-accounts
                                                                   ------------------------------------------------------------
                                                                                                    Alliance
                                                                                                      U.S.          Alliance
                                                                     Alliance       Alliance     Government/High    Worldwide
                                                                    Technology    Total Return  Grade Securities  Privatization
                                                                     Portfolio     Portfolio       Portfolio        Portfolio
                                                                   -------------  ------------  ----------------  -------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $  (2,032,411) $  2,014,113    $  1,648,481    $    112,216
   Net realized gain (loss) on investments                           (65,265,728)   (3,293,138)      1,186,769      (6,037,178)
   Capital gain distributions from mutual funds                               --       741,754              --              --
   Net unrealized appreciation (depreciation) of investments         (18,700,482)  (20,237,198)      5,256,253       4,398,110
                                                                   -------------  ------------    ------------    ------------
      Increase (decrease) in net assets resulting from operations    (85,998,621)  (20,774,469)      8,091,503      (1,526,852)
                                                                   -------------  ------------    ------------    ------------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                          4,045,179    14,494,899      14,351,750         594,573
   Administrative charges                                               (242,943)     (258,403)       (196,503)        (40,144)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                         (16,992,397)   22,581,517      49,889,171      (3,498,837)
   Contract withdrawals                                              (13,755,333)  (16,650,648)    (17,107,247)     (3,071,464)
   Deferred sales                                                       (365,892)     (285,658)       (344,493)        (47,107)
   Death benefits                                                     (2,326,850)   (3,146,700)     (3,145,792)     (1,097,523)
   Annuity payments                                                      (57,169)      (38,363)        (37,843)        (35,726)
                                                                   -------------  ------------    ------------    ------------
      Increase (decrease) in net assets resulting from
         principal transactions                                      (29,695,405)   16,696,644      43,409,043      (7,196,228)
                                                                   -------------  ------------    ------------    ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (115,694,026)   (4,077,825)     51,500,546      (8,723,080)

NET ASSETS:
   Beginning of period                                               212,651,627   156,474,490      96,736,624      32,178,228
                                                                   -------------  ------------    ------------    ------------
   End of period                                                   $  96,957,601  $152,396,665    $148,237,170    $ 23,455,148
                                                                   =============  ============    ============    ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $  16,654,221  $  3,556,287    $  2,026,119    $  1,775,698
   Net realized gain (loss) on investments                           (46,398,503)      810,561        (156,493)     (2,679,617)
   Capital gain distributions from mutual funds                               --            --              --              --
   Net unrealized appreciation (depreciation) of investments         (52,731,788)   (3,827,579)      2,000,342      (7,559,066)
                                                                   -------------  ------------    ------------    ------------
      Increase (decrease) in net assets resulting from operations    (82,476,070)      539,269       3,869,968      (8,462,985)
                                                                   -------------  ------------    ------------    ------------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                   23,477,634    26,850,539      15,718,995       2,653,277
   Administrative charges                                               (316,246)     (138,239)        (78,411)        (41,536)
   Net transfers from (to) other sub-accounts or fixed
      rate option                                                    (14,052,391)   67,826,726      34,740,327      (2,514,047)
   Contract Withdrawals                                              (23,381,065)  (14,374,497)     (8,466,039)     (5,914,970)
   Deferred Sales                                                       (566,200)     (223,593)       (150,425)       (102,380)
   Death Benefits                                                     (3,164,171)   (1,896,414)     (1,268,968)       (559,938)
   Annuity Payments                                                      (80,772)      (39,520)        (30,122)        (40,385)
                                                                   -------------  ------------    ------------    ------------
      Increase (decrease) in net assets resulting from principal
         transactions                                                (18,083,211)   78,005,002      40,465,357      (6,519,979)
                                                                   -------------  ------------    ------------    ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (100,559,281)   78,544,271      44,335,325     (14,982,964)

NET ASSETS:
   Beginning of period                                               313,210,908    77,930,219      52,401,299      47,161,192
                                                                   -------------  ------------    ------------    ------------
   End of period                                                   $ 212,651,627  $156,474,490    $ 96,736,624    $ 32,178,228
                                                                   =============  ============    ============    ============

See accompanying notes.

                                    VA I-29

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                     Sub-accounts
                                                                   ------------------------------------------------
                                                                                 Brinson                  Brinson
                                                                     Brinson      Global     Brinson      Growth &
                                                                     Balanced     Income      Growth      Income
                                                                    Portfolio   Portfolio   Portfolio    Portfolio
                                                                   -----------  ---------  -----------  -----------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $        --  $      --  $        --  $        --
   Net realized gain (loss) on investments                                  --         --           --           --
   Capital gain distributions from mutual funds                             --         --           --           --
   Net unrealized appreciation (depreciation) of investments                --         --           --           --
                                                                   -----------  ---------  -----------  -----------
      Increase (decrease) in net assets resulting from operations           --         --           --           --
                                                                   -----------  ---------  -----------  -----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                               --         --           --           --
   Administrative charges                                                   --         --           --           --
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                                --         --           --           --
   Contract withdrawals                                                     --         --           --           --
   Deferred sales                                                           --         --           --           --
   Death benefits                                                           --         --           --           --
   Annuity payments                                                         --         --           --           --
                                                                   -----------  ---------  -----------  -----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                       --         --           --           --
                                                                   -----------  ---------  -----------  -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                  --         --           --           --

NET ASSETS:
   Beginning of period                                                      --         --           --           --
                                                                   -----------  ---------  -----------  -----------
   End of period                                                   $        --  $      --  $        --  $        --
                                                                   ===========  =========  ===========  ===========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $   365,020  $  (5,576) $   974,746  $ 1,650,229
   Net realized gain (loss) on investments                            (455,571)    11,736   (2,144,139)  (2,086,387)
   Capital gain distributions from mutual funds                             --         --           --           --
   Net unrealized appreciation (depreciation) of investments           143,302     (2,556)     628,660      225,652
                                                                   -----------  ---------  -----------  -----------
      Increase (decrease) in net assets resulting from operations       52,751      3,604     (540,733)    (210,506)
                                                                   -----------  ---------  -----------  -----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                        649         --        6,830       73,692
   Administrative charges                                               (2,209)      (551)      (3,086)     (10,424)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                        (1,521,087)  (398,452)  (1,555,626)  (6,025,797)
   Contract Withdrawals                                                (43,955)   (23,483)     (40,331)    (142,948)
   Deferred Sales                                                         (968)      (984)        (377)      (2,698)
   Death Benefits                                                      (41,007)        --      (18,660)    (167,447)
   Annuity Payments                                                         --         --       (5,602)     (13,766)
                                                                   -----------  ---------  -----------  -----------
      Increase (decrease) in net assets resulting from principal
         transactions                                               (1,608,577)  (423,470)  (1,616,852)  (6,289,388)
                                                                   -----------  ---------  -----------  -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (1,555,826)  (419,866)  (2,157,585)  (6,499,894)

NET ASSETS:
   Beginning of period                                               1,555,826    419,866    2,157,585    6,499,894
                                                                   -----------  ---------  -----------  -----------
   End of period                                                   $        --  $      --  $        --  $        --
                                                                   ===========  =========  ===========  ===========

See accompanying notes.

                                    VA I-30

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                    Sub-accounts
                                                                   ---------------------------------------------
                                                                    Brinson               Brinson     Brinson
                                                                     High      Brinson   Strategic    Tactical
                                                                    Income    Small Cap   Income     Allocation
                                                                   Portfolio  Portfolio  Portfolio    Portfolio
                                                                   ---------  ---------  ---------  ------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $      --  $      --  $      --  $   (132,243)
   Net realized gain (loss) on investments                                --         --         --    (2,564,686)
   Capital gain distributions from mutual funds                           --         --         --            --
   Net unrealized appreciation (depreciation) of investments              --         --         --    (4,019,691)
                                                                   ---------  ---------  ---------  ------------
      Increase (decrease) in net assets resulting from operations         --         --         --    (6,716,620)
                                                                   ---------  ---------  ---------  ------------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                             --         --         --        44,678
   Administrative charges                                                 --         --         --       (44,257)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                              --         --         --    (3,584,198)
   Contract withdrawals                                                   --         --         --    (1,636,432)
   Deferred sales                                                         --         --         --       (72,453)
   Death benefits                                                         --         --         --      (531,359)
   Annuity payments                                                       --         --         --        (2,756)
                                                                   ---------  ---------  ---------  ------------
      Increase (decrease) in net assets resulting from principal
         transactions                                                     --         --         --    (5,826,777)
                                                                   ---------  ---------  ---------  ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                --         --         --   (12,543,397)

NET ASSETS:
   Beginning of period                                                    --         --         --    32,002,929
                                                                   ---------  ---------  ---------  ------------
   End of period                                                   $      --  $      --  $      --  $ 19,459,532
                                                                   =========  =========  =========  ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $  37,356  $  (7,319) $  26,373  $  2,573,154
   Net realized gain (loss) on investments                          (316,452)  (122,097)   (79,678)   (1,566,652)
   Capital gain distributions from mutual funds                           --         --         --            --
   Net unrealized appreciation (depreciation) of investments         227,449     41,607     29,294    (6,781,973)
                                                                   ---------  ---------  ---------  ------------
      Increase (decrease) in net assets resulting from operations    (51,647)   (87,809)   (24,011)   (5,775,471)
                                                                   ---------  ---------  ---------  ------------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                       --         --         --       391,204
   Administrative charges                                             (1,096)    (1,053)    (1,450)      (63,042)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                        (630,831)  (631,641)  (737,848)     (994,795)
   Contract Withdrawals                                               (5,243)   (29,074)   (46,377)   (1,475,621)
   Deferred Sales                                                         --       (566)    (1,581)      (37,530)
   Death Benefits                                                         --         --    (23,150)     (581,299)
   Annuity Payments                                                       --         --         --        (7,363)
                                                                   ---------  ---------  ---------  ------------
      Increase (decrease) in net assets resulting from principal
         transactions                                               (637,170)  (662,334)  (810,406)   (2,768,446)
                                                                   ---------  ---------  ---------  ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (688,817)  (750,143)  (834,417)   (8,543,917)

NET ASSETS:
   Beginning of period                                               688,817    750,143    834,417    40,546,846
                                                                   ---------  ---------  ---------  ------------
   End of period                                                   $      --  $      --  $      --  $ 32,002,929
                                                                   =========  =========  =========  ============

See accompanying notes.

                                    VA I-31

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                            Sub-accounts
                                                                   -------------------------------------------------------------
                                                                                                                     Delaware
                                                                     Delaware        Delaware         Delaware      VIP Growth
                                                                   VIP Balanced    VIP Capital        VIP Cash     Opportunities
                                                                      Series     Reserves Series  Reserves Series     Series
                                                                   ------------  ---------------  ---------------  -------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                     $   32,742      $  17,151       $       (2)     $  128,594
   Net realized gain (loss) on investments                            (186,943)         1,679               --        (222,639)
   Capital gain distributions from mutual funds                             --             --               --              --
   Net unrealized appreciation (depreciation) of investments          (172,367)         8,121               --        (247,759)
                                                                    ----------      ---------       ----------      ----------
      Increase (decrease) in net assets resulting from operations     (326,568)        26,951               (2)       (341,804)
                                                                    ----------      ---------       ----------      ----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                               --             --               --              --
   Administrative charges                                               (1,027)          (285)            (368)           (378)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                          (117,932)        40,218          554,443        (144,405)
   Contract withdrawals                                               (299,473)      (287,132)        (102,579)        (42,160)
   Deferred sales                                                           --             --               --             (20)
   Death benefits                                                     (204,827)       (25,750)         (13,407)             --
   Annuity payments                                                         --             --               --          (3,043)
                                                                    ----------      ---------       ----------      ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                 (623,259)      (272,949)         438,089        (190,006)
                                                                    ----------      ---------       ----------      ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            (949,827)      (245,998)         438,087        (531,810)

NET ASSETS:
   Beginning of period                                               2,259,261        578,702          843,011       1,382,143
                                                                    ----------      ---------       ----------      ----------
   End of period                                                    $1,309,434      $ 332,704       $1,281,098      $  850,333
                                                                    ==========      =========       ==========      ==========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                     $   30,299      $  23,886       $   23,219      $  331,107
   Net realized gain (loss) on investments                               6,249            (38)              --           8,669
   Capital gain distributions from mutual funds                             --             --               --              --
   Net unrealized appreciation (depreciation) of investments          (299,400)        12,359               --        (651,812)
                                                                    ----------      ---------       ----------      ----------
      Increase (decrease) in net assets resulting from operations     (262,852)        36,207           23,219        (312,036)
                                                                    ----------      ---------       ----------      ----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                         --             --               --              --
   Administrative charges                                               (1,189)          (219)            (393)           (469)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                           (96,296)        42,872           (3,429)
   Contract Withdrawals                                               (251,997)       (28,653)         (18,093)       (173,036)
   Deferred Sales                                                           --             --                               --
   Death Benefits                                                      (39,885)            --               --         (40,923)
   Annuity Payments                                                         --             --               --              --
                                                                    ----------      ---------       ----------      ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                 (389,367)        14,000          (21,915)       (214,428)
                                                                    ----------      ---------       ----------      ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            (652,219)        50,207            1,304        (526,464)

NET ASSETS:
   Beginning of period                                               2,911,480        528,495          841,707       1,908,607
                                                                    ----------      ---------       ----------      ----------
   End of period                                                    $2,259,261      $ 578,702       $  843,011      $1,382,143
                                                                    ==========      =========       ==========      ==========

See accompanying notes.

                                    VA I-32

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                           Sub-accounts
                                                                   -----------------------------------------------------------
                                                                      Delaware        Delaware        Dreyfus        Dreyfus
                                                                   VIP High Yield  VIP Large Cap   Small Company   Stock Index
                                                                       Series       Value Series  Stock Portfolio   Portfolio
                                                                   --------------  -------------  ---------------  -----------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                       $ 55,368      $    23,788     $  (20,684)    $   (11,494)
   Net realized gain (loss) on investments                             (47,990)        (337,547)       (20,208)       (921,046)
   Capital gain distributions from mutual funds                             --               --             --              --
   Net unrealized appreciation (depreciation) of investments            (4,488)        (953,958)      (384,326)     (2,337,560)
                                                                      --------      -----------     ----------     -----------
      Increase (decrease) in net assets resulting from operations        2,890       (1,267,717)      (425,218)     (3,270,100)
                                                                      --------      -----------     ----------     -----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                               --               --            867          60,547
   Administrative charges                                                 (466)          (3,645)          (930)         (9,717)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                            (5,345)        (404,164)        63,783        (972,648)
   Contract withdrawals                                                (20,633)        (992,803)      (152,277)     (1,267,160)
   Deferred sales                                                           --               --         (5,755)        (27,967)
   Death benefits                                                      (34,765)         (32,131)        (7,574)       (186,940)
   Annuity payments                                                         --           (4,994)            --          (4,852)
                                                                      --------      -----------     ----------     -----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                  (61,209)      (1,437,737)      (101,886)     (2,408,737)
                                                                      --------      -----------     ----------     -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                             (58,319)      (2,705,454)      (527,104)     (5,678,837)

NET ASSETS:
   Beginning of period                                                 624,522        7,206,920      1,986,240      14,695,889
                                                                      --------      -----------     ----------     -----------
   End of period                                                      $566,203      $ 4,501,466     $1,459,136     $ 9,017,052
                                                                      ========      ===========     ==========     ===========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                       $ 46,771      $   (83,793)    $  (25,344)    $    26,070
   Net realized gain (loss) on investments                             (69,159)         116,491         38,869         303,919
   Capital gain distributions from mutual funds                             --               --             --              --
   Net unrealized appreciation (depreciation) of investments            (2,013)        (543,440)       (79,525)     (2,815,221)
                                                                      --------      -----------     ----------     -----------
      Increase (decrease) in net assets resulting from operations      (24,401)        (510,742)       (66,000)     (2,485,232)
                                                                      --------      -----------     ----------     -----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                         --               --          4,558         353,853
   Administrative charges                                                 (519)          (4,166)          (829)        (10,369)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                            99,401          (42,598)       238,907          57,030
   Contract Withdrawals                                                (63,106)      (1,565,657)       (92,935)     (1,154,472)
   Deferred Sales                                                           --               --         (3,859)        (26,335)
   Death Benefits                                                      (20,726)         (78,209)        (2,929)        (48,796)
   Annuity Payments                                                         --           (5,620)            --          (6,111)
                                                                      --------      -----------     ----------     -----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                   15,050       (1,696,250)       142,913        (835,200)
                                                                      --------      -----------     ----------     -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                              (9,351)      (2,206,992)        76,913      (3,320,432)

NET ASSETS:
   Beginning of period                                                 633,873        9,413,912      1,909,327      18,016,321
                                                                      --------      -----------     ----------     -----------
   End of period                                                      $624,522      $ 7,206,920     $1,986,240     $14,695,889
                                                                      ========      ===========     ==========     ===========

See accompanying notes.

                                    VA I-33

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                         Sub-accounts
                                                                   ----------------------------------------------------------
                                                                     Fidelity       Fidelity                       Fidelity
                                                                   Asset Manager   Contrafund       Fidelity      High Income
                                                                     Portfolio      Portfolio   Growth Portfolio   Portfolio
                                                                   -------------  ------------  ----------------  -----------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $   309,492    $   (20,466)    $  (116,669)    $  212,595
   Net realized gain (loss) on investments                          (1,120,867)      (323,140)     (3,078,628)      (297,972)
   Capital gain distributions from mutual funds                             --             --              --             --
   Net unrealized appreciation (depreciation) of investments          (546,663)       (99,032)     (1,058,232)        54,713
                                                                   -----------    -----------     -----------     ----------
      Increase (decrease) in net assets resulting from operations   (1,358,038)      (442,638)     (4,253,529)       (30,664)
                                                                   -----------    -----------     -----------     ----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                           17,536         17,646          54,469          3,254
   Administrative charges                                               (4,888)        (3,241)         (8,700)        (1,138)
   Net transfers from (to) other sub-accounts or fixed
      rate option                                                   (1,384,115)      (107,811)       (394,215)      (272,319)
   Contract withdrawals                                             (1,308,952)      (619,896)     (1,729,230)      (317,647)
   Deferred sales                                                      (38,828)       (26,543)        (45,691)        (9,421)
   Death benefits                                                     (222,442)       (66,529)        (15,243)       (84,163)
   Annuity payments                                                     (3,573)        (1,409)         (3,016)            --
                                                                   -----------    -----------     -----------     ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                               (2,945,262)      (807,783)     (2,141,626)      (681,434)
                                                                   -----------    -----------     -----------     ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (4,303,300)    (1,250,421)     (6,395,155)      (712,098)

NET ASSETS:
   Beginning of period                                              12,739,345      4,700,847      13,247,576      2,464,552
                                                                   -----------    -----------     -----------     ----------
   End of period                                                   $ 8,436,045    $ 3,450,426     $ 6,852,421     $1,752,454
                                                                   ===========    ===========     ===========     ==========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $   514,890    $   119,430     $ 1,056,546     $   536,607
   Net realized gain (loss) on investments                            (356,215)       (76,662)     (2,448,536)     (1,715,936)
   Capital gain distributions from mutual funds                             --             --              --              --
   Net unrealized appreciation (depreciation) of investments          (839,123)      (843,688)     (2,401,358)        677,378
                                                                   -----------    -----------     -----------     -----------
      Increase (decrease) in net assets resulting from operations     (680,448)      (800,920)     (3,793,348)       (501,951)
                                                                   -----------    -----------     -----------     -----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                    174,767         52,735         177,659          10,421
   Administrative charges                                               (4,557)        (2,985)        (10,069)         (1,188)
   Net transfers from (to) other sub-accounts or fixed
      rate option                                                    1,926,825        (95,841)     (1,110,112)        466,746
   Contract Withdrawals                                               (823,272)      (314,807)     (1,600,989)       (483,635)
   Deferred Sales                                                      (24,402)       (10,231)        (36,387)        (18,081)
   Death Benefits                                                      (73,408)       (17,131)        (26,569)         (1,653)
   Annuity Payments                                                     (2,746)        (1,440)         (4,209)             --
                                                                   -----------    -----------     -----------     -----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                1,173,207       (389,700)     (2,610,676)        (27,390)
                                                                   -----------    -----------     -----------     -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                             492,759     (1,190,620)     (6,404,024)       (529,341)

NET ASSETS:
   Beginning of period                                              12,246,586      5,891,467      19,651,600       2,993,893
                                                                   -----------    -----------     -----------     -----------
   End of period                                                   $12,739,345    $ 4,700,847     $13,247,576     $ 2,464,552
                                                                   ===========    ===========     ===========     ===========

See accompanying notes.

                                    VA I-34

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                            Sub-accounts
                                                                   ------------------------------------------------------------
                                                                       Fidelity        Fidelity     Fidelity     Mercury HW
                                                                   Investment Grade  Money Market   Overseas  International VIP
                                                                    Bond Portfolio    Portfolio    Portfolio      Portfolio
                                                                   ----------------  ------------  ---------  -----------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                       $  187,489     $    30,277   $  (3,551)    $   38,666
   Net realized gain (loss) on investments                                70,580              --     (51,283)       (63,499)
   Capital gain distributions from mutual funds                               --              --          --             --
   Net unrealized appreciation (depreciation) of investments             233,943              --     (81,210)      (193,221)
                                                                      ----------     -----------   ---------     ----------
      Increase (decrease) in net assets resulting from operations        492,012          30,277    (136,044)      (218,054)
                                                                      ----------     -----------   ---------     ----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                              4,657          91,297       2,340            796
   Administrative charges                                                 (2,818)         (4,551)       (432)        (3,350)
   Net transfers from (to) other sub-accounts or fixed
      rate option                                                      2,076,788       2,239,335      12,503        (27,012)
   Contract withdrawals                                                 (834,626)     (5,420,052)    (48,880)       (52,383)
   Deferred sales                                                        (18,192)       (153,806)        (85)        (2,769)
   Death benefits                                                        (33,728)             --          --        (72,823)
   Annuity payments                                                       (5,809)             --          --             --
                                                                      ----------     -----------   ---------     ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                  1,186,272      (3,247,777)    (34,554)      (157,541)
                                                                      ----------     -----------   ---------     ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                             1,678,284      (3,217,500)   (170,598)      (375,595)

NET ASSETS:
   Beginning of period                                                 5,159,382      12,278,347     664,582      1,781,205
                                                                      ----------     -----------   ---------     ----------
   End of period                                                      $6,837,666     $ 9,060,847   $ 493,984     $1,405,610
                                                                      ==========     ===========   =========     ==========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                       $  263,389     $   333,126   $  93,907     $   60,456
   Net realized gain (loss) on investments                               251,793              --     (30,131)       (12,735)
   Capital gain distributions from mutual funds                               --              --          --             --
   Net unrealized appreciation (depreciation) of investments             (83,795)             --    (254,779)      (315,046)
                                                                      ----------     -----------   ---------     ----------
      Increase (decrease) in net assets resulting from operations        431,387         333,126    (191,003)      (267,325)
                                                                      ----------     -----------   ---------     ----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                      141,577         193,481       4,589         20,332
   Administrative charges                                                 (2,604)         (4,577)       (463)        (3,245)
   Net transfers from (to) other sub-accounts or fixed
      rate option                                                        886,099       1,394,378      11,512      1,204,719
   Contract Withdrawals                                                 (696,272)     (1,913,716)    (54,979)       (62,498)
   Deferred Sales                                                        (20,319)        (43,180)       (710)        (3,033)
   Death Benefits                                                        (78,231)       (402,279)     (1,439)       (28,127)
   Annuity Payments                                                       (5,730)             --          --             --
                                                                      ----------     -----------   ---------     ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                    224,520        (775,893)    (41,490)     1,128,148
                                                                      ----------     -----------   ---------     ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                               655,907        (442,767)   (232,493)       860,823

NET ASSETS:
   Beginning of period                                                 4,503,475      12,721,114     897,075        920,382
                                                                      ----------     -----------   ---------     ----------
   End of period                                                      $5,159,382     $12,278,347   $ 664,582     $1,781,205
                                                                      ==========     ===========   =========     ==========

See accompanying notes.

                                    VA I-35

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                  Sub-accounts
                                                                   -------------------------------------------
                                                                    Mercury    Merrill     Merrill     Merrill
                                                                     HW Low     Lynch       Lynch       Lynch
                                                                    Duration   American     Basic      Capital
                                                                      VIP      Balanced   Value V.I.    Focus
                                                                   Portfolio  V.I. Fund     Fund        Fund
                                                                   ---------  ---------  -----------  --------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $      --  $     154  $    (3,478) $     --
   Net realized gain (loss) on investments                                --         (3)    (194,261)       --
   Capital gain distributions from mutual funds                           --         --       53,075        --
   Net unrealized appreciation (depreciation) of investments              --     (1,847)  (1,492,472)       --
                                                                   ---------  ---------  -----------  --------
      Increase (decrease) in net assets resulting from operations         --     (1,696)  (1,637,136)       --
                                                                   ---------  ---------  -----------  --------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                             --         --        4,180        --
   Administrative charges                                                 --        (17)     (14,084)       --
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                              --                (330,652)       --
   Contract withdrawals                                                   --         --     (325,367)       --
   Deferred sales                                                         --         --      (11,576)       --
   Death benefits                                                         --         --     (729,340)       --
   Annuity payments                                                       --         --           --        --
                                                                   ---------  ---------  -----------  --------
      Increase (decrease) in net assets resulting from principal
         transactions                                                     --        (17)  (1,406,839)       --
                                                                   ---------  ---------  -----------  --------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                --     (1,713)  (3,043,975)       --

NET ASSETS:
   Beginning of period                                                    --     11,415    9,559,829        --
                                                                   ---------  ---------  -----------  --------
   End of period                                                   $      --  $   9,702  $ 6,515,854  $     --
                                                                   =========  =========  ===========  ========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $   4,010  $     204  $   428,576  $     38
   Net realized gain (loss) on investments                             6,103         (4)    (118,675)      414
   Capital gain distributions from mutual funds                           --         --           --        --
   Net unrealized appreciation (depreciation) of investments          (1,692)      (562)     (97,803)     (935)
                                                                   ---------  ---------  -----------  --------
      Increase (decrease) in net assets resulting from operations      8,421       (362)     212,098      (483)
                                                                   ---------  ---------  -----------  --------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                       --         --       22,808        --
   Administrative charges                                               (102)       (16)     (17,909)       (1)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                        (315,727)    11,793      533,850   (11,812)
   Contract Withdrawals                                              (65,303)               (284,655)       --
   Deferred Sales                                                         --         --       (8,228)       --
   Death Benefits                                                         --         --     (273,469)       --
   Annuity Payments                                                       --         --           --        --
                                                                   ---------  ---------  -----------  --------
      Increase (decrease) in net assets resulting from principal
         transactions                                               (381,132)    11,777      (27,603)  (11,813)
                                                                   ---------  ---------  -----------  --------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (372,711)    11,415      184,495   (12,296)

NET ASSETS:
   Beginning of period                                               372,711         --    9,375,334    12,296
                                                                   ---------  ---------  -----------  --------
   End of period                                                   $      --  $  11,415  $ 9,559,829  $     --
                                                                   =========  =========  ===========  ========

See accompanying notes.

                                    VA I-36

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                   Sub-accounts
                                                                   --------------------------------------------
                                                                    Merrill    Merrill     Merrill
                                                                     Lynch      Lynch       Lynch      Merrill
                                                                     Core    Developing   Domestic      Lynch
                                                                     Bond      Capital      Money      Global
                                                                     V.I.      Markets     Market    Allocation
                                                                     Fund     V.I. Fund   V.I. Fund   V.I. Fund
                                                                   --------  ----------  ----------  ----------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                    $ 19,808   $ (1,490)  $      900  $    8,806
   Net realized gain (loss) on investments                             (863)    (1,313)          --    (163,456)
   Capital gain distributions from mutual funds                          --         --           --          --
   Net unrealized appreciation (depreciation) of investments         27,006    (13,993)          --     107,602
                                                                   --------   --------   ----------  ----------
      Increase (decrease) in net assets resulting from operations    45,951    (16,796)         900     (47,048)
                                                                   --------   --------   ----------  ----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                            --         --           25         500
   Administrative charges                                              (628)      (197)      (2,337)     (1,043)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                        (78,775)    (4,131)     140,648    (155,694)
   Contract withdrawals                                              (8,206)      (921)    (118,299)   (167,169)
   Deferred sales                                                        --         (1)      (3,349)     (9,274)
   Death benefits                                                        --         --     (149,810)    (34,334)
   Annuity payments                                                      --         --           --          --
                                                                   --------   --------   ----------  ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                               (87,609)    (5,250)    (133,122)   (367,014)
                                                                   --------   --------   ----------  ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (41,658)   (22,046)    (132,222)   (414,062)

NET ASSETS:
   Beginning of period                                              636,395    150,185    1,425,084     914,983
                                                                   --------   --------   ----------  ----------
   End of period                                                   $594,737   $128,139   $1,292,862  $  500,921
                                                                   ========   ========   ==========  ==========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                    $ 27,501   $   (711)  $   33,621  $      293
   Net realized gain (loss) on investments                           (3,841)    (1,943)          --     (40,628)
   Capital gain distributions from mutual funds                          --         --           --          --
   Net unrealized appreciation (depreciation) of investments          9,557      2,307           --     (66,327)
                                                                   --------   --------   ----------  ----------
      Increase (decrease) in net assets resulting from operations    33,217       (347)      33,621    (106,662)
                                                                   --------   --------   ----------  ----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                      --      1,598       10,897         596
   Administrative charges                                              (654)      (202)      (2,290)     (1,339)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                        (26,796)    (7,722)    (147,291)    (94,888)
   Contract Withdrawals                                             (13,508)      (423)      31,261     (11,401)
   Deferred Sales                                                      (515)        --       (4,862)       (268)
   Death Benefits                                                   (24,866)    (3,630)          --          --
   Annuity Payments                                                      --         --           --          --
                                                                   --------   --------   ----------  ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                               (66,339)   (10,379)    (112,285)   (107,300)
                                                                   --------   --------   ----------  ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                          (33,122)   (10,726)     (78,664)   (213,962)

NET ASSETS:
   Beginning of period                                              669,517    160,911    1,503,748   1,128,945
                                                                   --------   --------   ----------  ----------
   End of period                                                   $636,395   $150,185   $1,425,084  $  914,983
                                                                   ========   ========   ==========  ==========

See accompanying notes.

                                    VA I-37

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                            Sub-accounts
                                                                   --------------------------------------------------------------
                                                                                                    Merrill Lynch
                                                                   Merrill Lynch    Merrill Lynch   International   Merrill Lynch
                                                                   Global Growth    High Current     Equity Focus  Large Cap Core
                                                                     V.I. Fund    Income V.I. Fund      Fund          V.I. Fund
                                                                   -------------  ----------------  -------------  --------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                     $   (8,942)       $ 52,769       $        --     $   (8,617)
   Net realized gain (loss) on investments                             (44,952)        (30,353)               --        (92,307)
   Capital gain distributions from mutual funds                             --              --                --             --
   Net unrealized appreciation (depreciation) of investments          (190,824)        (40,084)               --       (185,862)
                                                                    ----------        --------       -----------     ----------
      Increase (decrease) in net assets resulting from operations     (244,718)        (17,668)               --       (286,786)
                                                                    ----------        --------       -----------     ----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                            1,861              --                --             --
   Administrative charges                                                 (478)           (800)               --         (2,736)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                             1,458         (21,167)               --         98,963
   Contract withdrawals                                                (14,970)        (26,138)               --        (69,999)
   Deferred sales                                                         (560)           (595)               --         (1,846)
   Death benefits                                                      (16,083)         (7,702)               --        (38,104)
   Annuity payments                                                         --              --                --             --
                                                                    ----------        --------       -----------     ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                  (28,772)        (56,402)               --        (13,722)
                                                                    ----------        --------       -----------     ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            (273,490)        (74,070)               --       (300,508)

NET ASSETS:
   Beginning of period                                                 859,428         653,097                --      1,572,720
                                                                    ----------        --------       -----------     ----------
   End of period                                                    $  585,938        $579,027       $        --     $1,272,212
                                                                    ==========        ========       ===========     ==========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                     $   (4,493)       $ 61,333       $    12,978     $  (11,102)
   Net realized gain (loss) on investments                             (60,302)        (24,193)         (199,112)      (159,291)
   Capital gain distributions from mutual funds                             --              --                --             --
   Net unrealized appreciation (depreciation) of investments          (217,752)        (17,331)           69,715         (5,070)
                                                                    ----------        --------       -----------     ----------
      Increase (decrease) in net assets resulting from operations     (282,547)         19,809          (116,419)      (175,463)
                                                                    ----------        --------       -----------     ----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                     53,998          32,702             1,800             --
   Administrative charges                                               (1,492)           (911)             (633)        (3,054)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                           (15,607)        (16,946)       (1,127,519)       115,920
   Contract Withdrawals                                                (13,947)        (10,896)           (8,412)      (218,038)
   Deferred Sales                                                         (204)           (108)             (507)       (11,836)
   Death Benefits                                                      (11,846)        (38,746)           (4,068)        (3,913)
   Annuity Payments                                                         --              --                --             --
                                                                    ----------        --------       -----------     ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                   10,902         (34,905)       (1,139,339)      (120,921)
                                                                    ----------        --------       -----------     ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            (271,645)        (15,096)       (1,255,758)      (296,384)

NET ASSETS:
   Beginning of period                                               1,131,073         668,193         1,255,758      1,869,104
                                                                    ----------        --------       -----------     ----------
   End of period                                                    $  859,428        $653,097       $        --     $1,572,720
                                                                    ==========        ========       ===========     ==========

See accompanying notes.

                                    VA I-38

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                             Sub-accounts
                                                                   -----------------------------------------------------------------
                                                                                      Merrill Lynch                    Merrill Lynch
                                                                     Merrill Lynch       Natural       Merrill Lynch   Utilities and
                                                                      Large Cap      Resources Focus  Small Cap Value   Telecom V.I.
                                                                   Growth V.I. Fund        Fund          V.I. Fund          Fund
                                                                   ----------------  ---------------  ---------------  -------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                        $  (9,303)        $   (186)       $   (2,826)     $   12,993
   Net realized gain (loss) on investments                               (11,278)          13,268           (34,151)       (314,011)
   Capital gain distributions from mutual funds                               --               --            87,986          16,825
   Net unrealized appreciation (depreciation) of investments            (161,141)          (7,853)         (726,319)        107,427
                                                                       ---------         --------        ----------      ----------
      Increase (decrease) in net assets resulting from operations       (181,722)           5,229          (675,310)       (176,766)
                                                                       ---------         --------        ----------      ----------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                              1,861               --               800           1,501
   Administrative charges                                                 (1,082)             (36)           (4,531)         (1,042)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                             106,954          (44,010)          176,751        (129,586)
   Contract withdrawals                                                   (4,999)              --           (35,640)        (23,303)
   Deferred sales                                                            (90)              --            (1,207)           (884)
   Death benefits                                                            570               --           (41,504)       (133,757)
   Annuity payments                                                           --               --                --              --
                                                                       ---------         --------        ----------      ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                    103,214          (44,046)           94,669        (287,071)
                                                                       ---------         --------        ----------      ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                               (78,508)         (38,817)         (580,641)       (463,837)

NET ASSETS:
   Beginning of period                                                   711,649           38,817         2,516,295         896,467
                                                                       ---------         --------        ----------      ----------
   End of period                                                       $ 633,141         $     --        $1,935,654      $  432,630
                                                                       =========         ========        ==========      ==========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                        $ (10,024)        $   (554)       $  141,899      $   56,073
   Net realized gain (loss) on investments                               (52,261)           4,265            68,124        (162,663)
   Capital gain distributions from mutual funds                               --               --                --              --
   Net unrealized appreciation (depreciation) of investments             (21,729)          (9,018)          342,585         (60,827)
                                                                       ---------         --------        ----------      ----------
      Increase (decrease) in net assets resulting from operations        (84,014)          (5,307)          552,608        (167,417)
                                                                       ---------         --------        ----------      ----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                           --               --            43,750           1,952
   Administrative charges                                                 (1,139)            (103)           (4,743)         (1,708)
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                              51,101          (11,719)            6,338        (157,848)
   Contract Withdrawals                                                  (12,013)              --           (39,888)        (17,902)
   Deferred Sales                                                             --                             (1,084)           (568)
   Death Benefits                                                             --               --           (24,614)         (2,955)
   Annuity Payments                                                           --               --                --              --
                                                                       ---------         --------        ----------      ----------
      Increase (decrease) in net assets resulting from principal
         transactions                                                     37,949          (11,822)          (20,241)       (179,029)
                                                                       ---------         --------        ----------      ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                               (46,065)         (17,129)          532,367        (346,446)

NET ASSETS:
   Beginning of period                                                   757,714           55,946         1,983,928       1,242,913
                                                                       ---------         --------        ----------      ----------
   End of period                                                       $ 711,649         $ 38,817        $2,516,295      $  896,467
                                                                       =========         ========        ==========      ==========

See accompanying notes.

                                    VA I-39

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                           Sub-accounts
                                                                    ----------------------------------------------------------
                                                                    UIF Core Plus
                                                                     Fixed Income     UIF Equity     UIF Technology  UIF Value
                                                                      Portfolio    Growth Portfolio     Portfolio    Portfolio
                                                                    -------------  ----------------  --------------  ---------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                        $ 1,322         $    (77)        $    (63)     $    18
   Net realized gain (loss) on investments                                 (67)            (328)              (2)          (3)
   Capital gain distributions from mutual funds                            220               --               --           --
   Net unrealized appreciation (depreciation) of investments             1,141          (12,155)         (10,721)        (723)
                                                                       -------         --------         --------      -------
      Increase (decrease) in net assets resulting from operations        2,616          (12,560)         (10,786)        (708)
                                                                       -------         --------         --------      -------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                               --               --               --           --
   Administrative charges                                                   --               --               --           --
   Net transfers from (to) other sub-accounts or fixed rate option          24             (668)             (54)        (465)
   Contract withdrawals                                                     --               --               --           --
   Deferred sales                                                           --               --               --           --
   Death benefits                                                           --               --               --           --
   Annuity payments                                                     (2,749)          (2,410)            (878)        (322)
                                                                       -------         --------         --------      -------
      Increase (decrease) in net assets resulting from principal
         transactions                                                   (2,725)          (3,078)            (932)        (787)
                                                                       -------         --------         --------      -------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                (109)         (15,638)         (11,718)      (1,495)

NET ASSETS:
   Beginning of period                                                  43,086           47,435           22,301        5,332
                                                                       -------         --------         --------      -------
   End of period                                                       $42,977         $ 31,797         $ 10,583      $ 3,837
                                                                       =======         ========         ========      =======

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                        $ 2,327         $    (58)        $    (31)     $   121
   Net realized gain (loss) on investments                                 (82)             167              255            1
   Capital gain distributions from mutual funds                             --               --               --           --
   Net unrealized appreciation (depreciation) of investments            (2,405)           2,856            3,041          (57)
                                                                       -------         --------         --------      -------
      Increase (decrease) in net assets resulting from operations         (160)           2,965            3,265           65
                                                                       -------         --------         --------      -------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                         --               --               --           --
   Administrative charges                                                   --               --               --           --
   Net transfers from (to) other sub-accounts or fixed rate option      43,720           44,992           19,296        5,302
   Contract Withdrawals
   Deferred Sales                                                           --               --               --           --
   Death Benefits                                                           --               --               --           --
   Annuity Payments                                                       (474)            (522)            (260)         (35)
                                                                       -------         --------         --------      -------
      Increase (decrease) in net assets resulting from principal
         transactions                                                   43,246           44,470           19,036        5,267
                                                                       -------         --------         --------      -------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                              43,086           47,435           22,301        5,332

NET ASSETS:
   Beginning of period                                                      --               --               --           --
                                                                       -------         --------         --------      -------
   End of period                                                       $43,086         $ 47,435         $ 22,301      $ 5,332
                                                                       =======         ========         ========      =======

See accompanying notes.

                                    VA I-40

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                        Sub-accounts
                                                                    -----------------------------------------------------
                                                                      Van Eck                                  Vanguard
                                                                      Worldwide      Van Eck       Vanguard  LifeStrategy
                                                                      Emerging    Worldwide Hard  500 Index  Conservative
                                                                    Markets Fund    Assets Fund      Fund     Growth Fund
                                                                    ------------  --------------  ---------  ------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                      $  (6,010)      $ (1,056)     $    83     $   585
   Net realized gain (loss) on investments                             (45,347)        (3,684)          --        (115)
   Capital gain distributions from mutual funds                             --             --           --          --
   Net unrealized appreciation (depreciation) of investments            27,915         (3,312)      (1,780)     (1,459)
                                                                     ---------       --------      -------     -------
      Increase (decrease) in net assets resulting from operations      (23,442)        (8,052)      (1,697)       (989)
                                                                     ---------       --------      -------     -------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                            4,957          1,945           --          --
   Administrative charges                                                 (460)           (97)          --          --
   Net transfers from (to) other sub-accounts or fixed rate option     184,755         25,580        8,906      35,109
   Contract withdrawals                                                (79,615)       (33,109)          --          --
   Deferred sales                                                         (774)          (103)          --          --
   Death benefits                                                           --             --           --          --
   Annuity payments                                                         --             --         (380)     (2,027)
                                                                     ---------       --------      -------     -------
      Increase (decrease) in net assets resulting from principal
         transactions                                                  108,863         (5,784)       8,526      33,082
                                                                     ---------       --------      -------     -------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                              85,421        (13,836)       6,829      32,093

NET ASSETS:
   Beginning of period                                                 457,167        206,322           --          --
                                                                     ---------       --------      -------     -------
   End of period                                                     $ 542,588       $192,486      $ 6,829     $32,093
                                                                     =========       ========      =======     =======

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                      $  (6,928)      $   (395)     $    --     $    --
   Net realized gain (loss) on investments                            (148,709)         1,269           --          --
   Capital gain distributions from mutual funds                             --             --           --          --
   Net unrealized appreciation (depreciation) of investments           128,470        (30,852)          --          --
                                                                     ---------       --------      -------     -------
      Increase (decrease) in net assets resulting from operations      (27,167)       (29,978)          --          --
                                                                     ---------       --------      -------     -------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                      3,309          2,417           --          --
   Administrative charges                                                 (349)          (107)          --          --
   Net transfers from (to) other sub-accounts or fixed rate option     (74,182)       (18,314)          --          --
   Contract Withdrawals                                                (13,653)        (4,046)          --          --
   Deferred Sales                                                           (4)           (23)          --          --
   Death Benefits                                                       (4,933)        (1,663)          --          --
   Annuity Payments                                                         --             --           --          --
                                                                     ---------       --------      -------     -------
      Increase (decrease) in net assets resulting from principal
         transactions                                                  (89,812)       (21,736)          --          --
                                                                     ---------       --------      -------     -------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            (116,979)       (51,714)          --          --

NET ASSETS:
   Beginning of period                                                 574,146        258,036           --          --
                                                                     ---------       --------      -------     -------
   End of period                                                     $ 457,167       $206,322      $    --     $    --
                                                                     =========       ========      =======     =======

See accompanying notes.

                                    VA I-41

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                                      Sub-accounts
                                                                   -------------------------------------------------
                                                                     Vanguard      Vanguard    Vanguard   Vanguard
                                                                   LifeStrategy  LifeStrategy  Primecap  Prime Money
                                                                   Growth Fund   Income Fund     Fund    Market Fund
                                                                   ------------  ------------  --------  -----------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                      $   159       $   504      $   19     $   27
   Net realized gain (loss) on investments                                --           (18)         --         --
   Capital gain distributions from mutual funds                           --            --          --         --
   Net unrealized appreciation (depreciation) of investments          (1,309)         (500)       (639)        --
                                                                     -------       -------      ------     ------
      Increase (decrease) in net assets resulting from operations     (1,150)          (14)       (620)        27
                                                                     -------       -------      ------     ------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                             --            --          --         --
   Administrative charges                                                 --            --          --         --
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                          13,423        21,560       2,972      5,997
   Contract withdrawals                                                   --            --          --         --
   Deferred sales                                                         --            --          --         --
   Death benefits                                                         --            --          --         --
   Annuity payments                                                     (757)       (1,258)       (122)      (303)
                                                                     -------       -------      ------     ------
      Increase (decrease) in net assets resulting from principal
         transactions                                                 12,666        20,302       2,850      5,694
                                                                     -------       -------      ------     ------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            11,516        20,288       2,230      5,721

NET ASSETS:
   Beginning of period                                                    --            --          --         --
                                                                     -------       -------      ------     ------
   End of period                                                     $11,516       $20,288      $2,230     $5,721
                                                                     =======       =======      ======     ======

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                      $    --       $    --      $   --     $   --
   Net realized gain (loss) on investments                                --            --          --         --
   Capital gain distributions from mutual funds                           --            --          --         --
   Net unrealized appreciation (depreciation) of investments              --            --          --         --
                                                                     -------       -------      ------     ------
      Increase (decrease) in net assets resulting from operations         --            --          --         --
                                                                     -------       -------      ------     ------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                       --            --          --         --
   Administrative charges                                                 --            --          --         --
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                                                        --         --
   Contract Withdrawals                                                                             --         --
   Deferred Sales                                                         --            --          --         --
   Death Benefits                                                         --            --          --         --
   Annuity Payments                                                       --            --          --         --
                                                                     -------       -------      ------     ------
      Increase (decrease) in net assets resulting from principal
         transactions                                                     --            --          --         --
                                                                     -------       -------      ------     ------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                --            --          --         --

NET ASSETS:
   Beginning of period                                                    --            --          --         --
                                                                     -------       -------      ------     ------
   End of period                                                     $    --       $    --      $   --     $   --
                                                                     =======       =======      ======     ======

See accompanying notes.

                                    VA I-42

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT I

                                                                               Sub-accounts
                                                                   -------------------------------------
                                                                    Vanguard     Vanguard
                                                                   U.S. Growth  Wellington    Vanguard
                                                                      Fund         Fund     Windsor Fund
                                                                   -----------  ----------  ------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                      $    13      $   60      $   29
   Net realized gain (loss) on investments                                --          --          --
   Capital gain distributions from mutual funds                           --          --          --
   Net unrealized appreciation (depreciation) of investments          (1,436)       (348)       (639)
                                                                     -------      ------      ------
      Increase (decrease) in net assets resulting from operations     (1,423)       (288)       (610)
                                                                     -------      ------      ------

PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                             --          --          --
   Administrative charges                                                 --          --          --
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                           5,896       2,999       2,993
   Contract withdrawals                                                   --          --          --
   Deferred sales                                                         --          --          --
   Death benefits                                                         --          --          --
   Annuity payments                                                     (243)       (138)       (125)
                                                                     -------      ------      ------
      Increase (decrease) in net assets resulting from principal
         transactions                                                  5,653       2,861       2,868
                                                                     -------      ------      ------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                             4,230       2,573       2,258

NET ASSETS:
   Beginning of period                                                    --          --          --
                                                                     -------      ------      ------
   End of period                                                     $ 4,230      $2,573      $2,258
                                                                     =======      ======      ======

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                      $    --      $   --      $   --
   Net realized gain (loss) on investments                                --          --          --
   Capital gain distributions from mutual funds                           --          --          --
   Net unrealized appreciation (depreciation) of investments              --          --          --
                                                                     -------      ------      ------
      Increase (decrease) in net assets resulting from operations         --          --          --
                                                                     -------      ------      ------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                       --          --          --
   Administrative charges                                                 --          --          --
   Net transfers from (to) other sub-accounts or fixed rate
      option                                                              --          --          --
   Contract Withdrawals                                                   --          --          --
   Deferred Sales                                                         --          --          --
   Death Benefits                                                         --          --          --
   Annuity Payments                                                       --          --          --
                                                                     -------      ------      ------
      Increase (decrease) in net assets resulting from principal
         transactions                                                     --          --          --
                                                                     -------      ------      ------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                --          --          --

NET ASSETS:
   Beginning of period                                                    --          --          --
                                                                     -------      ------      ------
   End of period                                                     $    --      $   --      $   --
                                                                     =======      ======      ======

See accompanying notes.

                                    VA I-43

                           AIG LIFE INSURANCE COMPANY
                                   (AIG LIFE)
                               VARIABLE ACCOUNT I

                          NOTES TO FINANCIAL STATEMENTS

Note A - Organization

Variable Account I (the "Separate Account") was established by AIG Life Insurance Company (the "Company") to fund individual single purchase payment deferred variable annuity contracts, individual flexible premium deferred variable annuity contracts and group flexible premium deferred variable annuity contracts (the "contracts") issued by the Company. The following products are offered by the Separate Account: Profile, Ovation, Ovation Plus, Ovation Access, Ovation Advisor, Trilogy, Paradigm and Retirement Gold. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Account invests in shares of AIM Variable Insurance Fund ("AIM Fund"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Alliance Variable Products Series Fund B, Inc. ("Alliance B"), American Funds Distributors , Inc. ("American Fund"), Brinson Series Trust ("Brinson Trust" formerly Mitchell Hutchins Trust, "Mitchell Hutchins Series Trust"), Delaware Group Premium Fund, Inc. (VIP) ("Delaware Fund"), Dreyfus Variable Investment Fund ("Dreyfus Fund"), Fidelity Variable Insurance Products Fund ("Fidelity Fund"), Franklin Templeton Investments, ("Franklin Templeton Fund"), Liberty Financial Funds ("Liberty Fund"), Mercury HW Variable Trust ("Mercury HW Trust", formerly Hotchkis & Wiley Variable Trust, "Hotchkis & Wiley Trust"), Merrill Lynch Variable Series Funds ("Merrill Lynch Fund"), MFS Investment Management ("MFS Fund"), Oppenheimer Funds Distributor, Inc. ("Oppenheimer Fund"), Putnam Investments ("Putnam Fund"), The Universal Institutional Funds ("The UIF Fund"), Van Eck Worldwide Insurance Trust ("Van Eck Trust"), Vanguard Group ("Vanguard Fund")and Vanguard Variable Insurance Funds ("Vanguard VI Fund"). The assets in the contracts may be invested in the following sub-accounts:

AIM Fund:                                                    Delaware Fund:
     Capital Appreciation Fund                                    Balanced Series
     International Growth Fund                                    Capital Reserves Series
                                                                  Cash Reserves Series
Alliance:                                                         Growth Opportunities Series
     AllianceBernstein International Value Portfolio              High Yield Series
     AllianceBernstein Real Estate Investment Portfolio **        Large Cap Value Series
     AllianceBernstein Small Cap Value Portfolio
     AllianceBernstein Utility Income Portfolio **           Dreyfus Fund:
     Americas Government Income Portfolio                         Small Company Stock Portfolio
     Global Bond Portfolio                                        Stock Index Portfolio
     Global Dollar Government Portfolio
     Growth Portfolio                                        Fidelity Fund:
     Growth & Income Portfolio                                    Asset Manager Portfolio
     High Yield Portfolio                                         Contrafund Portfolio
     International Portfolio                                      Growth Portfolio
     Money Market Portfolio                                       High Income Portfolio
     Premier Growth Portfolio                                     Investment Grade Bond Portfolio
     Quasar Portfolio                                             Money Market Portfolio
     Technology Portfolio                                         Overseas Portfolio
     Total Return Portfolio
     U.S. Government/High Grade Securities Portfolio         Franklin Templeton Fund:
     Worldwide Privatization Portfolio                            Foreign Fund
                                                                  Gold and Precious Metals Fund
Alliance B:                                                       Mutual Financial Services Fund
     Bernstein Value Portfolio
     Growth Portfolio                                        Liberty Fund:
     Growth & Income Portfolio                                    High Yield Securities Fund
     Money Market Portfolio                                       Newport Tiger Fund
     Premier Growth Portfolio
     Technology Portfolio                                    Mercury HW Trust:
     U.S. Government/High Grade Securities Portfolio              International VIP Portfolio *

American Fund:                                               Merrill Lynch Fund:
     AMCAP Fund                                                   American Balanced V.I. Fund *
     Bond Fund of America                                         Basic Value V.I. Fund
     Capital World Growth and Income Fund                         Capital Focus Fund *
     EuroPacific Growth Fund                                      Core Bond V.I. Fund
     Investment Company of America                                Developing Capital Markets V.I. Fund
     New Economy Fund                                             Domestic Money Market V.I. Fund
     SMALLCAP World Fund                                          Global Allocation V.I. Fund
     Washington Mutual Investors Fund                             Global Growth V.I. Fund
                                                                  High Current Income V.I. Fund
Brinson Trust:                                                    International Equity Focus Fund *
     Tactical Allocation Portfolio                                Large Cap Core V.I. Fund
                                                                  Large Cap Growth V.I. Fund
                                                                  Natural Resources Focus Fund

                                    VA I-44

                           AIG LIFE INSURANCE COMPANY
                                   (AIG LIFE)
                               VARIABLE ACCOUNT I

                    NOTES TO FINANCIAL STATEMENTS (continued)

Merrill Lynch Fund: (Continued)                              Vanguard Fund:
     Small Cap Value V.I. Fund                                    500 Index Fund
     Utilities and Telecom V.I. Fund                              International Growth Fund
                                                                  LifeStrategy Conservative Growth Fund
MFS Fund:                                                         LifeStrategy Growth Fund
     Emerging Growth Series                                       LifeStrategy Income Fund
     New Discovery Series                                         LifeStrategy Moderate Growth Fund
     Research Series                                              Primecap Fund
                                                                  Prime Money Market Fund
Oppenheimer Fund:                                                 Small Cap Growth Index Fund
     Centennial Money Market Fund                                 Small Cap Value Index Fund
     International Bond Fund                                      Total Bond Market Index Fund
     Strategic Income Fund                                        U.S. Growth Fund
                                                                  Wellington Fund
                                                                  Windsor Fund
Putnam Fund:
     Health and Science Fund - Class A
     International Voyager Fund - Class A                    Vanguard VI Fund:
     The Putnam Fund for Growth and Income - Class A              Balanced Portfolio
     Voyager Fund - Class A                                       Diversified Value Portfolio
     Voyager Fund  II  - Class A                                  Equity Income Portfolio
                                                                  Equity Index Portfolio
The UIF Fund:                                                     Growth Portfolio
     Core Plus Fixed Income Portfolio                             High Yield Bond Portfolio
     Equity Growth Portfolio                                      International Portfolio
     International Magnum Portfolio                               MidCap Index Portfolio
     Mid Cap Growth Portfolio                                     Money Market Portfolio
     Money Market Portfolio                                       REIT Index Portfolio
     Technology Portfolio                                         Short Term Corporate Portfolio
     Value Portfolio                                              Small Company Growth Portfolio
                                                                  Total Bond Market Index Portfolio

Van Eck Trust:
     Worldwide Emerging Markets Fund
     Worldwide Hard Assets Fund

* On 05/01/01 the Merrill Lynch Capital Focus Fund merged with the Merrill Lynch American Balanced Focus Fund. The Merrill Lynch International Equity Focus Fund merged with the Mercury HW International VIP Portfolio.

** On 10/26/01 the Alliance Real Estate Investment Portfolio merged with the Bernstein Real Estate Investment Portfolio. The Alliance Utility Income Portfolio merged with the Bernstein Utility Income Portfolio.

In addition to the sub-accounts listed above, contract owners may allocate funds to a fixed account that is part of the Company's general account. Contract owners should refer to the appropriate contract prospectus for a complete description of the available funds and the fixed account. Net purchases from the contracts are allocated to the sub-accounts and invested in the funds in accordance with contract owner instructions. The purchases are recorded as principal transactions in the Statements of Changes in Net Assets.

Note B - Summary of Significant Accounting Policies and Basis of Presentation

The accompanying financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). A summary of the significant accounting policies followed by the Separate Account and the methods of applying those principles is presented below.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

                                    VA I-45

                           AIG LIFE INSURANCE COMPANY
                                   (AIG LIFE)
                               VARIABLE ACCOUNT I

                    NOTES TO FINANCIAL STATEMENTS (continued)

Security Valuation - The investment in share of mutual funds are stated at the net asset value as determined by the Funds, which value their securities at fair value.

Security transactions and related investment income - Security transactions are accounted for on the trade date. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt. Realized gains and losses from security transactions are determined on the basis of identified cost.

The presentation of capital gain distributions in the 2002 Statements of Changes in Net Assets differs from the 2001 statements. The distributions are presented as a separate line item in 2002 but were included as a component of net investment income in 2001.

Annuity reserves - For contract owners who select a variable payout option, reserves are initially established based on estimated mortality (where applicable) and other assumptions, including provisions for the risk of adverse deviation from assumptions. The assumed interest rate used to determine annuity payments is 3.5% for all contracts except "deferred load" contracts and contracts issued prior to January 1, 1982, which have an assumed interest rate of 3.0%.

At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, the Company makes payments to the Separate Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Separate Account to the Company.

Annuity reserves are calculated according to either the Progressive Annuity Table or the Annuity 2000 Mortality Table, depending on the calendar year of annuitization.

Federal Income Taxes - The Company is taxed as a life insurance company under the Internal Revenue Code and includes the Separate Account in determining its federal income tax liability. As a result, the Separate Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Separate Account are not taxable. Therefore, no federal income tax provision has been made.

Note C - Contract Charges

Daily charges for mortality and expense risks assumed by the Company are assessed through the daily unit value calculation and are equivalent, on an annual basis, to a maximum of 1.25% of the value of the contracts. Currently the annual mortality and expense charge for Retirement Gold is .75% of the value of the contracts.

Daily charges for mortality and expense risks assumed by the Company on all contracts issued under the Ovation Access product are assessed through the daily unit value calculation and are equivalent, on an annual basis, to 0.19% of the value of the contracts.

Daily charges for administrative expenses are assessed through the daily unit value calculation and are equivalent, on an annual basis, to 0.15% of the value of the contracts. In addition, an annual administrative expense charge of $30 may be assessed against each contract on its anniversary date by surrendering units.

Daily charges for distribution expenses are assessed on all contracts issued under the Ovation Plus product and are equivalent, on an annual basis, to 0.20% of the value of the contracts. These charges are included as part of the administrative charges line of the Statement of Changes in Net Assets.

Daily charges for the Accidental Death Benefit (ADB) option are assessed through the daily unit value calculation on all contracts that have elected this option and are equivalent, on an annual basis, to 0.05% of the value of the contracts. These charges are included as part of the mortality and expense risk fees line of the Statement of Operations.

Daily charges for the Annual Ratchet Plan option are assessed on all contracts that have elected this option and are equivalent, on an annual basis, to 0.10% of the value of the contracts. These charges are included as part of the administrative charges line of the Statement of Changes in Net Assets.

Daily charges for the Annual Ratchet Plan option are assessed on all contracts under the Ovation Access product that have elected this option and are equivalent, on an annual basis, to 0.25% of the value of the contracts. These charges are included as part of the administrative charges line of the Statement of Changes in Net Assets.

Daily charges for the Equity Assurance Plan option are assessed on all contracts that have elected this option and are equivalent, on an annual basis, to a maximum 0.20% of the value of the contracts. These charges are included as part of the administrative charges line of the Statement of Changes in Net Assets.

In the event that a contract holder withdraws all or a portion of the contract value within the surrender charge period, the contracts provide that they will be assessed a deferred sales charge. The deferred sales charge is based on a table of charges, of which the maximum charge is 6% of the contract value subject to a maximum of 8.5% of premiums paid for single premium contracts and a maximum charge of 6% of premiums paid for flexible premium contracts. Contracts under the Ovation Advisor product are not subjected to surrender charges.

Certain states impose premium taxes upon contracts. The Company intends to advance premium taxes due until the contract is surrendered or annuitized.

                                    VA I-46

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales

For the year ended December 31, 2002, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                Cost of     Proceeds from
Sub-accounts                                                   Purchases        Sales
----------------------------------------------------------   ------------   -------------
AIM Capital Appreciation Fund                                $     37,841    $    401,666
AIM International Growth Fund                                   1,744,157       2,837,612
Alliance Americas Government Income Portfolio                  30,986,942      12,821,931
AllianceBernstein International Value Portfolio                17,810,914       7,247,912
AllianceBernstein Real Estate Investment Portfolio             15,393,805       6,761,849
AllianceBernstein Small Cap Value Portfolio                    36,031,147      11,593,730
AllianceBernstein Utility Income Portfolio                      6,967,306      13,215,137
Alliance Bernstein Value Portfolio B                           37,804,711       6,160,305
Alliance Global Bond Portfolio                                 10,699,457       4,349,688
Alliance Global Dollar Government Portfolio                    13,710,323       4,272,344
Alliance Growth Portfolio                                       2,065,801      42,757,399
Alliance Growth Portfolio B                                    12,828,276       9,559,436
Alliance Growth & Income Portfolio                             20,787,603      97,397,012
Alliance Growth & Income Portfolio B                           72,529,803      27,616,623
Alliance High Yield Portfolio                                  12,027,640       6,325,825
Alliance International Portfolio                               81,900,949      89,084,988
Alliance Money Market Portfolio                                37,064,888      51,529,194
Alliance Money Market Portfolio B                             127,164,484     127,639,983
Alliance Premier Growth Portfolio                               3,009,385      81,431,045
Alliance Premier Growth Portfolio B                            28,098,999      15,281,294
Alliance Quasar Portfolio                                      12,537,919      16,219,403
Alliance Technology Portfolio                                   4,346,788      37,224,435
Alliance Technology Portfolio B                                 8,833,067       7,684,487
Alliance Total Return Portfolio                                43,286,161      23,835,415
Alliance U.S. Government/High Grade Securities Portfolio       74,156,588      29,823,229
Alliance U.S. Government/High Grade Securities Portfolio B      2,363,260       1,614,680
Alliance Worldwide Privatization Portfolio                      9,554,071      16,638,294
Brinson Tactical Allocation Portfolio                             583,442       6,545,114
Delaware VIP Balanced Series                                       79,796         668,909
Delaware VIP Capital Reserves Series                               63,410         318,428
Delaware VIP Cash Reserves Series                               2,269,093       1,830,328
Delaware VIP Growth Opportunities Series                          142,494         199,990
Delaware VIP High Yield Series                                    129,849         135,354
Delaware VIP Large Cap Value Series                               384,086       1,797,080
Dreyfus Small Company Stock Portfolio                             401,400         523,655
Dreyfus Stock Index Portfolio                                     386,182       2,806,856
Fidelity Asset Manager Portfolio                                1,020,089       3,656,170
Fidelity Contrafund Portfolio                                     244,248       1,073,165
Fidelity Growth Portfolio                                       2,891,051       5,149,827
Fidelity High Income Portfolio                                  3,027,205       3,496,043
Fidelity Investment Grade Bond Portfolio                        5,377,989       4,005,418
Fidelity Money Market Portfolio                                 5,659,136       8,876,729
Fidelity Overseas Portfolio                                        44,038          82,143
Mercury HW International VIP Portfolio                            153,760         271,332
Merrill Lynch American Balanced V.I. Fund                             300              77
Merrill Lynch Basic Value V.I. Fund                               398,166       1,755,394
Merrill Lynch Core Bond V.I. Fund                                  37,078         104,460
Merrill Lynch Developing Capital Markets V.I. Fund                    569           6,822
Merrill Lynch Domestic Money Market V.I. Fund                   1,183,466       1,315,252
Merrill Lynch Global Allocation V.I. Fund                          91,252         448,183
Merrill Lynch Global Growth V.I. Fund                              16,716          54,430

                                    VA I-47

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales - Continued

For the year ended December 31, 2002, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                    Cost of     Proceeds from
Sub-accounts                                       Purchases        Sales
----------------------------------------------   ------------   -------------
Merrill Lynch High Current Income V.I. Fund      $     89,898    $     92,590
Merrill Lynch Large Cap Core V.I. Fund                153,670         176,099
Merrill Lynch Large Cap Growth V.I. Fund              123,074          28,598
Merrill Lynch Natural Resources Focus Fund                 --          44,221
Merrill Lynch Small Cap Value V.I. Fund               514,594         334,740
Merrill Lynch Utilities & Telecom V.I. Fund            53,603         310,206
UIF Core Plus Fixed Income Portfolio                    1,878           3,325
UIF Equity Growth Portfolio                                62           2,170
UIF Technology Portfolio                                   --             488
UIF Value Portfolio                                        27             147
Van Eck Worldwide Emerging Markets Fund               295,716         192,868
Van Eck Worldwide Hard Assets Fund                     61,752          68,619
Vanguard 500 Index Fund                                 9,450              --
Vanguard LifeStrategy Conservative Growth Fund         23,527           1,128
Vanguard LifeStrategy Growth Fund                       9,392               3
Vanguard LifeStrategy Income Fund                      25,521           1,037
Vanguard Primecap Fund                                  3,144              --
Vanguard Prime Money Market Fund                        6,158              --
Vanguard U.S. Growth Fund                               6,358              --
Vanguard Wellington Fund                                3,129              --
Vanguard Windsor Fund                                   3,113              --
                                                 ------------    ------------

Total                                            $749,711,166    $797,702,314
                                                 ============    ============

                                    VA I-48

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments

     The following is a summary of fund shares owned as of December 31, 2002:

                                                                              Net       Value of                      Unrealized
                                                                             Asset     Shares at        Cost of      Appreciation/
                       Sub-accounts                             Shares       Value       Market       Shares Held   (Depreciation)
----------------------------------------------------------  --------------  ------  --------------  --------------  --------------
AIM Capital Appreciation Fund                                   85,774.200  $16.43  $    1,409,270  $    2,687,684   $  (1,278,414)
AIM International Growth Fund                                   94,670.539   12.49       1,182,435       1,402,308        (219,873)
Alliance Americas Government Income Portfolio                5,219,125.831   12.65      66,021,942      64,173,252       1,848,690
AllianceBernstein International Value Portfolio              1,444,345.865    9.35      13,504,634      13,775,459        (270,825)
AllianceBernstein Real Estate Investment Portfolio           2,656,865.433   11.52      30,607,090      30,183,975         423,115
AllianceBernstein Small Cap Value Portfolio                  3,576,081.183   10.46      37,405,809      40,680,425      (3,274,616)
AllianceBernstein Utility Income Portfolio                   2,845,338.265   12.86      36,591,050     136,701,081    (100,110,031)
Alliance Bernstein Value Portfolio B                         5,650,645.745    8.75      49,443,150      54,716,331      (5,273,181)
Alliance Global Bond Portfolio                               1,363,857.830   12.63      17,225,524      15,750,950       1,474,574
Alliance Global Dollar Government Portfolio                  1,753,332.574   11.43      20,040,591      18,382,600       1,657,991
Alliance Growth Portfolio                                    7,985,727.606   11.81      94,311,443     323,483,796    (229,172,353)
Alliance Growth Portfolio B                                  3,605,712.680   11.70      42,186,838     206,290,348    (164,103,510)
Alliance Growth & Income Portfolio                          14,839,132.938   16.62     246,626,389     207,897,325      38,729,064
Alliance Growth & Income Portfolio B                         9,630,369.055   16.49     158,804,786      68,627,960      90,176,826
Alliance High Yield Portfolio                                4,712,675.410    6.83      32,187,573      37,011,449      (4,823,876)
Alliance International Portfolio                             3,760,664.582    9.90      37,230,579      37,721,922        (491,343)
Alliance Money Market Portfolio                             66,820,273.680    1.00      66,820,274      66,820,274              --
Alliance Money Market Portfolio B                           45,720,798.210    1.00      45,720,798      45,720,798              --
Alliance Premier Growth Portfolio                           10,966,519.490   17.45     191,365,765     366,629,480    (175,263,715)
Alliance Premier Growth Portfolio B                          4,372,919.851   17.29      75,607,784     117,121,818     (41,514,034)
Alliance Quasar Portfolio                                    5,224,258.357    6.83      35,681,685      53,610,435     (17,928,750)
Alliance Technology Portfolio                                7,229,236.299   10.05      72,653,825     227,992,827    (155,339,002)
Alliance Technology Portfolio B                              2,435,467.716    9.98      24,305,968      51,161,056     (26,855,088)
Alliance Total Return Portfolio                              9,960,478.610   15.30     152,395,323     173,138,339     (20,743,016)
Alliance U.S. Government/High Grade Securities Portfolio    11,495,429.807   12.54     144,152,690       3,886,454     140,266,236
Alliance U.S. Government/High Grade Securities Portfolio B     329,502.432   12.47       4,108,895      54,275,138     (50,166,243)
Alliance Worldwide Privatization Portfolio                   2,043,106.437   11.48      23,454,862      29,954,874      (6,500,012)
Brinson Tactical Allocation Portfolio                        1,991,491.781    9.77      19,456,875      31,360,894     (11,904,019)
Delaware VIP Balanced Series                                   117,353.237   11.17       1,310,836       1,860,378        (549,542)
Delaware VIP Capital Reserves Series                            33,380.562    9.97         332,804         326,306           6,498
Delaware VIP Cash Reserves Series                            1,281,406.930    1.00       1,281,407       1,281,407              --
Delaware VIP Growth Opportunities Series                        84,915.395   10.06         854,249       1,880,577      (1,026,328)
Delaware VIP High Yield Series                                 118,275.416    4.79         566,539         844,961        (278,422)
Delaware VIP Large Cap Value Series                            346,340.101   13.00       4,502,421       5,740,258      (1,237,837)
Dreyfus Small Company Stock Portfolio                          102,417.549   14.25       1,459,450       1,699,795        (240,345)
Dreyfus Stock Index Portfolio                                  401,271.065   22.47       9,016,561      12,947,415      (3,930,854)
Fidelity Asset Manager Portfolio                               661,623.814   12.75       8,435,704      10,553,835      (2,118,131)
Fidelity Contrafund Portfolio                                  190,594.256   18.10       3,449,756       4,683,988      (1,234,232)
Fidelity Growth Portfolio                                      292,316.139   23.44       6,851,890      11,643,726      (4,791,836)
Fidelity High Income Portfolio                                 295,523.461    5.93       1,752,454       1,731,886          20,568
Fidelity Investment Grade Bond Portfolio                       499,009.981   13.70       6,836,437       6,465,089         371,348
Fidelity Money Market Portfolio                              9,060,754.470    1.00       9,060,754       9,060,754              --
Fidelity Overseas Portfolio                                     44,989.391   10.98         493,984         838,763        (344,779)

                                    VA I-49

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments - Continued

     The following is a summary of fund shares owned as of December 31, 2002:

                                                                              Net       Value of                      Unrealized
                                                                             Asset     Shares at        Cost of      Appreciation/
                       Sub-accounts                             Shares       Value       Market       Shares Held   (Depreciation)
----------------------------------------------------------  --------------  ------  --------------  --------------  --------------
Mercury HW International VIP Portfolio                         170,328.591  $ 8.26  $    1,406,914  $    1,884,485   $    (477,571)
Merrill Lynch American Balanced V.I. Fund                        1,037.966    9.43           9,788          12,197          (2,409)
Merrill Lynch Basic Value V.I. Fund                            600,540.768   10.85       6,515,867       8,182,452      (1,666,585)
Merrill Lynch Core Bond V.I. Fund                               49,145.734   12.11         595,155         577,135          18,020
Merrill Lynch Developing Capital Markets V.I. Fund              19,547.858    6.58         128,625         167,542         (38,917)
Merrill Lynch Domestic Money Market V.I. Fund                1,293,297.730    1.00       1,293,298       1,293,298              --
Merrill Lynch Global Allocation V.I. Fund                       58,259.706    8.62         502,199         724,546        (222,347)
Merrill Lynch Global Growth V.I. Fund                           91,125.685    6.43         585,938       1,234,553        (648,615)
Merrill Lynch High Current Income V.I. Fund                     86,691.722    6.69         579,968         784,796        (204,828)
Merrill Lynch Large Cap Core V.I. Fund                          65,742.787   19.35       1,272,123       2,071,309        (799,186)
Merrill Lynch Large Cap Growth V.I. Fund                        91,708.657    6.91         633,707         924,378        (290,671)
Merrill Lynch Small Cap Value V.I. Fund                        107,002.657   18.09       1,935,678       2,427,007        (491,329)
Merrill Lynch Utilities & Telecom V.I. Fund                     68,556.970    6.32         433,280         860,184        (426,904)
UIF Core Plus Fixed Income Portfolio                             3,714.983   11.12          41,311          42,574          (1,263)
UIF Equity Growth Portfolio                                      3,018.020   10.23          30,874          40,173          (9,299)
UIF Technology Portfolio                                         4,490.795    2.47          11,092          18,772          (7,680)
UIF Value Portfolio                                                249.456    9.83           2,452           3,232            (780)
Van Eck Worldwide Emerging Markets Fund                         68,768.542    7.89         542,584         631,169         (88,585)
Van Eck Worldwide Hard Assets Fund                              18,685.270   10.30         192,458         200,370          (7,912)
Vanguard 500 Index Fund                                             94.518   81.15           7,670           9,450          (1,780)
Vanguard LifeStrategy Conservative Growth Fund                   1,624.374   12.82          20,824          22,284          (1,460)
Vanguard LifeStrategy Growth Fund                                  562.689   14.36           8,080           9,390          (1,310)
Vanguard LifeStrategy Income Fund                                1,945.262   12.32          23,966          24,466            (500)
Vanguard Primecap Fund                                              64.780   38.66           2,504           3,144            (640)
Vanguard Prime Money Market Fund                                 6,158.110    1.00           6,158           6,158              --
Vanguard U.S. Growth Fund                                          408.143   12.06           4,922           6,358          (1,436)
Vanguard Wellington Fund                                           113.219   24.56           2,781           3,128            (347)
Vanguard Windsor Fund                                              206.149   12.00           2,474           3,113            (639)

Total                                                                               $1,813,501,783  $2,574,886,053   $(761,384,270)
                                                                                    ==============  ==============   =============

                                    VA I-50

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a)

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                     Sub-accounts
                                     -------------------------------------------------------------------------
                                                                                                   Alliance
                                                                                                   Americas
                                     AIM Capital   AIM Capital         AIM            AIM         Government
                                     Appreciation  Appreciation   International  International      Income
                                        Fund/2/      Fund/3/     Growth Fund/2/  Growth Fund/3/   Portfolio/1/
                                     ------------  ------------  --------------  --------------  -------------
Units, at the Beginning of the Year   1,675.483     210,905.974     1,250.897      285,544.639   2,680,204.648
Units Purchased                              --       1,957.781            --        1,276.756     297,419.077
Units Withdrawn                          (2.620)    (19,878.585)       (1.513)     (12,426.426)   (549,369.784)
Units Transferred between Funds         241.978     (20,459.843)           --     (127,959.787)  1,120,717.320
                                      ---------     -----------     ---------     ------------   -------------
Units, at the End of the Year         1,914.841     172,525.327     1,249.384      146,435.182   3,548,971.261
                                      =========     ===========     =========     ============   =============

                                                                                   Alliance       Alliance
                                       Alliance      Alliance       Alliance       Bernstein     Bernstein
                                       Americas      Bernstein      Bernstein        Real          Real
                                      Government   International  International     Estate        Estate
                                        Income         Value          Value       Investment     Investment
                                     Portfolio/2/   Portfolio/1/   Portfolio/2/   Portfolio/1/  Portfolio/2/
                                     ------------  -------------  -------------  -------------  ------------
Units, at the Beginning of the Year   44,441.816     379,508.360    13,018.420   1,716,032.288   105,313.722
Units Purchased                        9,423.916     271,350.992     6,088.219     223,904.744     4,773.471
Units Withdrawn                       (6,867.207)    (53,190.505)   (1,875.634)   (331,176.790)   (7,964.037)
Units Transferred between Funds       30,436.293     806,995.915    54,842.977     686,433.450    40,741.153
Units Transferred to Annuity                  --              --            --      (4,495.239)           --
                                      ----------   -------------    ----------   -------------   -----------
Units, at the End of the Year         77,434.818   1,404,664.762    72,073.982   2,290,698.453   142,864.309
                                      ==========   =============    ==========   =============   ===========

                                       Alliance       Alliance       Alliance      Alliance
                                       Bernstein      Bernstein     Bernstein     Bernstein       Alliance
                                        Small          Small         Utility       Utility       Bernstein
                                       Cap Value      Cap Value       Income        Income         Value
                                      Portfolio/1/  Portfolio/2/   Portfolio/1/  Portfolio/2/  Portfolio B/4/
                                     -------------  ------------  -------------  ------------  --------------
Units, at the Beginning of the Year  1,544,796.390    27,532.120  2,898,031.194    97,060.978   2,388,654.530
Units Purchased                        805,360.103    23,077.414    163,519.854     4,473.378   1,226,661.703
Units Withdrawn                       (264,024.857)  (10,738.725)  (342,769.204)   (4,165.800)   (359,329.248)
Units Transferred between Funds      1,456,777.472    73,791.522   (257,758.181)  (25,470.310)  2,363,526.812
Units Transferred to Annuity            (5,467.646)           --     (2,212.597)           --      (5,550.033)
                                     -------------   -----------  -------------   -----------   -------------
Units, at the End of the Year        3,537,441.462   113,662.331  2,458,811.066    71,898.246   5,613,963.764
                                     =============   ===========  =============   ===========   =============

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-51

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                    Sub-accounts
                                     ------------------------------------------------------------------------
                                        Alliance                                                  Alliance
                                        Berstein       Alliance       Alliance      Alliance    Global Dollar
                                         Value        Global Bond    Global Bond   Global Bond   Government
                                     Portfolio B/5/  Portfolio/1/   Portfolio/2/  Portfolio/3/  Portfolio/1/
                                     --------------  -------------  ------------  ------------  -------------
Units, at the Beginning of the Year     53,532.180     644,219.962   20,430.305    16,773.035     477,157.980
Units Purchased                         29,565.894     101,029.435    4,348.319            --      35,942.263
Units Withdrawn                         (5,460.669)   (151,396.256)  (1,074.857)   (3,964.218)    (95,691.142)
Units Transferred between Funds         82,197.951     470,120.898   11,488.724     4,654.114     482,238.182
Units Transferred to Annuity                    --      (1,275.890)          --            --      (3,099.146)
                                       -----------   -------------   ----------    ----------     -----------
Units, at the End of the Year          159,835.356   1,062,698.149   35,192.491    17,462.931     896,548.137
                                       ===========   =============   ==========    ==========     ===========

                                       Alliance
                                     Global Dollar     Alliance       Alliance      Alliance       Alliance
                                      Government        Growth         Growth        Growth        Growth
                                     Portfolio/2/    Portfolio/1/   Portfolio/2/  Portfolio/3/   Portfolio/4/
                                     -------------  --------------  ------------  ------------  -------------
Units, at the Beginning of the Year   12,365.148     7,309,996.907   217,196.882   262,882.619  2,337,208.867
Units Purchased                        3,885.004        23,910.906        14.155     1,132.715    315,271.984
Units Withdrawn                       (2,486.665)   (1,013,679.022)  (17,614.503)  (36,998.929)  (165,827.167)
Units Transferred between Funds       14,135.379      (951,515.114)  (39,159.066)  (26,958.440)     7,087.931
Units Transferred to Annuity                  --        (5,102.788)           --            --     (2,817.084)
                                      ----------    --------------   -----------   -----------  -------------
Units, at the End of the Year         27,898.866     5,363,610.889   160,437.468   200,057.965  2,490,924.531
                                      ==========    ==============   ===========   ===========  =============

                                                       Alliance       Alliance      Alliance       Alliance
                                       Alliance         Growth         Growth        Growth         Growth
                                        Growth         & Income       & Income      & Income       & Income
                                     Portfolio/5/    Portfolio/1/   Portfolio/2/  Portfolio/3/   Portfolio/4/
                                     ------------   --------------  ------------  ------------  -------------
Units, at the Beginning of the Year    74,265.998   11,231,684.755   337,171.526   591,650.230  4,597,812.396
Units Purchased                         2,904.640       30,016.069       537.556     1,166.560    859,501.995
Units Withdrawn                        (4,641.212)  (1,655,120.348)  (24,255.987)  (64,626.960)  (380,603.504)
Units Transferred between Funds        (2,694.504)  (1,009,723.995)  (46,347.791) (206,318.210)   647,774.166
Units Transferred to Annuity                   --       (4,106.042)           --            --     (2,867.465)
                                       ----------   --------------   -----------  ------------  -------------
Units, at the End of the Year          69,834.922    8,592,750.439   267,105.304   321,871.620  5,721,617.588
                                       ==========   ==============   ===========  ============  =============

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-52

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                      Sub-accounts
                                     --------------------------------------------------------------------------
                                        Alliance        Alliance       Alliance       Alliance      Alliance
                                     Growth & Income   High Yield     High Yield   International  International
                                      Portfolio/5/    Portfolio/1/   Portfolio/2/  Portfolio/1/    Portfolio/2/
                                     ---------------  -------------  ------------  -------------  -------------
Units, at the Beginning of the Year    157,141.494    3,170,428.789  122,439.702   4,256,222.363  118,392.615
Units Purchased                         26,200.167      388,723.057   12,609.994     187,682.147      638.751
Units Withdrawn                         (8,764.623)    (464,032.103) (17,066.603)   (634,003.862)  (2,845.422)
Units Transferred between Funds          5,824.696      526,360.448   35,165.965     (97,208.346)  (6,768.067)
Units Transferred to Annuity                    --       (7,566.284)          --        (248.046)          --
                                       -----------    -------------  -----------   -------------  -----------
Units, at the End of the Year          180,401.734    3,613,913.907  153,149.058   3,712,444.256  109,417.877
                                       ===========    =============  ===========   =============  ===========

                                        Alliance       Alliance       Alliance       Alliance       Alliance
                                      Money Market   Money Market   Money Market   Money Market  Premier Growth
                                      Portfolio/1/   Portfolio/2/   Portfolio/4/   Portfolio/5/   Portfolio/1/
                                     --------------  ------------  --------------  ------------  --------------
Units, at the Beginning of the Year   6,134,815.434  119,747.183    3,525,516.883   62,015.619   12,017,393.027
Units Purchased                          30,580.104      773.810    2,166,425.016   33,310.679       46,070.609
Units Withdrawn                      (2,520,558.136) (42,097.011)  (2,105,761.384)  (8,444.317)  (1,391,598.528)
Units Transferred between Funds       1,389,762.278   65,374.868      (37,357.510) (18,431.678)  (1,730,508.388)
Units Transferred to Annuity            (10,022.975)          --      (46,933.122)          --       (3,981.896)
                                     --------------  -----------   --------------  -----------   --------------
Units, at the End of the Year         5,024,576.705  143,798.850    3,501,889.883   68,450.303    8,937,374.824
                                     ==============  ===========   ==============  ===========   ==============

                                        Alliance        Alliance        Alliance        Alliance
                                     Premier Growth  Premier Growth  Premier Growth  Premier Growth       Alliance
                                      Portfolio/2/    Portfolio/3/    Portfolio/4/    Portfolio/5/   Quassar Portfolio/1/
                                     --------------  --------------  --------------  --------------  --------------------
Units, at the Beginning of the Year    512,622.086     89,138.223    3,127,394.805    121,580.394       5,098,525.154
Units Purchased                          1,749.717             --      559,430.682     13,951.001         269,004.320
Units Withdrawn                        (49,854.366)   (11,079.607)    (230,137.014)    (7,866.204)       (601,629.187)
Units Transferred between Funds       (107,607.687)   173,280.483      170,516.746     (4,263.510)        (93,701.548)
Units Transferred to Annuity                    --             --       (1,201.091)            --          (1,593.661)
                                      ------------    -----------    -------------    -----------       -------------
Units, at the End of the Year          356,909.750    251,339.099    3,626,004.128    123,401.681       4,670,605.078
                                      ============    ===========    =============    ===========       =============

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-53

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                            Sub-accounts
                                     ----------------------------------------------------------------------------------------
                                                                                    Alliance       Alliance        Alliance
                                          Alliance              Alliance           Technology     Technology      Technology
                                     Quassar Portfolio/2/  Quassar Portfolio/3/   Portfolio/1/   Portfolio/2/    Portfolio/3/
                                     --------------------  --------------------  --------------  ------------    ------------
Units, at the Beginning of the Year      215,396.312            62,517.804        8,743,308.657   428,060.723      154,500.139
Units Purchased                           12,200.254               222.152           43,857.945       788.994          942.686
Units Withdrawn                          (11,361.038)           (6,614.833)      (1,012,700.639)  (27,105.868)     (19,471.025)
Units Transferred between Funds            4,504.918            (5,407.160)      (1,273,217.977) (103,578.257)     (13,598.496)
Units Transferred to Annuity                      --                    --           (4,755.396)           --              --
                                      --------------           -----------       --------------  ------------     -----------
Units, at the End of the Year            220,740.446            50,717.963        6,496,492.590   298,165.592      122,373.304
                                      ==============           ===========       ==============  ============     ===========

                                          Alliance              Alliance            Alliance        Alliance       Alliance
                                         Technology            Technology         Total Return   Total Return    Total Return
                                        Portfolio/4/          Portfolio/5/        Portfolio/1/   Portfolio/2/    Portfolio/3/
                                       -------------          ------------       -------------   ------------    -------------
Units, at the Beginning of the Year    2,196,650.645           127,344.415        6,989,487.677   176,711.905      104,737.534
Units Purchased                          215,668.616             4,708.989          689,851.799    23,077.640           44.918
Units Withdrawn                         (172,299.252)           (6,963.751)        (975,184.366)  (28,043.578)     (14,252.536)
Units Transferred between Funds          (19,791.050)          (10,614.946)       1,044,007.174    14,935.101        1,281.278
Units Transferred to Annuity              (4,525.582)                   --           (4,998.179)           --               --
                                      --------------           -----------       --------------  ------------     ------------
Units, at the End of the Year          2,215,703.377           114,474.707        7,743,164.105   186,681.068       91,811.194
                                      ==============           ===========       ==============  -===========     -===========

                                         Alliance                Alliance           Alliance        Alliance
                                       US Government/         US Government/     US Government/  US Government/    Alliance
                                         High Grade             High Grade         High Grade      High Grade      Worldwide
                                         Securities             Securities         Securities      Securities    Privatization
                                        Portfolio/1/           Portfolio/2/       Portfolio/4/    Portfolio/5/    Portfolio/1/
                                      ---------------         --------------     --------------  -------------   -------------
Units, at the Beginning of the Year    6,387,464.570           125,819.198          213,700.826     8,794.050    2,067,502.815
Units Purchased                          924,505.555            49,625.005            5,942.802            --       38,753.348
Units Withdrawn                       (1,323,656.234)          (14,899.818)         (51,065.923)   (2,168.397)    (289,116.234)
Units Transferred between Funds        3,219,950.628            81,545.590           86,588.791     9,980.483     (228,411.891)
Units Transferred to Annuity             (13,858.657)                   --                   --            --         (484.460)
                                      --------------           -----------       --------------  ------------    -------------
Units, at the End of the Year          9,194,405.862           242,089.975          255,166.496    16,606.136    1,588,243.578
                                      ==============           ===========       ==============  ============    =============

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-54

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                 Sub-accounts
                                     ----------------------------------------------------------------------
                                       Alliance       Brinson        Brinson       Delaware       Delaware
                                       Worldwide      Tactical       Tactical        VIP            VIP
                                     Privatization   Allocation     Allocation     Balanced      Balanced
                                     Portofolio/2/  Portfolio/1/   Portofolio/2/  Series/1/      Series/1/
                                     -------------  -------------  -------------  ----------    -----------
Units, at the Beginning of the Year    89,563.526   1,945,619.768   248,176.421   11,664.338     72,289.467
Units Purchased                         1,054.671       2,230.573     1,047.473           --             --
Units Withdrawn                        (4,194.516)   (139,686.089)  (33,901.205)    (323.309)   (18,695.552)
Units Transferred between Funds       (10,421.351)   (242,059.922)  (31,606.579)          --     (5,009.235)
                                     ------------   -------------   -----------   ----------    -----------
Units, at the End of the Year          76,002.330   1,566,104.330   183,716.110   11,341.029     48,584.680
                                     ============   =============   ===========   ==========    ===========

                                                       Delaware                                   Delaware
                                       Delaware          VIP          Delaware      Delaware        VIP
                                     VIP Capital       Capital        VIP Cash      VIP Cash       Growth
                                       Reserves        Reserves       Reserves      Reserves    Opportunities
                                       Series/1/       Series/1/      Series/1/     Series/1/      Series/1/
                                     ------------   -------------   -----------   ----------    -------------
Units, at the Beginning of the Year    22,694.013       8,327.667    51,145.542      139.307      7,369.049
Units Purchased                                --              --            --           --             --
Units Withdrawn                       (15,159.329)         (3.911)   (6,390.469)    (820.372)      (618.477)
Units Transferred between Funds         1,955.841              --    33,139.069      681.065       (443.421)
                                      -----------       ---------    ----------     --------      ---------
Units, at the End of the Year           9,490.525       8,323.756    77,894.142           --      6,307.151
                                      ===========       =========    ==========     ========      =========

                                       Delaware        Delaware       Delaware
                                          VIP            VIP            VIP        Delaware       Delaware
                                         Growth          High           High       VIP Large      VIP Large
                                     Opportunities      Yield          Yield      Cap Value      Cap Value
                                       Series/1/       Series/1/      Series/1/     Series/1/     Series/1/
                                     -------------  -------------   -----------   ----------    -----------
Units, at the Beginning of the Year    44,502.245       4,911.075    33,650.874    5,797.343    219,986.074
Units Purchased                                --              --            --           --             --
Units Withdrawn                        (1,284.029)         53.258    (3,379.238)      (1.169)   (32,152.338)
Units Transferred between Funds        (6,445.807)        (89.050)     (249.571)          --    (13,551.918)
Units Transferred to Annuity                                                                     (4,378.415)
                                       ----------       ---------    ----------    ---------    -----------
Units, at the End of the Year          36,772.409       4,875.283    30,022.065    5,796.174    169,903.403
                                       ==========       =========    ==========    =========    ===========

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.
(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-55

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                 Sub-accounts
                                     --------------------------------------------------------------------
                                        Dreyfus       Dreyfus
                                         Small         Small                                   Fidelity
                                        Company       Company       Dreyfus       Dreyfus       Asset
                                         Stock         Stock     Stock Index   Stock Index     Manager
                                     Portfolio/3/  Portfolio/2/  Portfolio/3/  Portfolio/2/  Portfolio/2/
                                     ------------  ------------  ------------  ------------  ------------
Units, at the Beginning of the Year  178,061.914    1,042.012    814,798.202    1,658.116      1,046.490
Units Purchased                           82.294           --      3,768.430           --             --
Units Withdrawn                      (17,255.970)      (0.702)   (96,714.915)      (0.552)            --
Units Transferred between Funds        4,259.719           --    (70,010.716)     433.250        523.710
                                     -----------    ---------    -----------    ---------      ---------
Units, at the End of the Year        165,147.957    1,041.310    651,841.001    2,090.814      1,570.200
                                     ===========    =========    ===========    =========      =========

                                       Fidelity
                                        Asset        Fidelity      Fidelity      Fidelity      Fidelity
                                       Manager      Contrafund    Contrafund      Growth        Growth
                                     Portfolio/3/  Portfolio/2/  Portfolio/3/  Portfolio/3/  Portfolio/2/
                                     ------------  ------------  ------------  ------------  ------------
Units, at the Beginning of the Year   861,766.428     125.358    367,981.603    747,282.357     79.093
Units Purchased                         1,224.165          --      1,441.522      3,708.980         --
Units Withdrawn                      (113,792.689)     (0.703)   (58,759.969)  (121,669.905)    (0.444)
Units Transferred between Funds      (116,285.362)         --     (8,758.031)   (68,876.225)        --
Units Transferred to Annuity
                                     ------------     -------    -----------   ------------     ------
Units, at the End of the Year         632,912.542     124.655    301,905.125    560,445.207     78.649
                                     ============     =======    ===========   ============     ======

                                       Fidelity      Fidelity      Fidelity      Fidelity      Fidelity
                                         High          High       Investement      Money         Money
                                        Income        Income      Grade Bond       Market        Market
                                     Portfolio/3/  Portfolio/2/  Portfolio/3/  Portfolio/2/  Portfolio/3/
                                     ------------  ------------  ------------  ------------  -------------
Units, at the Beginning of the Year  289,878.300    1,170.894    367,546.118     2,483.238    985,366.605
Units Purchased                          384.884           --        329.150            --      7,341.459
Units Withdrawn                      (49,048.199)      (0.796)   (62,260.766)       (3.580)  (444,446.967)
Units Transferred between Funds      (39,497.765)          --    143,445.606    (2,045.543)   178,254.463
                                     -----------    ---------    -----------    ----------   ------------
Units, at the End of the Year        201,717.220    1,170.098    449,060.108       434.115    726,515.560
                                     ===========    =========    ===========    ==========   ============

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.
(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-56

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                   Sub-accounts
                                     ------------------------------------------------------------------------
                                                    Mercury HW      Mercury HW   Merrill Lynch
                                       Fidelity    International  International     American    Merrill Lynch
                                       Overseas         VIP            VIP          Balanced     Basic Value
                                     Portfolio/3/  Por1folio/1/   Portfolio/2/    V.I. Fund/1/   V.I. Fund/1/
                                     ------------  -------------  -------------  -------------  -------------
Units, at the Beginning of the Year   57,864.526    176,533.020    10,911.101      1,179.590     592,994.409
Units Purchased                          226.506         84.955            --             --         314.805
Units Withdrawn                       (4,838.328)   (13,865.959)     (793.251)        (1.794)    (74,144.860)
Units Transferred between Funds        1,460.962     (2,021.387)   (1,271.934)            --     (20,854.839)
Units Transferred to Annuity                                               --             --        (681.756)
                                      ----------    -----------     ---------      ---------     -----------
Units, at the End of the Year         54,713.666    160,730.629     8,845.916      1,177.796     497,627.759
                                      ==========    ===========     =========      =========     ===========

                                                                                    Merrill Lynch    Merrill Lynch
                                     Merrill Lynch  Merrill Lynch   Merrill Lynch    Developing        Developing
                                      Basic Value   Core Bond V.I.   Core Bond     Capital Markets  Capital Markets
                                      V.I. Fund/2/     Fund/1/       V.I. Fund/2/    V.I. Fund/1/     V.I. Fund/2/
                                     -------------  --------------  -------------  ---------------  ---------------
Units, at the Beginning of the Year   65,326.878      50,950.882      3,315.049       14,688.520       4,488.576
Units Purchased                               --              --             --               --              --
Units Withdrawn                       (6,998.105)       (748.069)        (3.311)         (19.761)       (137.402)
Units Transferred between Funds       (2,574.758)     (6,576.487)            --         (167.890)       (364.087)
                                      ----------      ----------      ---------       ----------       ---------
Units, at the End of the Year         55,754.015      43,626.326      3,311.738       14,500.869       3,987.087
                                      ==========      ==========      =========       ==========       =========

                                     Merrill Lynch  Merrill Lynch  Merrill Lynch  Merrill Lynch
                                       Domestic        Domestic       Global         Global      Merrill Lynch
                                      Money Market  Money Market    Allocations    Allocations   Global Growth
                                      V.I. Fund/1/  V.I. Fund/2/    V.I. Fund/1/   V.I. Fund/2/   V.I. Fund/1/
                                     -------------  -------------  -------------  -------------  -------------
Units, at the Beginning of the Year   118,201.091     5,156.909      76,765.743    12,250.577     101,771.467
Units Purchased                             2.190            --          51.153            --         234.363
Units Withdrawn                       (22,736.842)     (940.388)    (18,042.410)   (3,132.020)     (2,604.451)
Units Transferred between Funds        16,154.454    (4,014.358)    (13,976.930)     (104.741)        133.959
                                      -----------    ----------     -----------    ----------     -----------
Units, at the End of the Year         111,620.893       202.163      44,797.556     9,013.816      99,535.338
                                      ===========    ==========     ===========    ==========     ===========

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-57

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                   Sub-accounts
                                     -------------------------------------------------------------------------
                                                    Merrill Lynch  Merrill Lynch  Merrill Lynch  Merrill Lynch
                                     Merrill Lynch   High Current   High Current    Large Cap      Large Cap
                                     Global Growth      Income        Income          Core           Core
                                      V.I. Fund/2/   V.I. Fund/1/  V.I. Fund/2/   V.I. Fund/1/   V.I. Fund/2/
                                     -------------  -------------  -------------  -------------  -------------
Units, at the Beginning of the Year    2,263.480      70,160.111      193.045      126,262.159     3,159.619
Units Purchased                               --              --           --               --            --
Units Withdrawn                       (2,263.480)     (3,901.576)    (174.686)      (9,720.934)     (630.368)
Units Transferred between Funds               --      (2,065.023)     (18.359)       8,209.138       610.656
                                      ----------      ----------     --------      -----------     ---------
Units, at the End of the Year                 --      64,193.512           --      124,750.363     3,139.907
                                      ==========      ==========     ========      ===========     =========

                                     Merrill Lynch  Merrill Lynch  Merrill Lynch
                                       Large Cap       Natural        Natural     Merrill Lynch  Merrill Lynch
                                        Growth        Resources      Resources      Small Cap      Small Cap
                                      V.I. Fund/1/  Focus Fund/1/  Focus Fund/2/   V.I. Fund/1/   V.I. Fund/2/
                                     -------------  -------------  -------------  -------------  -------------
Units, at the Beginning of the Year   80,146.632      2,842.729       576.469      120,804.115    29,629.570
Units Purchased                          213.291             --            --           54.985            --
Units Withdrawn                         (698.419)        (2.298)       (0.710)      (3,209.878)   (2,834.607)
Units Transferred between Funds       14,731.677     (2,840.431)     (575.759)       9,530.064       (43.184)
Units Transferred to Annuity                  --
                                      ----------     ----------      --------      -----------    ----------
Units, at the End of the Year         94,393.181             --            --      127,179.286    26,751.779
                                      ==========     ==========      ========      ===========    ==========

                                     Merrill Lynch  Merrill Lynch      Van Eck         Van Eck
                                      Utilities &    Utilities &      Worldwide        Worldwide
                                        Telecom        Telecom     Emerging Markets   Hard Assets
                                      V.I. Fund/1/   V.I. Fund/2/      Fund/3/       Portfolio/3/
                                     -------------  -------------  ----------------  ------------
Units, at the Beginning of the Year    69,971.999     1,946.757       69,214.522      26,544.085
Units Purchased                           131.470            --          727.575         244.636
Units Withdrawn                       (13,138.470)   (1,926.295)     (11,843.031)     (4,410.923)
Units Transferred between Funds       (13,675.293)       16.332       27,696.916       3,468.062
                                      -----------    ----------      -----------      ----------
Units, at the End of the Year          43,289.706        36.794       85,795.982      25,845.860
                                      ===========    ==========      ===========      ==========

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-58

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ANNUITY PERIOD:

                                                                         Sub-accounts
                                     --------------------------------------------------------------------------------------
                                         AIM            Alliance      AllianceBernstein       Alliance          Alliance
                                       Capital          Americas         Real Estate     Bernstein Utility       Global
                                     Appreciation  Government Income      Investment           Income             Bond
                                       Fund/2/        Portfolio/1/       Portfolio/1/       Portfo1io/1/       Portfolio/1/
                                     ------------  -----------------  -----------------  -----------------     ------------
Units, at the Beginning of the Year   1,924.545        3,625.359          4,019.578              238.062           579.516
Units Purchased                              --               --                 --                   --                --
Units Withdrawn                         (99.613)        (769.249)        (2,475.898)             (63.921)       (1,445.528)
Units Transferred from Accumulation          --               --          4,540.970                   --         1,279.560
                                      ---------        ---------         ----------              -------        ----------
Units, at the End of the Year         1,824.932        2,856.110          6,084.650              174.141           413.548
                                      =========        =========         ==========              =======        ==========

                                        Alliance
                                     Global Dollar                          Alliance                             Alliance
                                       Government       Alliance          Growth & Income  Alliance Growth &    High Yield
                                      Portfolio/1/ Growth Portfolio/1/    Portfolio/1/    Income Portfolio/2/  Portfolio/1/
                                     ------------- -------------------   ---------------  -------------------  ------------
Units, at the Beginning of the Year     397.207       11,004.616         30,701.798            2,626.994         7,611.339
Units Purchased                              --               --                 --                   --                --
Units Withdrawn                         403.775       (2,667.511)        (5,147.933)            (195.526)       (4,710.782)
Units Transferred from Accumulation      94.520          707.360            652.350                   --             5.570
                                        -------       ----------         ----------            ---------        ----------
Units, at the End of the Year           895.502        9,044.465         26,206.215            2,431.468         2,906.127
                                        =======       ==========         ==========            =========        ==========

                                        Alliance       Alliance                                                  Alliance
                                     International   Money Market       Alliance Premier    Alliance Premier      Quasar
                                      Portfolio/1/    Portfolio/1/    Growth Portfolio/1/  Growth Portfolio/2/  Portfolio/1/
                                     ------------- ---------------    -------------------  -------------------  ------------
Units, at the Beginning of the Year    3,414.874      18,812.504         21,693.712            2,022.763        10,264.444
Units Purchased                               --              --                 --                   --                --
Units Withdrawn                         (797.322)    (14,332.922)        (6,685.129)            (157.464)       (2,624.618)
Units Transferred from Accumulation      248.050              --            492.860                   --           627.990
                                       ---------     -----------         ----------            ---------        ----------
Units, at the End of the Year          2,865.602       4,479.582         15,501.443            1,865.299         8,267.816
                                       =========     ===========         ==========            =========        ==========

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Profile product.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-59

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ANNUITY PERIOD:

                                                                    Sub-accounts
                                     -------------------------------------------------------------------------
                                                                    Alliance US       Alliance       Brinson
                                       Alliance      Alliance     Government/High    Worldwide      Tactical
                                      Technology   Total Return  Grade Securities  Privatization   Allocation
                                     Portfolio/1/  Portfolio/1/    Portfolio/1/     Portfolio/1/  Portfolio/1/
                                     ------------  ------------  ----------------  -------------  ------------
Units, at the Beginning of the Year   13,736.214     7,234.549       5,987.365       8,356.897      1,684.833
Units Purchased                               --            --              --              --             --
Units Withdrawn                       (3,855.545)   (1,839.991)     (4,346.602)     (2,329.129)      (461.710)
Units Transferred from Accumulation      747.880       431.290      10,429.080         484.460             --
                                      ----------    ----------      ----------      ----------      ---------
Units, at the End of the Year         10,628.549     5,825.848      12,069.843       6,512.228      1,223.123
                                      ==========    ==========      ==========      ==========      =========

                                     Delaware VIP
                                       Large Cap      Dreyfus      Fidelity       Fidelity      Fidelity
                                         Value      Stock Index  Asset Manager   Contrafund      Growth
                                       Series/1/   Portfolio/3/  Portfolio/3/   Portfolio/2/  Portfolio/3/
                                     ------------  ------------  -------------  ------------  ------------
Units, at the Beginning of the Year   1,382.982     3,517.428      1,851.382     1,825.406      2,187.613
Units Purchased                              --            --             --            --             --
Units Withdrawn                        (185.349)     (264.055)      (144.112)      (94.449)      (170.323)
Units Transferred from Accumulation          --            --             --            --             --
                                      ---------     ---------      ---------     ---------      ---------
Units, at the End of the Year         1,197.633     3,253.373      1,707.270     1,730.957      2,017.290
                                      =========     =========      =========     =========      =========

                                       Fidelity      UIF Core
                                      Investment    Plus Fixed        UIF           UIF            UIF
                                      Grade Bond      Income     Equity Growth   Technology       Value
                                     Portfolio/3/  Portfolio/1/  Portfolio/1/   Portfolio/1/  Portfolio/1/
                                     ------------  ------------  -------------  ------------  ------------
Units, at the Beginning of the Year   4,875.263      4,354.222     4,520.264     1,992.857      496.626
Units Purchased                              --             --            --            --           --
Units Withdrawn                        (329.362)      (294.149)     (306.606)     (133.054)     (37.927)
Units Transferred from Accumulation          --         17.108        18.514         7.344        3.855
                                      ---------      ---------     ---------     ---------      -------
Units, at the End of the Year         4,545.901      4,077.181     4,232.172     1,867.147      462.554
                                      =========      =========     =========     =========      =======

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Profile product.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-60

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ANNUITY PERIOD:

                                                                       Sub-accounts
                                     --------------------------------------------------------------------------------
                                                        Vanguard
                                                      LifeStrategy      Vanguard        Vanguard
                                      Vanguard 500    Conservative    LifeStrategy    LifeStrategy       Vanguard
                                      Index Fund/1/  Growth Fund/1/  Income Fund/1/  Growth Fund/1/  Primecap Fund/1/
                                     --------------  --------------  --------------  --------------  ----------------
Units, at the Beginning of the Year           --               --              --              --              --
Units Purchased                          924.616        2,149.588       2,384.212         887.005         315.236
Units Withdrawn                               --               --              --              --              --
Units Transferred from Accumulation      (56.429)       1,279.585        (333.891)        492.835         (19.196)
                                         -------        ---------       ---------       ---------         -------
Units, at the End of the Year            868.187        3,429.173       2,050.321       1,379.840         296.040
                                         =======        =========       =========       =========         =======
                                        Vanguard        Vanguard        Vanguard
                                       Prime Money     U.S. Growth     Wellington       Vanguard
                                     Market Fund/1/      Fund/1/         Fund/1/      Windsor Fund
                                     --------------    -----------     ----------     ------------
Units, at the Beginning of the Year           --               --              --              --
Units Purchased                          579.089          655.237         293.698         305.041
Units Withdrawn                               --               --              --              --
Units Transferred from Accumulation      (10.487)         (62.408)         (6.512)        (11.016)
                                         -------        ---------       ---------       ---------
Units, at the End of the Year            568.602          592.829         287.186         294.025
                                         =======        =========       =========       =========

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Profile product.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valued at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA I-61

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                                                             Total
                                                                                                      Investment   Expense  Return
                     Sub-accounts                              Units (a)    Unit Value   Net Assets  Income Ratio   Ratio     (b)
-----------------------------------------------------  ----  -------------  ----------  -----------  ------------  -------  ------
/2/AIM Capital Appreciation Fund
                                                       2002      1,914.841    $ 7.98    $    15,273      0.00%      1.45%   -25.45%
                                                       2001      1,675.483     10.70         17,925     11.40%      1.45%   -24.39%
/3/AIM Capital Appreciation Fund
                                                       2002    174,350.259      8.00      1,394,185      0.00%      1.40%   -25.41%
                                                       2001    212,830.519     10.72      2,281,641      6.67%      1.40%   -24.34%
/2/AIM International Growth Fund
                                                       2002      1,249.384      7.98          9,975      0.60%      1.45%   -16.89%
                                                       2001      1,250.897      9.61         12,017      5.64%      1.45%   -24.65%
/3/AIM International Growth Fund
                                                       2002    146,435.182      8.00      1,172,168      0.39%      1.40%   -16.85%
                                                       2001    285,544.639      9.63      2,748,812      2.14%      1.40%   -24.62%
/1/Alliance Americas Government Income Portfolio
                                                       2002  3,551,827.371     18.19     64,615,635      5.15%      1.40%     9.45%
                                                       2001  2,683,830.007     16.62     44,609,351      7.01%      1.40%     2.16%
/2/Alliance Americas Government Income Portfolio
                                                       2002     77,434.818     18.14      1,404,897      5.37%      1.45%     9.40%
                                                       2001     44,441.816     16.58        737,059      5.42%      1.45%     2.06%
/1/AllianceBernstein International Value Portfolio
                                                       2002  1,404,664.762      9.15     12,846,278      0.14%      1.40%    -6.47%
                                                       2001    379,508.360      9.78      3,710,767      0.00%      1.40%    -2.22%
/2/AllianceBernstein International Value Portfolio
                                                       2002     72,073.982      9.14        658,598      0.11%      1.45%    -6.51%
                                                       2001     13,018.420      9.77        127,249      0.00%      1.45%    -2.25%
/1/AllianceBernstein Real Estate Investment Portfolio
                                                       2002  2,296,783.103     12.55     28,819,965      2.79%      1.40%     1.17%
                                                       2001  1,720,051.866     12.40     21,332,597      3.10%      1.40%     9.27%
/2/AllianceBernstein Real Estate Investment Portfolio
                                                       2002    142,864.309     12.51      1,787,800      2.90%      1.45%     1.12%
                                                       2001    105,313.722     12.37      1,303,245      2.57%      1.45%     9.22%
/1/AllianceBernstein Small Cap Value Portfolio
                                                       2002  3,537,441.462     10.24     36,240,688      0.37%      1.40%    -7.50%
                                                       2001  1,544,796.390     11.08     17,109,741      0.00%      1.40%    10.76%
/2/AllianceBernstein Small Cap Value Portfolio
                                                       2002    113,662.331     10.24      1,163,486      0.31%      1.45%    -7.55%
                                                       2001     27,532.120     11.07        304,836      0.00%      1.45%    10.72%
/1/AllianceBernstein Utility Income Portfolio
                                                       2002  2,458,985.207     14.46     35,555,868      1.83%      1.40%   -23.20%
                                                       2001  2,898,269.256     18.83     54,569,784      4.50%      1.40%   -23.59%
/2/AllianceBernstein Utility Income Portfolio
                                                       2002     71,898.246     14.42      1,036,802      1.66%      1.45%   -23.24%
                                                       2001     97,060.978     18.79      1,823,466      4.61%      1.45%   -23.63%
/4/Alliance Bernstein Value Portfolio B
                                                       2002  5,613,963.764      8.56     48,074,324      0.22%      1.40%   -14.16%
                                                       2001  2,388,654.530      9.98     23,829,454      0.00%      1.40%    -0.24%

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA I-62

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                                                       Total
                                                                                                 Investment   Expense  Return
                 Sub-accounts                            Units (a)    Unit Value   Net Assets   Income Ratio   Ratio    (b)
----------------------------------------------  ----  --------------  ----------  ------------  ------------  -------  ------
/5/Alliance Bernstein Value Portfolio B
                                                2002     159,835.356    $ 8.56    $  1,367,582      0.21%      1.45%   -14.20%
                                                2001      53,532.180      9.97         533,864      0.00%      1.45%    -0.27%
/1/Alliance Global Bond Portfolio
                                                2002   1,063,111.697     15.49      16,462,865      0.85%      1.40%    15.29%
                                                2001     644,799.478     13.43       8,660,882      0.00%      1.40%    -1.67%
/2/Alliance Global Bond Portfolio
                                                2002      35,192.491     15.44         543,499      0.90%      1.45%    15.23%
                                                2001      20,430.305     13.40         273,811      0.00%      1.45%    -1.74%
/3/Alliance Global Bond Portfolio
                                                2002      17,462.931     11.62         202,924      0.88%      1.40%    15.29%
                                                2001      16,773.035     10.08         169,060      0.00%      1.40%    -1.67%
/1/Alliance Global Dollar Government Portfolio
                                                2002     897,443.639     21.67      19,451,085      6.54%      1.40%    14.53%
                                                2001     477,555.187     18.92       9,037,648     10.46%      1.40%     7.83%
/2/Alliance Global Dollar Government Portfolio
                                                2002      27,898.866     21.62         603,039      9.23%      1.45%    14.47%
                                                2001      12,365.148     18.88         233,491      9.61%      1.45%     7.78%
/1/Alliance Growth Portfolio
                                                2002   5,372,655.354     16.63      89,354,118      0.00%      1.40%   -29.08%
                                                2001   7,321,001.523     23.45     171,677,981     14.20%      1.40%   -24.55%
/2/Alliance Growth Portfolio
                                                2002     160,437.468     16.59       2,661,047      0.00%      1.45%   -29.11%
                                                2001     217,196.882     23.40       5,082,022     13.42%      1.45%   -24.57%
/3/Alliance Growth Portfolio
                                                2002     200,057.965     11.50       2,300,171      0.00%      1.40%   -29.08%
                                                2001     262,882.619     16.21       4,261,717     14.34%      1.40%   -24.53%
/4/Alliance Growth Portfolio
                                                2002   2,490,924.531     16.48      41,040,545      0.00%      1.40%   -29.26%
                                                2001   2,337,208.867     23.29      54,439,422     14.93%      1.40%   -24.72%
/5/Alliance Growth Portfolio
                                                2002      69,834.922     16.43       1,147,483      0.00%      1.45%   -29.30%
                                                2001      74,265.998     23.24       1,726,017     13.52%      1.45%   -24.76%
/1/Alliance Growth & Income Portfolio
                                                2002   8,618,956.654     27.15     233,967,594      0.64%      1.40%   -23.14%
                                                2001  11,262,386.553     35.32     397,752,465      5.00%      1.40%    -1.05%
/2/Alliance Growth & Income Portfolio
                                                2002     267,105.304     27.07       7,231,116      0.64%      1.45%   -23.18%
                                                2001     337,171.526     35.24      11,881,538      4.76%      1.45%    -1.10%
/3/Alliance Growth & Income Portfolio
                                                2002     324,303.088     16.84       5,460,606      0.60%      1.40%   -23.14%
                                                2001     594,277.224     21.91      13,018,480      5.11%      1.40%    -1.06%
/4/Alliance Growth & Income Portfolio
                                                2002   5,721,617.588     26.91     153,966,195      0.58%      1.40%   -23.35%
                                                2001   4,597,812.396     35.11     161,410,548      3.98%      1.40%    -1.25%

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA I-63

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                                               Total
                                                                                        Investment   Expense  Return
          Sub-accounts                          Units (a)    Unit Value   Net Assets   Income Ratio   Ratio    (b)
-------------------------------------  ----  --------------  ----------  ------------  ------------  -------  ------
/5/Alliance Growth & Income Portfolio
                                       2002     180,401.734    $26.84    $  4,841,378      0.61%      1.45%   -23.39%
                                       2001     157,141.494     35.03       5,504,411      4.67%      1.45%    -1.30%
/1/Alliance High Yield Portfolio
                                       2002   3,616,820.034      8.54      30,883,503      6.46%      1.40%    -4.38%
                                       2001   3,178,040.128      8.93      28,379,789      7.58%      1.40%     1.59%
/2/Alliance High Yield Portfolio
                                       2002     153,149.058      8.52       1,304,314      6.00%      1.45%    -4.43%
                                       2001     122,439.702      8.91       1,091,082      7.26%      1.45%     1.49%
/1/Alliance International Portfolio
                                       2002   3,715,309.858      9.74      36,169,007      0.05%      1.40%   -16.45%
                                       2001   4,259,637.237     11.65      49,635,643      5.70%      1.40%   -23.44%
/2/Alliance International Portfolio
                                       2002     109,417.877      9.71       1,062,310      0.05%      1.45%   -16.50%
                                       2001     118,392.615     11.63       1,376,526      5.53%      1.45%   -23.46%
/1/Alliance Money Market Portfolio
                                       2002   5,029,056.287     12.92      64,965,075      1.07%      1.40%    -0.30%
                                       2001   6,153,627.938     12.96      79,733,336      3.38%      1.40%     2.11%
/2/Alliance Money Market Portfolio
                                       2002     143,798.850     12.88       1,852,554      1.24%      1.45%    -0.35%
                                       2001     119,747.183     12.93       1,548,151      3.87%      1.45%     2.04%
/4/Alliance Money Market Portfolio
                                       2002   3,501,889.883     12.81      44,846,578      0.87%      1.40%    -0.55%
                                       2001   3,525,516.883     12.88      45,399,463      2.47%      1.40%     1.88%
/5/Alliance Money Market Portfolio
                                       2002      68,450.303     12.77         874,227      0.95%      1.45%    -0.60%
                                       2001      62,015.619     12.85         796,835      3.24%      1.45%     1.81%
/1/Alliance Premier Growth Portfolio
                                       2002   8,952,876.267     20.31     181,817,723      0.00%      1.40%   -31.61%
                                       2001  12,039,086.739     29.70     357,501,371      5.24%      1.40%   -18.38%
/2/Alliance Premier Growth Portfolio
                                       2002     356,909.750     20.25       7,228,588      0.00%      1.45%   -31.64%
                                       2001     512,622.086     29.63      15,188,700      5.13%      1.45%   -18.40%
/3/Alliance Premier Growth Portfolio
                                       2002     253,204.398      9.16       2,319,470      0.00%      1.40%   -31.61%
                                       2001      91,160.986     13.39       1,221,060      5.39%      1.40%   -18.38%
/4/Alliance Premier Growth Portfolio
                                       2002   3,626,004.128     20.17      73,126,803      0.00%      1.40%   -31.80%
                                       2001   3,127,394.805     29.57      92,485,049      5.06%      1.40%   -18.56%
/5/Alliance Premier Growth Portfolio
                                       2002     123,401.681     20.11       2,481,937      0.00%      1.45%   -31.84%
                                       2001     121,580.394     29.51       3,587,496      5.63%      1.45%   -18.60%
/1/Alliance Quasar Portfolio
                                       2002   4,678,872.894      7.21      33,738,091      0.00%      1.40%   -32.72%
                                       2001   5,108,789.598     10.72      54,752,873      3.14%      1.40%   -13.99%

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA I-64

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                                        Investment            Total
                                                                                   Unit                   Income    Expense  Return
                       Sub-accounts                                  Units (a)    Value    Net Assets      Ratio     Ratio     (b)
-----------------------------------------------------------  ----  -------------  ------  ------------  ----------  -------  ------
/2/Alliance Quasar Portfolio
                                                             2002    220,740.446  $ 7.19  $  1,587,382     0.00%     1.45%   -32.75%
                                                             2001    215,396.312   10.69     2,303,378     3.10%     1.45%   -14.04%
/3/Alliance Quasar Portfolio
                                                             2002     50,717.963    7.01       355,433     0.00%     1.40%   -32.72%
                                                             2001     62,517.804   10.42       651,192     3.05%     1.40%   -13.99%
/1/Alliance Technology Portfolio
                                                             2002  6,507,121.139   10.49    68,288,796     0.00%     1.40%   -42.52%
                                                             2001  8,757,044.871   18.26   159,877,968     7.64%     1.40%   -26.29%
/2/Alliance Technology Portfolio
                                                             2002    298,165.592   10.47     3,120,606     0.00%     1.45%   -42.55%
                                                             2001    428,060.723   18.22     7,797,853     7.69%     1.45%   -26.31%
/3/Alliance Technology Portfolio
                                                             2002    122,373.304   10.16     1,242,796     0.00%     1.40%   -42.52%
                                                             2001    154,500.139   17.67     2,729,686     7.19%     1.40%   -26.29%
/4/Alliance Technology Portfolio
                                                             2002  2,215,703.377   10.43    23,114,430     0.00%     1.40%   -42.62%
                                                             2001  2,196,650.645   18.18    39,936,063     7.78%     1.40%   -26.51%
/5/Alliance Technology Portfolio
                                                             2002    114,474.707   10.40     1,190,973     0.00%     1.45%   -42.65%
                                                             2001    127,344.415   18.14     2,310,058     7.82%     1.45%   -26.53%
/1/Alliance Total Return Portfolio
                                                             2002  7,748,989.953   19.09   147,964,881     2.73%     1.40%   -11.83%
                                                             2001  6,996,722.226   21.66   151,521,619     4.51%     1.40%     0.82%
/2/Alliance Total Return Portfolio
                                                             2002    186,681.068   19.04     3,554,969     2.99%     1.45%   -11.87%
                                                             2001    176,711.904   21.61     3,818,432     3.91%     1.45%     0.78%
/3/Alliance Total Return Portfolio
                                                             2002     91,811.194    9.55       876,815     2.69%     1.40%   -11.83%
                                                             2001    104,737.534   10.83     1,134,438     9.38%     1.40%     0.85%
/1/Alliance U.S. Government/High Grade Securities Portfolio
                                                             2002  9,206,475.705   15.26   140,445,210     2.77%     1.40%     6.29%
                                                             2001  6,393,451.935   14.35    91,762,502     4.04%     1.40%     6.39%
/2/Alliance U.S. Government/High Grade Securities Portfolio
                                                             2002    242,089.975   15.21     3,683,090     2.94%     1.45%     6.23%
                                                             2001    125,819.198   14.32     1,801,839     3.72%     1.45%     6.32%
/4/Alliance U.S. Government/High Grade Securities Portfolio
                                                             2002    255,166.496   15.12     3,858,444     2.53%     1.40%     6.05%
                                                             2001    213,700.826   14.26     3,047,165     4.14%     1.40%     6.09%
/5/Alliance U.S. Government/High Grade Securities Portfolio
                                                             2002     16,606.136   15.08       250,426     2.54%     1.45%     5.99%
                                                             2001      8,794.050   14.23       125,117     3.20%     1.45%     6.02%
/1/Alliance Worldwide Privatization Portfolio
                                                             2002  1,594,755.806   14.04    22,390,940     1.84%     1.40%    -5.52%
                                                             2001  2,075,859.712   14.86    30,850,133     5.87%     1.40%   -18.43%

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA I-65

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                         Investment            Total
                                                                     Unit                  Income    Expense  Return
                       Sub-accounts                    Units (a)    Value    Net Assets     Ratio     Ratio     (b)
---------------------------------------------  ----  -------------  ------  -----------  ----------  -------  ------
/2/Alliance Worldwide Privatization Portfolio
                                               2002     76,002.330  $14.00  $ 1,064,208      1.82%    1.45%    -5.57%
                                               2001     89,563.526   14.83    1,328,095      5.47%    1.45%   -18.48%
/1/Brinson Tactical Allocation Portfolio
                                               2002  1,567,327.453   11.12   17,421,847      0.81%    1.40%   -23.76%
                                               2001  1,947,304.601   14.58   28,390,697      8.51%    1.40%   -13.63%
/2/Brinson Tactical Allocation Portfolio
                                               2002    183,716.110   11.09    2,037,685      0.82%    1.45%   -23.80%
                                               2001    248,176.421   14.56    3,612,233      8.23%    1.45%   -13.67%
/1/Delaware VIP Balanced Series
                                               2002     11,341.029   15.44      175,105      3.04%    1.40%   -17.44%
                                               2001     11,664.338   18.70      218,129      1.15%    1.40%    -8.95%
/1/Delaware VIP Balanced Series
                                               2002     48,584.680   23.35    1,134,329      3.04%    1.25%   -17.31%
                                               2001     72,289.467   28.24    2,041,132      2.40%    1.25%    -8.81%
/1/Delaware VIP Capital Reserves Series
                                               2002      9,490.525   21.14      200,652      5.42%    1.25%     5.77%
                                               2001     22,694.013   19.99      453,759      5.59%    1.25%     6.91%
/1/Delaware VIP Capital Reserves Series
                                               2002      8,323.756   15.86      132,052      4.59%    1.40%     5.62%
                                               2001      8,327.667   15.02      124,943      2.81%    1.40%     6.75%
/1/Delaware VIP Cash Reserves Series
                                               2002     77,894.142   16.45    1,281,098      1.18%    1.25%     0.00%
                                               2001     51,145.542   16.45      841,147      2.04%    1.25%     2.59%
/1/Delaware VIP Cash Reserves Series
                                               2002             --   13.37           --     19.97%    1.40%    -0.15%
                                               2001        139.307   13.39        1,864      7.51%    1.40%     2.43%
/1/Delaware VIP Growth Opportunities Series
                                               2002      6,307.151   17.88      112,793     11.73%    1.40%   -25.98%
                                               2001      7,369.049   24.16      178,045     21.62%    1.40%   -16.96%
/1/Delaware VIP Growth Opportunities Series
                                               2002     36,772.409   20.06      737,540     12.90%    1.25%   -25.87%
                                               2001     44,502.245   27.06    1,204,098     10.61%    1.25%   -16.84%
/1/Delaware VIP High Yield Series
                                               2002      4,875.283   11.95       58,270     10.13%    1.40%     0.42%
                                               2001      4,911.075   11.90       58,450      3.85%    1.40%    -5.44%
/1/Delaware VIP High Yield Series
                                               2002     30,022.065   16.92      507,933     10.55%    1.25%     0.57%
                                               2001     33,650.874   16.82      566,072      9.05%    1.25%    -5.30%
/1/Delaware VIP Large Cap Value Series
                                               2002      6,993.807   21.66      151,477      1.59%    1.40%   -19.81%
                                               2001      7,180.325   27.01      193,931      0.10%    1.40%    -5.20%
/1/Delaware VIP Large Cap Value Series
                                               2002    169,903.403   25.60    4,349,989      1.66%    1.25%   -19.69%
                                               2001    219,986.074   31.88    7,012,989      0.19%    1.25%    -5.09%

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA I-66

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                     Investment            Total
                                                                 Unit                  Income    Expense  Return
             Sub-accounts                            Units (a)  Value    Net Assets     Ratio     Ratio     (b)
-------------------------------------------  ----  -----------  ------  -----------  ----------  -------  ------
/3/Dreyfus Small Company Stock Portfolio
                                             2002  165,147.957  $ 8.78  $ 1,450,018      0.23%    1.40%   -20.83%
                                             2001  178,061.914   11.09    1,974,710      0.06%    1.40%    -2.89%
/2/Dreyfus Small Company Stock Portfolio
                                             2002    1,041.310    8.76        9,118      0.24%    1.45%   -20.87%
                                             2001    1,042.012   11.07       11,530      0.07%    1.45%    -2.93%
/3/Dreyfus Stock Index Portfolio
                                             2002  655,094.374   13.72    8,988,442      1.29%    1.40%   -23.44%
                                             2001  818,315.630   17.92   14,666,237      1.54%    1.40%   -13.42%
/2/Dreyfus Stock Index Portfolio
                                             2002    2,090.814   13.68       28,610      1.49%    1.45%   -23.48%
                                             2001    1,658.116   17.88       29,652      1.72%    1.45%   -13.44%
/2/Fidelity Asset Manager Portfolio
                                             2002    1,570.200   13.22       20,765      6.24%    1.45%   -10.04%
                                             2001    1,046.490   14.70       15,384      0.00%    1.45%    -5.46%
/3/Fidelity Asset Manager Portfolio
                                             2002  634,619.812   13.26    8,415,280      4.33%    1.40%   -10.00%
                                             2001  863,617.810   14.73   12,723,960      5.46%    1.40%    -5.43%
/2/Fidelity Contrafund Portfolio
                                             2002      124.655   11.33        1,412      0.99%    1.45%   -10.66%
                                             2001      125.358   12.68        1,590      3.48%    1.45%   -13.50%
/3/Fidelity Contrafund Portfolio
                                             2002  303,636.082   11.36    3,449,014      0.89%    1.40%   -10.61%
                                             2001  369,807.009   12.71    4,699,257      3.61%    1.40%   -13.50%
/3/Fidelity Growth Portfolio
                                             2002  562,462.497   12.18    6,851,466      0.27%    1.40%   -31.08%
                                             2001  749,469.970   17.67   13,246,181      7.79%    1.40%   -18.81%
/2/Fidelity Growth Portfolio
                                             2002       78.649   12.15          955      0.32%    1.45%   -31.11%
                                             2001       79.093   17.64        1,395      7.21%    1.45%   -18.84%
/3/Fidelity High Income Portfolio
                                             2002  201,717.220    8.64    1,742,374     11.57%    1.40%     2.01%
                                             2001  289,878.300    8.47    2,454,659     21.70%    1.40%   -12.97%
/2/Fidelity High Income Portfolio
                                             2002    1,170.098    8.61       10,080     14.07%    1.45%     1.95%
                                             2001    1,170.894    8.45        9,893     13.06%    1.45%   -12.98%
/3/Fidelity Investment Grade Bond Portfolio
                                             2002  453,606.009   15.07    6,837,666      4.53%    1.40%     8.81%
                                             2001  372,421.381   13.85    5,159,382      7.32%    1.40%     6.98%
/2/Fidelity Money Market Portfolio
                                             2002      434.115   12.43        5,396      0.59%    1.45%     0.23%
                                             2001    2,483.238   12.40       30,797      9.23%    1.45%     2.67%
/3/Fidelity Money Market Portfolio
                                             2002  726,515.560   12.46    9,055,451      1.67%    1.40%     0.28%
                                             2001  985,366.605   12.43   12,247,550      4.09%    1.40%     2.72%

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA I-67

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                               Investment
                                                                            Unit                 Income    Expense    Total
                     Sub-accounts                              Units (a)    Value  Net Assets     Ratio     Ratio   Return (b)
-----------------------------------------------------   ----  -----------  ------  ----------  ----------  -------  ----------
/3/Fidelity Overseas Portfolio
                                                        2002   54,713.666  $ 9.03  $  493,984     0.82%     1.40%     -21.39%
                                                        2001   57,864.526   11.49     664,582    13.39%     1.40%     -22.29%
/1/Mercury HW International VIP Portfolio
                                                        2002  160,730.629    8.29   1,332,414     3.90%     1.40%     -12.77%
                                                        2001  176,533.020    9.50   1,677,652     6.07%     1.40%     -14.15%
/2/Mercury HW International VIP Portfolio
                                                        2002    8,845.916    8.27      73,196     3.70%     1.45%     -12.81%
                                                        2001   10,911.101    9.49     103,553     7.85%     1.45%     -14.19%
/1/Merrill Lynch American Balanced V.I. Fund
                                                        2002    1,177.796    8.24       9,702     2.84%     1.40%     -14.88%
                                                        2001    1,179.590    9.68      11,415     2.58%     1.40%      -3.23%
/1/Merrill Lynch Basic Value V.I. Fund
                                                        2002  497,627.759   11.78   5,860,891     1.30%     1.40%     -18.91%
                                                        2001  592,994.409   14.52   8,612,954     5.96%     1.40%       2.79%
/2/Merrill Lynch Basic Value V.I. Fund
                                                        2002   55,754.015   11.75     654,963     1.33%     1.45%     -18.95%
                                                        2001   65,326.878   14.49     946,875    -4.22%     1.45%       2.72%
/1/Merrill Lynch Core Bond V.I. Fund
                                                        2002   43,626.326   12.67     552,875     4.57%     1.40%       8.05%
                                                        2001   50,950.882   11.73     597,594     5.59%     1.40%       5.19%
/2/Merrill Lynch Core Bond V.I. Fund
                                                        2002    3,311.738   12.64      41,862     4.70%     1.45%       8.00%
                                                        2001    3,315.049   11.70      38,801     6.03%     1.45%       5.16%
/1/Merrill Lynch Developing Capital Markets V.I. Fund
                                                        2002   14,500.869    6.93     100,560     0.41%     1.40%     -11.49%
                                                        2001   14,688.520    7.84     115,088     0.90%     1.40%       0.07%
/2/Merrill Lynch Developing Capital Markets V.I. Fund
                                                        2002    3,987.087    6.92      27,579     0.40%     1.45%     -11.54%
                                                        2001    4,488.576    7.82      35,096     0.93%     1.45%      -0.01%
/1/Merrill Lynch Domestic Money Market V.I. Fund
                                                        2002  111,620.893   11.56   1,290,531     1.58%     1.40%       0.07%
                                                        2001  118,201.091   11.55   1,365,627     3.62%     1.40%       2.42%
/2/Merrill Lynch Domestic Money Market V.I. Fund
                                                        2002      202.163   11.53       2,331     1.71%     1.45%       0.02%
                                                        2001    5,156.909   11.53      59,456     4.08%     1.45%       2.39%
/1/Merrill Lynch Global Allocation V.I. Fund
                                                        2002   44,797.556    9.31     417,193     2.52%     1.40%      -9.42%
                                                        2001   76,765.743   10.28     789,286     1.35%     1.40%     -10.12%
/2/Merrill Lynch Global Allocation V.I. Fund
                                                        2002    9,013.816    9.29      83,728     2.93%     1.45%      -9.47%
                                                        2001   12,250.577   10.26     125,696     1.36%     1.45%     -10.15%
/1/Merrill Lynch Global Growth V.I. Fund
                                                        2002   99,535.338    5.89     585,938     0.11%     1.40%     -28.74%
                                                        2001  101,771.467    8.26     840,754     0.90%     1.40%     -24.14%

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery, Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA I-68

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                        Investment
                                                                     Unit                 Income    Expense    Total
              Sub-accounts                              Units (a)    Value  Net Assets     Ratio     Ratio   Return (b)
-----------------------------------------------  ----  -----------  ------  ----------  ----------  -------  ----------
/2/Merrill Lynch Global Growth V.I. Fund
                                                 2002           --  $ 5.88  $       --     0.00%     1.45%     -28.78%
                                                 2001    2,263.480    8.25      18,674     1.31%     1.45%     -24.17%
/1/Merrill Lynch High Current Income V.I. Fund
                                                 2002   64,193.511    9.02     579,027     9.90%     1.40%      -2.83%
                                                 2001   70,160.111    9.28     651,309    10.61%     1.40%       2.58%
/2/Merrill Lynch High Current Income V.I. Fund
                                                 2002           --    9.00          --    14.83%     1.45%      -2.88%
                                                 2001      193.045    9.26       1,788    14.33%     1.45%       2.48%
/1/Merrill Lynch Large Cap Core V.I. Fund
                                                 2002  124,750.363    9.95   1,241,056     0.81%     1.40%     -18.14%
                                                 2001  126,262.159   12.15   1,534,402     0.78%     1.40%      -8.70%
/2/Merrill Lynch Large Cap Core V.I. Fund
                                                 2002    3,139.907    9.92      31,156     0.81%     1.45%     -18.18%
                                                 2001    3,159.619   12.13      38,318     0.48%     1.45%      -8.75%
/1/Merrill Lynch Large Cap Growth V.I. Fund
                                                 2002   94,393.181    6.71     633,141     0.00%     1.40%     -24.46%
                                                 2001   80,146.632    8.88     711,649     0.02%     1.40%     -10.58%
/1/Merrill Lynch Natural Resources Focus Fund
                                                 2002           --      --          --     0.00%     1.40%    -100.00%
                                                 2001    2,842.729   11.36      32,284     0.17%     1.40%     -12.24%
/2/Merrill Lynch Natural Resources Focus Fund
                                                 2002           --      --          --     0.00%     1.45%    -100.00%
                                                 2001      576.469   11.33       6,533     0.19%     1.45%     -12.28%
/1/Merrill Lynch Small Cap V.I. Fund
                                                 2002  127,179.286   12.58   1,599,971     1.31%     1.40%     -24.82%
                                                 2001  120,804.115   16.73   2,021,508     7.71%     1.40%      28.03%
/2/Merrill Lynch Small Cap V.I. Fund
                                                 2002   26,751.779   12.55     335,683     1.22%     1.45%     -24.86%
                                                 2001   29,629.570   16.70     494,786     7.68%     1.45%      27.96%
/1/Merrill Lynch Utilities & Telecom V.I. Fund
                                                 2002   43,289.706    9.99     432,264     3.37%     1.40%     -19.90%
                                                 2001   69,971.999   12.47     872,249     6.60%     1.40%     -15.20%
/2/Merrill Lynch Utilities & Telecom V.I. Fund
                                                 2002       36.794    9.96         366     2.18%     1.45%     -19.94%
                                                 2001    1,946.757   12.44      24,218     7.93%     1.45%     -15.26%
/1/UIF Core Plus Fixed Income Portfolio
                                                 2002    4,077.181   10.54      42,977     3.85%     0.75%       6.52%
                                                 2001    4,354.222    9.90      43,086     5.53%     0.75%     -19.46%
/1/UIF Equity Growth Portfolio
                                                 2002    4,232.172    7.51      31,797     0.16%     0.75%     -28.40%
                                                 2001    4,520.264   10.49      47,435     0.00%     0.75%       4.90%

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA I-69

VARIABLE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                           Investment
                                                                        Unit                 Income    Expense    Total
                     Sub-accounts                          Units (a)    Value  Net Assets     Ratio     Ratio   Return (b)
--------------------------------------------------  ----  -----------  ------  ----------  ----------  -------  ----------
/1/UIF Technology Portfolio
                                                    2002    1,867.147  $ 5.67  $   10,583     0.00%     0.75%     -49.35%
                                                    2001    1,992.857   11.19      22,301     0.00%     0.75%     -30.99%
/1/UIF Value Portfolio
                                                    2002      462.554    8.30       3,837     0.59%     0.75%     -22.74%
                                                    2001      496.626   10.74       5,332     2.28%     0.75%     -36.37%
/3/Van Eck Worldwide Emerging Markets Portfolio
                                                    2002   85,795.982    6.32     542,588     0.17%     1.40%      -4.25%
                                                    2001   69,214.522    6.61     457,167     0.00%     1.40%      -3.15%
/3/Van Eck Worldwide Hard Assets Fund
                                                    2002   25,845.860    7.45     192,486     0.87%     1.40%      -4.19%
                                                    2001   26,544.085    7.77     206,322     1.19%     1.40%     -11.67%
/1/Vanguard 500 Index Fund
                                                    2002      868.187    7.87       6,829     1.47%     0.75%       0.00%
                                                    2001           --      --          --       --      0.75%         --
/1/Vanguard Prime Money Market Fund
                                                    2002      568.602   10.06       5,721     0.97%     0.75%       0.00%
                                                    2001           --      --          --       --      0.75%         --
/1/Vanguard Primecap Fund
                                                    2002      296.040    7.53       2,230     1.21%     0.75%       0.00%
                                                    2001           --      --          --       --      0.75%         --
/1/Vanguard U.S. Growth Fund
                                                    2002      592.829    7.14       4,230     0.40%     0.75%       0.00%
                                                    2001           --      --          --       --      0.75%         --
/1/Vanguard Wellington Fund
                                                    2002      287.186    8.96       2,573     2.77%     0.75%       0.00%
                                                    2001           --      --          --       --      0.75%         --
/1/Vanguard Windsor Fund
                                                    2002      294.025    7.68       2,258     1.54%     0.75%       0.00%
                                                    2001           --      --          --       --      0.75%         --
/1/Vanguard LifeStrategy Conservative Growth Fund
                                                    2002    3,429.173    9.36      32,093     1.97%     0.75%       0.00%
                                                    2001           --      --          --       --      0.75%         --
/1/Vanguard LifeStrategy Income Fund
                                                    2002    2,050.321    9.89      20,288     2.92%     0.75%       0.00%
                                                    2001           --      --          --       --      0.75%         --
/1/Vanguard LifeStrategy Growth Fund
                                                    2002    1,379.840    8.35      11,516     1.54%     0.75%       0.00%
                                                    2001           --      --          --       --      0.75%         --

Footnote /1/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery Retirement Gold products.
Footnote /2/ are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option
Footnote /3/ are the funds under the Profile product.
Footnote /4/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote /5/ are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA I-70

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a)  Financial Statements

     The following financial statements are included in Part B of the Registration Statement:

     Audited consolidated financial statements of AIG Life Insurance Company at December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000.

     Audited financial statements of Variable Account I at December 31, 2002 and for the years ended December 31, 2002 and 2001.

(b)  Exhibits

     (1) Certificate of Resolution for AIG Life Insurance Company dated June 5, 1986, authorizing the issuance and sale of variable and fixed annuity contracts*

     (2)  Not Applicable.

     (3) (a) Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors dated August 1, 1988*
          (b) Broker/Dealer Agreement between AIG Life Insurance Company and American International Fund Distributors dated August 1, 1988*
          (c) Selling Agreement between AIG Life Insurance Company, American International Life Assurance Company of New York, and AIG Equity Sales Corporation dated October 1998*
          (d) Distribution Agreement between AIG Life Insurance Company, American International Life Assurance Company of New York, and Alliance Fund Distributors dated June 11, 1991*
          (e) Form of Buy Sell Agreement between AIG Life Insurance Company and Alliance Global Investor Services, Inc. dated February, 2002 ##

     (4) (a) Form of Individual Variable Annuity Single Purchase Payment Policy (45648 - 4/87)*
          (b) Form of Individual Variable Annuity Policy (11VAN0896)*
          (c) Form of Group Variable Annuity Policy (11VAN0896GP)*
          (d) Form of Variable Annuity Certificate of Coverage (16VAN0896)*

     (5)  (a) Form of variable annuity application (14VAN897)*
          (b) Form of Flexible Variable Annuity application (56778 11/96)*
          (c) Form of Single Variable Annuity application (52970 11/96)*
          (d) Form of Group Variable Annuity application (56451 11/96)*

     (6) (a) By-Laws of AIG Life Insurance Company as amended through December 31, 1991*
          (b) Certificate of Incorporation of AIG Life Insurance Company dated December 31, 1991*
          (c) Restated Certificate of Incorporation of AIG Life Insurance Company dated December 31, 1991*
          (d) By-Laws of AIG Life Insurance Company #
          (e) Certificate of Amendment of Certificate of Incorporation of AIG Life Insurance Company, dated December 3, 2001.+

     (7)  Not Applicable.

     (8) Delaware Valley Financial Services, Inc. Administrative Agreement, appointing Delaware Valley Financial Services, Inc. by AIG Life Insurance Company and American International Life Assurance Company of New York, dated October 1, 1986*

     (9)  Opinion of Counsel (filed herewith)


     (10) (a) Consent of Counsel - Not Applicable.
          (b) Consent of Independent Accountants (filed herewith)


     (11) Not Applicable.

     (12) Not Applicable.

     (13) Form of Schedule for Performance Computations (filed herewith)

     (14) Diagram and listing of all persons directly or indirectly controlled by or under common owner control with AIG Life Insurance Company, the Depositor of Registrant. ++

     (15) Powers of Attorney for Rodney O. Martin, Jr., Nicholas Alexander O'Kulich, Robert F. Herbert, Jr., David L. Herzog, Robinson Kendall Nottingham and Gary D. Reddick. (filed herewith)

* Incorporated by reference to Post-Effective Amendment No. 12 and Amendment No. 29 to File Nos. 033-39171 and 811-5301, filed October 27, 1998, Accession No. 0000803401-98-000036.

# Incorporated by reference to Post-Effective Amendment No. 15 and Amendment No. 33 to File Nos. 033-39171 and 811-5301, filed April 28, 2000, Accession No. 0000820627-00-000015.

## Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 46 to File Nos. 333-36260 and 811-5301, filed February 13, 2002, Accession No. 0000891092-02-000184.


+ Incorporated by reference to Post-Effective Amendment No. 10 and Amendment No. 2 to File Nos. 333-34199 and 811-04867, filed April 25, 2003, Accession No. 0001193125-03-002056.



++ Incorporated by reference to Form 10-K, Exhibit 21 filed by American International Group, parent of Registrant for year ended December 31, 2002, SEC file number 001-08787, Accession number 0000950123-03-003570, filed March 31, 2003.

Item 25. Directors and Officers of the Depositor

The officers and directors of AIG Life Insurance Company are listed below. Their principal business address is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAME                                POSITION
--------------------------------------------------------------------------------
Rodney O. Martin, Jr.               Chairman of the Board of Directors and
                                    President
Nicholas A. O'Kulich(1)             Vice Chairman of  the Board of Directors

David L. Herzog                     Chief Financial Officer, Chief Operating
                                    Officer and Director

M. Bernard Aidinoff                 Director

Gary D. Reddick                     Executive Vice President and Director

Robert M. Beuerlein                 Senior Vice President and Chief Actuary

Pauletta P. Cohn                    Senior Vice President and Co-General Counsel

David J. Dietz(4)                   Senior Vice President and Director


Royce G. Imhoff II                  Director and CEO


Martin J. Sullivan(1)               Director

Robert Michael Goldbloom(2)         Senior Vice President

Robert F. Herbert, Jr.              Senior Vice President

Kyle L. Jennings                    Senior Vice President and Co-General Counsel

Arshad Hasan Qureshi(3)             Senior Vice President

Elizabeth M. Tuck(1)                Secretary
----------
(1)  Business Address is 70 Pine Street, New York, New York 10270.
(2)  Business Address is 80 Pine Street, New York, New York 10005.
(3) Business Address is One Alico Plaza, 600 King Street, Wilmington, Delaware 19901.
(4)  Business Address is 390 Park Avenue, New York, New York 10022.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of AIG Life Insurance Company (Depositor). Depositor is a subsidiary of American International Group, Inc. ("AIG"). AIG Life Insurance Company, a Delaware corporation, is owned 78.9% by American International Group, Inc. The remaining 21.1% is owned by Commerce & Industry Insurance Company, a New York corporation. For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see an organizational chart for AIG which can be found in Form 10-K, SEC file number 001-08787, accession number 0000950123-03-003570, filed March 31, 2003.

Item 27. Number of Contractowners

As of March 7, 2003, the number of Gallery contracts funded by Variable Account I was 6,558 of which 1,929 were qualified contracts and 4,629 were non-qualified contracts.

Item 28. Indemnification

Incorporated by reference to Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors, dated August 1, 1988, and filed electronically on October 27, 1998 as an exhibit to post-effective amendment no. 12 to the registration statement on Form N-4 (File No. 33-39171), Accession No. 0000803401-98-000036.

Item 29. Principal Underwriter

(a) AIG Equity Sales Corp., the principal underwriter for Variable Account I, also acts as the principal underwriter for other separate accounts of the Depositor, and for the separate accounts of American International Life Assurance Company of New York, an affiliated company.

(b) The following information is provided for each director and officer of the principal underwriter:

Name and Principal Business Address*      Positions and Offices with Underwriter

Kevin Clowe                               Director and Vice President
Ernest T. Patrikis                        Director
Walter R. Josiah                          Director and President
Ronald Alan Latz                          Director, Vice President and Financial
                                           Operations Principal
Peter Adamczyk                            Director
Helen Stefanis                            Director
Martinnette J. Witrick                    Vice President and Compliance Director
Kenneth F. Judkowitz                      Vice President
Elizabeth M. Tuck                         Secretary
Cindy Yoon                                Comptroller

* Business address is 70 Pine Street, New York, New York 10270.

(c)

                  Net
Name of           Underwriting      Compensation
Principal         Discounts and     on               Brokerage
Underwriter       Commission        Redemption       Commissions       Compensation
AIG Equity        $0                $0               $0                $0
Sales Corp.

Item 30. Location of Accounts and Records.

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and its rules are maintained by Depositor at 2929 Allen Parkway, Houston, Texas 77019 or its recordkeeper, Delaware Valley Financial Services, P.O. Box 3031, Berwyn, PA 19312-0031, which provides certain servicing for the Depositor.

Item 31. Management Services.

Not applicable.

Item 32. Undertakings

Registrant undertakes to: 1. file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; 2. include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and 3. deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Registrant hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88). The Registrant has complied with conditions one through four on the no-action letter.

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Depositor represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Pauletta P. Cohn and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-Effective Amendment No. 1 to the registration statement on Form N-4 (File No. 333-102134) to be signed on its behalf, in the City of Houston, and the State of Texas, on this 25 day of April, 2003.



                                        VARIABLE ACCOUNT I (Registrant)

                                        BY: AIG LIFE INSURANCE COMPANY
                                            (Depositor)

                                        BY: /s/ Robert F. Herbert, Jr.
                                            ------------------------------------
                                            Robert F. Herbert, Jr.
                                            Senior Vice President, Treasurer and
                                              Controller

                                        AIG LIFE INSURANCE COMPANY (Depositor)

                                        BY: /s/ Robert F. Herbert, Jr.
                                            ------------------------------------
                                            Robert F. Herbert, Jr.
                                            Senior Vice President, Treasurer and
                                              Controller

[SEAL]

ATTEST: /s/ Lauren W. Jones
        ------------------------------
        Lauren W. Jones
        Assistant Secretary

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.



Signature                          Title                          Date
---------                          -----                          ----

/s/ Rodney O. Martin, Jr.          Director and Chairman          April 25, 2003
------------------------------
Rodney O. Martin, Jr.


/s/ David L. Herzog                Director and Chief             April 25, 2003
------------------------------     Financial Officer
David L. Herzog


/s/ M. Bernard Aidinoff            Director                       April 25, 2003
------------------------------
M. Bernard Aidinoff


/s/ David J. Dietz                 Director                       April 25, 2003
------------------------------
David J. Dietz


/s/ Royce G. Imhoff II             Director and CEO               April 25, 2003
------------------------------
Royce G. Imhoff II


/s/ Nicholas A. O'Kulich           Director                       April 25, 2003
------------------------------
Nicholas A. O'Kulich


/s/ Gary D. Reddick                Director                       April 25, 2003
------------------------------
Gary D. Reddick


/s/ Martin J. Sullivan             Director                       April 25, 2003
------------------------------
Martin J. Sullivan


                                INDEX TO EXHIBITS

Exhibit

(9)     Opinion of Counsel
(10)(b) Consent of Independent Accountants
(13)    Form of Schedule for Performance Computations

(15)    Powers of Attorney (See Signature Pages)